

251, BD PEREIRE - 75017 PARIS
TELEPHONE : 01 44 09 64 00
TELECOPIE : 01 44 09 64 22



SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street
, NW
Washington DC 20549
USA

Paris, November 3rd 2003

Re : Altran Technologies S.A (File No. 82-5164)
Ongoing Disclosure Pursuant to rule 12g3-2(b)
Under the US Securities Exchange Act of 1934

Dear Madam and Sir,

On behalf of Altran Technologies S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (The "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the company has (i) made or become required to make public pursuant to the laws of France, (ii) filed or become required to file with the French Stock exchange authorities and which was or will be made public by such authorities or (iii) has distributed or become required to distribute to its security holders :

1. Press release published on the internet and French newspapers on October 31st 2003 regarding H1 2003 results enclosed as exhibit 1.
2. Presentation made to analyst and investors on the H1 2003 results Meeting on October 31st 2003 enclosed as exhibit 1
3. Prospectus in French which receive a visa from the "Commission des Opérations de Bourse", a translation will be available in the coming weeks

If you have any questions or comments, don't hesitate to join me (phone : 33144096423), you can also join Mr Eric Albrand CFO of the group (phone : 33144096477).
I am looking forward to hearing from you.

12/1

Laurent Dubois
Head of Investors Relations

E-mail : direction@altran-group.com



Thursday, 30th October 2003

RESULTS FOR FIRST HALF 2003
INFORMATION ON GROUP REFINANCING

Results for First half 2003

The Group's net result for the first half 2003 is 1.2 million euros against –109.3 million euros on December 30th 2002.

Group results are positive once again. The decrease in operational result is the consequence of group's effort to bring its cost structure in line with current level of business and to restore satisfactory margins, as defined at the Annual General meeting of shareholders on June 30th 2003.

Results for 1st half 2003 have been validated by the Board of Directors and the statutory auditors on October 6th 2003, having being reviewed by the newly formed Audit Committee (*) chaired by Mrs. Guylaine Saucier.

The profit and loss account for the 1st half 2003 is as follows :

(in million euros)	**31 / 12 / 02**	**30 / 06 / 03**
Revenue	1 372.9	688.0
Operating profit (before employee profit sharing)	**67.4**	**23.3**
	4.9%	*3.4%*
Net financial income	**(27.7)**	**(11.6)**
Net exceptional income	**6.4**	**(1.6)**
CorporateTax	(23.2)	6.8
Employee profit sharing	(2.8)	(2.8)
Net result before goodwill & extraordinary income	**13.6**	**15.7**
Amortization of goodwill	(96.7)	(11.2)
Error correction	(32.7)	-
Net result	**(109.4)**	**2.8**
Minority interest	(0.0)	(1.5)
Group net result	**(109.3)**	**1.2**

Due to the absence of apportionment by semester on 2002 adjustments, the comparison with 1st half 2002 results will not be made.

- EBITDA stands at 31.8 million euros representing a 4.6% EBITDA margin
- Operational result for 1st half 2003 before employee profit sharing is 23.3 million euros. Operational margin for 1st half 2003 is 3.4% against 4.9% on December 31st 2002.
- Payroll expenses are the main cost and are 497.2 million euros for the 1st half of 2003 with a total staff count of 17 044 as compared with 17 778 at the end of 2002.

  Since the beginning of 2003, the group has been pursuing its efforts to adapt its cost structure to the general economic environment. As a consequence, total staff is down by 734 for the 1st half of 2003.

- Negative net exceptional income of 1.65 million euros is mainly due to losses of 1.5 million euros on asset sales during the 1st half of 2003. The group also bought back 10 000 of its convertible bonds in June 2003, generating a profit of 0.38 million euros.

- The net result before amortization of goodwill and extraordinary income is 15.7 million euros on June 30th 2003, compared with 13.6 million euros for year ending December 31st 2002.

- Amortization of goodwill on the 1st half of 2003 is 11.2 million euros of which 9.1 million euros are the periodic amortization of goodwill and 2.1 million euros are an exceptional amortization as a result of group's assets value analysis at the end of June 2003. An impairment test will be carried out at the end of 2003 in accordance with regulation CRC n°2002-10.

Assets	31/12/02	30/06/03	Liabilities	31/12/02	30/06/03
Intangible assets	576.4	552.4	Shareholders equity	250.4	249.9
Fixed assets	55.8	60.0	Minorities	0.1	1.6
Financial assets	43.5	41.7	Provisions	63.1	55.3
Total assets	675.7	645.1	Conditional pre-payments	0.1	0.0
Stock	3.8	3.5	Convertible bonds	446.3	435.4
Client * receivables	386.9	396.5	Borrowing from credit institutions	200.5	230.1
Other receivables	147.4	130.9	Trade notes & accounts payables	318.8	305.0
Total current assets	538.0	530.9	Payables against fixed assets	134.9	43.4
Cash	211.4	153.8	Others	12.3	7.5
Others	9.7	11.0	Accrual accounts	8.2	12.5
Total	**1 434.9**	**1 340.9**	**Total**	**1 434.9**	**1 340.9**

* 7.3 million euros of factoring on June 30th 2003 compared to zero on December 31st 2002.

- Net debt stands at 511.8 million euros against 435.5 million euros at the end of 2002.

  81 million euros has been paid during the first half of 2003 of which 20.7 million euros for earn-outs.

  As of June 30th 2003 payables against fixed assets have been reduced from 134.9 million to 43.4 million euros.

  In the 2nd half of 2003, 22.5 million euros should be paid of which 6.9 million euros for earn-outs concerning 2002. The remainder is mainly due to DTS, a Brazilian subsidiary in an arbitration dispute with the group (18.3 million euros) and a reduction of the estimated earn-out to be paid (-8.1 million euros).

  Over 2003, payment related to acquisitions made in 2002 and earn-outs should be around 100 million euros.

Information on group refinancing

The management defined four actions to restore group's financial structure : cash centralization, deployment of a factoring programme, reduction in DSO (days sales outstanding) and a restoration of satisfactory margins.

These four actions have followed their course.

- **Cash centralization**

Altran's target is to centralize between 50% and 75% of available cash in the group, by the end of 2003.

On December 31st 2002, 24% of the group's cash was centralized (50.7 million euros out of 211.4 million euros)
On June 30th 2003, 34% of the group's cash was centralized (53 million euros out of 153.8 million euros).
On September 30th 2003, 55% of the group's cash was centralized.
The action is currently ahead of schedule.

- **Factoring**

Altran's factoring target is to attain between 80 and 100 million euros by the end of 2003 and 150 million euros by the end 2004.
No factoring facility nor agreement was in place at the end of 2002. During the 1st half of 2003, factoring was 7.3 million euros, 19 million euros on September 30th 2003 and more than 50 million euros by October 30th 2003.
This was made possible by the signature of factoring agreements last summer, with four financial institutions giving the group financing facilities of up to 162 million euros. The increase in factoring since the signature of the agreements will enable the group to reach its target.

- **Reduction in DSO**

After a notable decrease in DSO at the end of 2002, client receivables were stabilized over the 1st half of 2003 at 396.5 million euros. DSO are 87 days for the 1st half of 2003 (net client receivables compared to sales at an average VAT rate of 18%) as compared with 85 days on December 31st 2002. Factoring, combined with improved sales administration management enable the group to keep its target of reducing DSO by an additional 50 million euros by the end of 2004.

- **Restoring satisfactory margins**

During the 1st half of 2003, Altran continued to adapt its staff to its level of business. These reductions should generate an annual saving of approximately 40 million euros, all things being equal. If a soft market prevails in the 2nd half of 2003, the group will continue to adapt its cost structure at the same rate.

Altran is finalizing the various financing solutions to be able to redeem its convertible bond which is due on January 1st 2005 and also ensure group mid-term financing.

The Group's banks have agreed to maintain their credit facilities until December 31st 2003. Two of them (BNP Paribas and Société Générale) formalized this agreement by a letter, the last one (Crédit Agricole Ile de France) will do the same in the coming days.

Revenue for Q3 2003 will be published on November 15th 2003, at the latest
Indications are that the group's Q3 2003 revenue should be between 310 and 320 million euros and staff reduction for Q3 2003 should be around 400.

For further information please contact
Head of Investor Relations : Laurent Dubois : +33 (0)1 44 09 64 00
www.altran.net

* Please note that the Audit committee was set up on 17th July 2003. It is chaired by Mrs. Guylaine Saucier who is formerly chair of the Ordre des Comptables Agrées Canadiens, Member of IFAC, and is a specialist on matters of corporate governance for listed companies. The committee is made up of independent administrators who have been nominated by the Annual General Meeting on the 30th June 2003. These are : Mrs Guylaine Saucier, Mr Jean-Louis Andreu and Mr Yann Duchesne.

The responsibility of the Audit committee is to assist the Board of Directors on matters of company accounting, reports, internal and external control, financial communiqués, as well as in risk management.

It has authority over all companies of the group.

It convenes at least four times a year, and as often as required by its Chair, by one of its members, or by one of the statutory auditors. The Audit committee held its first meeting on the 6th October to address half-year accounts, before the meeting by the Board of Directors.

October 31st 2003

Crédit Agricole Ile de France Agreement

Altran announce that he received the formal agreement of Crédit Agricole Ile de France as previously announced in the release of October 30th 2003

Altran

1st Half 2003 results

Michel Friedlander
CEO

Eric Albrand
CFO

31st October 2003

ALTRAN


1st Half 2003 results
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
31st October 2003
ALTRAN

Corporate Governance

Audit committee appointment

- The audit committee appointment has been announced at the Annual General meeting of shareholders on June 30th, 2003 with the nomination of three independent administrators
- Its field of competences has been defined by a board meeting on October 6th, 2003
- Madam Guylaine Saucier will chair the Audit Comittee including two other members, Yann Duchesne and Jean-Louis Andreu
- The Audit Committee first met on October 6th, 2003 to analyze, in particular, 1st half 2003 results


ALTRAN

Corporate governance

Audit committee field of expertise

- Assist the Board of Directors to establish Group's and company financial statements
- Control and insure the independence of group's auditors works
- Define group's auditor's policy
- And help the Board of directors in the following fields:
  - Accounting policy
  - Reporting
  - Internal & external control
  - Financial communication
  - Risks management


ALTRAN

Corporate governance

Internal control improvements

- First fields of improvements identified for 2003 by the a study committee set up in collaboration with Ricol, Lasteyrie & Associés are :
  - Accounting rules& process and financial statements establishment (in particular revenue recognition)
  - Treasury management and banking relationships
  - Earn-out and holdings management
- Fields to be covered on the 1st half of 2004 are as follows :
  - Client relationship improvement (billing, cash collection and follow up)
  - Investments and G&A control
  - Boards and committee rules, fields of expertise & power
  - Corporate law management
  - Human ressource management


ALTRAN

Corporate governance

Financial statements

- The group as filed with the COB (Commission des Opérations de Bourse) a « Document de Référence » including 2002 financial statements and the 1st half 2003 results

- All information, press release and presentations made are avalaible on our website both in French and in English


ALTRAN


1st Half 2003 results
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
31st October 2003
ALTRAN

Rail Transport

Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix

Support in the ERTMS Program for the UK

- Europe aims to improve rail transport safety and increase capacity by around 50% by 2010.
- The European Rail Traffic Management System (ERTMS) will bring together train, rail and signaling systems into a single seamless system across Europe.

Following a feasibility and options selection phase on system safety and reliability,

Altran will specify and design the future system for rail transport in the UK

- The consortium made up of the Rail Safety Standards Board, Network Rail and the Strategic Rail Authority, has called on Altran for support in implementing the system safety and reliability program in the UK.


ALTRAN



Energy

Altran examines New York's future electricity network

- Consolidated Edison Company of New York (CONED) has chosen Altran examine the future electricity network the city.
- Comparative analysis of systems and distribution strategies will be undertaken in several cities worldwide.
- Innovative technology will be identified to address *increasing needs in security, reliability and power.*
- First phase of this study will look at **Paris, London, Rome, Turin and Tokyo.**
- In the countries involved, several companies of the Altran group will contribute their **innovation and engineering capabilities in complex systems.**
- Participants of this first phase will hold a meeting in New York in the spring.





Agenda | Corporate Governance | Projects | 1st Half 2003 results | Perspectives | Appendix

1st Half 2003 results   31st October 2003   ALTRAN

MF

Relance HC / Commentaire CONED / importance du Contrat

Transition – HC

Pour tout cela, il faut des scientifiques – Où en est-on de la désaffection des filières scientifiques

HC-> Guy Ourisson pour la France / depuis rapport 2002

(Temps de parole de GO / 5 min)

Transition HC -> P. Connerade Situation au plan Européen

(Temps de parole de PC / 5 min)

Transition HC Au-delà des questions d'enseignement le problème est en réalité beaucoup plus large.

-> Important d'aimer les sciences

-débat G.O / PC / MF

MF annonce le thème du prix2004 de la Fondation

Transition HC : La Fondation, son objet


Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix

Innovation



Deepest of all space watchers

- Built in the Canary Islands,
- Developed by a European consortium (Sagem, Amos, Schwarz-Haumont et Altran)
- The Gran Telescopio Canaria (GTC) is fitted with the world's biggest mirror (10.4m)





For the telescope, Altran

- **designed ELMER** : the instrument through which image data from distant galaxies and stars is acquired
- **was in charge** of the management of the sub contractors, the development of the instrument, from the 150 detailed drawings to the design and assembly of the 1000 optical and electronic parts.


ALTRAN

Rail Transport

Security of rail transport in Europe,

- Defective pantographs can damage and even tear out catenaries.
- Altran has developed an intelligent detection system *for the Spanish rail company, which takes pictures of* the pantograph as the train goes by.
- The system detects the type of pantograph, determines the risk for catenaries, and immediately sends out a *detailed report to the traffic control center, which can* them take a decision on the pantograph and the train.
- Through this innovative system, the wear and tear of the pantograph plates can be measured with an *accuracy of a few millimeters.*
- This prototype developed by Altran SDB, an Altran Subsidiary in Spain, will be delivered in January 2004.



Altran put pantographs of Spanish trains under visual control



Innovation

An HIV test in under 10 minutes, for less than € 1

- Giving a quick result, and can be carried out at home and without the need for a doctor
- Analyses a tiny blood sample taken from the tip of a finger
- 99% reliability
- Based on a chemical reaction developed by Trinity Biotech, an Irish pharmaceutical laboratory


HIV
TRINITY BIOTECH

ALTRAN

- Optimization and validation of the industrial production process
- Preparation for certification by the Food & Drug Administration, needed before worldwide production.

Market authorization in September 2003


ALTRAN


1st Half 2003 results
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
31st October 2003
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1st Half 2003 results

Summarized P&L

Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix

(in thousand euros)

	31.12.2002	30.06.2003
Sales	1 372 862	[illegible]
Other operating income	19 139	[illegible]
EBITDA	117 432	[illegible]
Total operating expenses	(1 324 628)	[illegible]
Employees profit sharing	(2 793)	[illegible]
Operating profit *(after employee profit sharing)*	64 580	20 486
Operating margin (%)	*4,7%*	[illegible]
Net financial income	(27 706)	[illegible]
Taxes	(23 248)	[illegible]
Net result before goodwill & exceptionals	13 626	15 652
Net exceptional income	6 452	[illegible]
Goodwill amortization	(96 747)	[illegible]
2001 Corrections	(32 701)	[illegible]
Résultat net des sociétés intégrées	(109 370)	2 775
Minorities	26	[illegible]
Group's net result	(109 344)	1 241
EPS before goodwill & exceptionals	0.15	0.17

1st Half 2003 results

Operating margin analysis

	in K€	in % of sales	in K€	in % of sales
Sales	1 372 862		688 042	
Other operating income	19 139		8 297	
Total personnal costs	(957 052)	69,7%	(497 027)	72,2%
G&A	(154 670)	11,3%	(81 780)	11,9%
Provisions & depreciations	(50 059)	3,6%	(14 905)	2,2%
Others	(162 677)	11,8%	(79 372)	11,5%
Operating profit *(before employee profit sharing)*	67 543		23 255	
Operating margin (before employee profit sharing)	*4,9%*		*3,4%*	
Employee profit sharing	(2 793)	0,2%	(2 768)	0,4%
Operating result *(after employee profit sharing)*	64 750		20 487	
Operating margin (after employee profit sharing)	*4,7%*		*3,0%*	

1st Half 2003 results

Staff evolution (1)

- Total staff has been reduced by 734 during the 1st half of 2003 (4.1% of group's total staff)
- Group's target is to adapt its staff to the current level level of activity through natural turnover and a fine tuning of its recruitment process

- Group's effort to adapt its staff continued over Q3 2003

With a average annual cost of 54.2€ per employee 1st half efforts should generate on a like for like basis an annual saving of approximately 40€m


1st Half 2003 results
Staff evolution (2)
153
17 778
- 404
154
17 374
- 330
154
17 044
31st December 2002
30th March 2003
30th June 2003
Total staff
DTS
Agenda
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Projects
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Perspectives
Appendix
1st Half 2003 results
31st October 2003
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1st Half 2003 results
Staff evolution (3)
16 623
17 778
17 044
30th june 2002
31st September 2002
30th June 2003
Total staff
Total staff at a moment of time and staff embedded in total staff cost are different
There is a lag between the reduction of total staff and its impact in the total staff cost
The average number of employee on the payroll on the 1st half of 2003 was 17 626
If group's efforts to reduce staff have been stopped on June 30th 2003 we estimate what would be the average staff included in the payroll the 2nd half of 2003
17 644
17 626
17 097
17 362
2002
H1 2003
H2 2003 (e)
2003 (e)
Average staff
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
1st Half 2003 results
31st October 2003
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1st Half 2003 results

Staff evolution (4)

- Total staff on December 31st, 2002 was 17 778 with an average cost per employee of 54.2 €K
- Redundancies made on the first half was 734
- There is a lag between total staff reduction and its impact on the total staff costs
- The average number of employee included in the payroll on H1 2003 was 17 626
- Staff reduction efforts led to a small decrease of employee included in the payroll on the 1st half of 2003. This efforts should bear fruit in H2 2003 on a like for like basis
- Without any further redundancies, compared to June 30th 2003 the average number of employee included in the group's payroll for 2003 should be 17 362



1st Half 2003 Results

Detailed P&L

- Net exceptionals of (1.6) €m includes:
  - A 380 €K profit generated by a 10 000 convertible buy-back in June 2003
  - Various non significant assets sales that generated a (1.5) million euros loss

- Minority interest
  - A correction on group's ownership on one subsidiaries (Altran International BV) has been made
  - Group's ownership is 95%, 5% is held by a a former group's executive
  - The cumulative impact of the correction for the years 1997 through 2002 is 1.5 millions euros on the 1st half of 2003


ALTRAN

Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix

1st Half 2003 results

Goodwill amortization

- Analysis of goodwill on June 30th, 2003 led the group to take a complete write off on the goodwill of one of its subsidiary
- *The periodic goodwill amortization accounted for 9.1 million euros*

(in millions euros)

	30 june 2003
Periodic goodwill amortization	9,1
Exceptional goodwill amortization	2,1
Total	11,2

1st Half 2003 results

Summarized balance sheet *(in €K)*

Assets	31.12.2002	30.06.2003
	Net	Net
Fixed assets	675 716	645 140
Intangible fixed assets	576 446	552 423
Of which goodwill	*509 663*	*485 286*
Tangible fixed assets	55 765	50 972
Financial assets	43 505	41 745
Current assets	749 479	684 700
Inventory & work in progress	3 757	3 543
Client & accounts receivables	386 883	396 500
Other receivables	147 397	130 901
Cash & marketable securities	211 442	153 755
Accrual accounts	9 676	11 016
Total assets	1 434 871	1 340 856

Liabilities	31.12.2002	30.06.2003
Shareholder's equity	250 365	249 942
Minority interest	139	1 639
Conditional pre-payments	161	37
Contingencies & loss provisions	63 079	55 253
Debt	1 112 881	1 021 483
Convertible bonds	446 250	435 426
Borrowing from credit institutions	200 549	230 132
Trade notes & account payables	331 089	312 478
Payable against fixed assets	134 993	43 447
Accrual accounts	8 246	12 502
Total shareholder's equity & liabilities	1 434 871	1 340 856

(*) 7,3 million euros of factoring have been integrated in 1st half 2003 figures


1st Half 2003 results
Debt evolution
Net debt as of 31st December 2002 435,5
EBITDA 31,8
Financial charges (18,0)
Exceptional result (1,6)
Taxes 6,8
Profit sharing (2,8)
Change in NWCR (7,4)
Acquisitions (81,0)
Capex (7,1)
FX impact 2,9
Net debt as of 30th June 2003 511,8
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
1st Half 2003 results
31st October 2003
ALTRAN


1st Half 2003 results
Net debt as of 30th June 2003
Convertible bonds 428,0 m€ Redemption : 1st January 2005
Mid term bank loan 155,9 m€
Short term bank loan (*) 52,6 m€
of which factoring 7,3 m€
Total financial debt 636,5 m€
Cash 153,8 €m
Net financial debt 482,7 €m
Employee profit sharing 18,9 €m
Accrued interest 10,2 €m
Net debt 511.8 €m
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
1st Half 2003 results
31st October 2003
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1st Half 2003 results
Financial ratios
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
1st Half 2003 results
31st October 2003
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	31.12.2002	30.06.2003
Net financail debt / shareholder's equity	x 1,6	x 1,9
Net financial debt / Annualized EBITDA	x 3,3	x 7,5
EBITDA / Net interest expense	x 3,3	x 2,7


1st Half 2003 results
Receivables evolution (in €m)
DSO
107 days
86 days
88 days
499,5
53,0
446,5
(113,4)
386,1
0,0
386,1
+8,4
394,5
7,3
387,2
500
480
460
440
420
400
380
360
340
320
300
31st December 2001
31st December 2002
30th june 2003
Factoring
Receivables
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
1st Half 2003 results
31st October 2003
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1st Half 2003 results
Cash centralization
(in million euros)
50,7
160,7
As of 31st Decembre 2002
53,0
100,8
As of 30th June 2003
Cash centralized
Cash in subsidiaries
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
1st Half 2003 results
31st October 2003
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1st Half 2003 results
Acquisitions cash-out (in €m)
134,9
-60,3
-20,7
-8,1
-2,4
43,4
Payables over fixed assets as of 31st December 2002
Fixed payments made on 1st half 2003
Earn-out payed on 1st half 2003
Reduced estimates
FX impact & others
Payable against fixed assets as of 30th June 2003
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
1st Half 2003 results
31st October 2003
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1st Half 2003 results
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
31st October 2003
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Perspectives
Factoring evolution (in €m)
Financing facilities signed only cover group's french subsidiaries
2003 target :between 80 & 100 million euros raised
11 subsidiaries already entered the factoring program
Those 11 subsidiaries should alone allow the group to raise 80 million euros of factoring by end 2003
140
120
100
80
60
40
20
0
7
162
19
162
>50
150
31st Decembre 2002
30th June 2003
30th Septembre 2003
30th october 2003
2004 target
Factoring facilities signed
Current factoring
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
1st Half 2003 results
31st October 2003
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Perspectives
Cash centralization (in €m)
2003 target is to centralize between 50% and 75% of cash group's cash
55% of group's cash is centralized, as of 30th September 2003
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
76%
24%
66%
34%
46%
31st Decembre 2002
30th june 2003
30th Septembre 2003
Cash centralized
Cash in subsidiaries
1st Half 2003 results
31st October 2003
ALTRAN



Perspectives
Cash out related to acquisition on the 2nd half of 2003 (estimations in €m)
43,4
-15,6
-6,9
-1,9
-0,7
-18,3
Payable against fixed assets as of 30th June 2003
Fixed paiements on H2 2003
Earn-out payments on H2 2003
Earn-out paiements on 2004
Others
DTS
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
1st Half 2003 results
31st October 2003
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Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix

Perspectives

DSO evolution

- Important DSO reduction efforts have been realized at the end of 2002
- As of 30th June 2003 DSO stands at 88 days (396,5 €m) against 86 days as of 31st December 2002 (386,1 €m)
- Implementation of factoring and a better control of the administrative follow up of the selling process comfort the group target :

Reduce client receivables by 50 €m by the end of 2004



Perspectives
Negotiations with banks
Altran is finalizing the examination of the various refinancing solutions to redeem its convertible bond due on the January 1st 2005 and ensure group mid-term financing
Group's banks agreed meanwhile to maintain their credit facilities untill December 31st 2003. Two of them (BNP Paribas and Société Générale) formalized this agreement by a letter, the last (Crédit Agricole Ile de France) will do the same in the coming days
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
1st Half 2003 results
31st October 2003
ALTRAN



Perspectives
Q3 Sales
Q3 sales 2003 figures will be published by the November 15th,2003
Q3 sales 2003 should be between 310 and 320 millions euros
Total staff reduction over Q3 2003 should be around 400
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
1st Half 2003 results
31st October 2003
ALTRAN


1st Half 2003 results
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
31st October 2003
ALTRAN

Annexes

Consolidated Profit & loss account *(in €m)*

	31.12.2002	30.06.2003
Sales	1 372 862	688 042
Other operating income	19 139	8 297
Total operating revenues	1 392 001	696 339
Purchases	8 763	(4 400)
Outside services	(281 411)	(144 468)
Taxes	(23 060)	(11 197)
Wages, social charges & benefits	(957 052)	(497 027)
Allowance to amortization & provisions	(50 059)	(14 905)
Other operating expenses	(4 283)	(1 088)
Total operating expenses	(1 324 628)	(673 085)
Operating income	67 373	23 255
Financial income	10 507	14 491
Financial expenses	(38 213)	(26 114)
Net financial result	(27 706)	(11 622)
Extraordinary income	19 533	4 294
Extraordinary expenses	(13 081)	(5 942)
Net extraordinary result	(6 452)	(1 648)
Employee profit sharing	(2 793)	(2 768)
Corporate income taxe	(23 248)	(6 788)
Net income (before amortization of goodwill & corrections)	20 078	14 005
Goodwill amortization	(96 747)	(11 229)
2001 corrections	(32 701)	
Net result	(109 370)	2 776
Minorities	(26)	(1 534)
Net group result	(109 344)	1 242

Agenda

Corporate Governance

Projects

1st Half 2003 results

Perspectives

Appendix

Appendix

Consolidated balance sheet – Assets *(in €m)*

	31.12.2002	30.06.2003		
	Net	Brut	Amort.&Prov.	Net
Fixed assets	675 716	887 143	242 003	645 140
Intangible fixed assets				
Fonds commerciaux	22 383	23 490	812	22 678
Others intangible fixed assets	44 400	60 079		44 459
Goodwill	509 663	641 567	156 281	485 286
Tangible fixed assets				
lands	230	230	0	230
Buildings	11 446	14 117	3 156	10 961
Other tangible fixed assets	44 089	102 536	62 756	39 781
Financial assets				
Shareholdings	7 565	7 776	491	7 285
Other equity investments	*6 938*	*6 660*	*396*	*6 264*
Other financial assets	29 002	30 688	2 492	28 196
Current Assets	749 479	712 052	27 352	684 700
Inventories & work in progress	3 757	3 702	159	3 543
Advance payments to suppliers	728	1 990	0	1 990
Account receivables & prepayments	386 883	421 618	25 118	396 500
Other receivables	146 669	130 940	2 029	128 911
Marketable securities	41 824	38 505	46	38 458
Cash & Cash equivalent	169 618	115 297	0	115 297
Deffered charges	9 676	11 016	0	11 016
Prepaid expenses	7 016	9 065	0	9 065
Deferred charges	2 660	1 951	0	1 951
Total assets	1 434 871	1 610 211	269 355	1 340 856

Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix

Appendix

Consolidated balance sheet – Liabilities *(in €m)*

	31.12.2002	30.06.2003
Shareholder's equity	250 365	249 942
Share capital	46 817	46 817
Share premium account	20 461	20 461
Consolidated reserves	299 743	193 414
Foreign currency translation gain/(losse)	(7 312)	(11 992)
Profit/(loss) for the period	(109 344)	1 242
Minority interest	139	1 639
In reserves	(26)	105
In net income	165	1 534
Conditional advances	161	37
Provisions for losses & charges	63 079	55 253
Debt	1 112 881	1 021 483
Convertible bonds	446 250	435 426
Loans & borrowing from financial institutions	159 002	207 685
Other loans & borrowings	41 547	22 447
Accounts payable	68 340	57 338
Taxes & social charges	250 461	247 618
Payables related to fixed assets	134 993	43 447
Other liabilities	12 288	7 522
Deferred revenues	8 246	12 502
Revenues relating to future periods	8 246	12 502
Total shareholder's equity & liabilities	1 434 871	1 340 856

Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix

Appendix

Consolidated cash flow statement *(in €m)*

	31.12.2002	30.06.2003
Net income of consolidated companies	(109 370)	2 776
Elimination of expenses & revenues with no impact on cash flow or not related to operations		
Amortization, provisions & other expenses	154 160	13 417
Changes in deferred taxes	*(9 949)*	*(12 752)*
Capital gains	791	1 497
Operating cash-flow of consolidated companies	**35 632**	**4 938**
Impact of exchange rate gains & losses on cash flow	175	(51)
Dividends received from companies accounted for by the equity method	0	0
Change in financial expenses	2 173	(9 359)
Change in inventories	(246)	312
Change in receivables	28 692	9 304
Change in debt	(44 106)	(9 523)
Prepaid expenses & deferred income	(2 344)	1 835
Transfers of deferred charges	*(99)*	*(12)*
Change in working capital requirements	(15 930)	(7 443)
Net cash flow generated by operations	**19 877**	**(2 556)**
Acquisition of fixed assets	(72 989)	(11 616)
Sales of fixed assets	9 315	2 252
Impact of change in the scope of consolidation	(142 719)	(78 702)
Net cash flow related to investment transactions	**(206 393)**	**(88 066)**
Cash flow related to financing transactions		
Dividends paid to shareholders of the parent company	(18 343)	0
Dividends paid to minority interests in consolidated companies	(23)	(16)
Repurchase of shares in the company	(9 040)	287
Capital increases & others charges	*12 284*	*(124)*
Debt issuances	129 255	53 689
Debt & loan repayments	(27 842)	(24 827)
Net cahs flow related to financing transactions	**86 291**	**29 009**
Change in cash position	(100 225)	(61 613)
Cash at the beginning of the period	321 342	218 363
Cash at the end of the period	218 363	153 802
Impact of movements in foreign currency exchange rates	(2 753)	(2 946)

Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix

1st Half 2003 results

Simplified cash-flow statement *(in €m)*

	31.12.2002	30.06.2003
Beginning net cash position,	321 342	218 366
Operating cash-flow of consolidated companies	35 806	4 887
Change in WCR	(15 951)	(7 443)
Net cash-flow generated by operations	19 856	(2 556)
Initial payment & complement	(133 300)	(61 880)
Earn-outs	(66 100)	(15 490)
Others	(6 993)	(10 700)
Net cash flow related to investments	(206 393)	(88 070)
Dividends	(18 474)	0,0
Financing transactions	104 765	29 009
Net cash-flow generated by financing operations	86 291	29 009
Change in cash position	(100 246)	(61 613)
Closing net cash position *	218 367	153 803
** FX impact*	*(2 729)*	*(2 946)*


Appendix
Amortization tables of credit lines
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
1st Half 2003 results
31st October 2003
ALTRAN

	Crédit Agricole d'Ile de France	Société Générale	BNP Paribas	Total
30th June 2003	86 412	40 000	50 000	176 412
31st December 2003	84 540	35 000	50 000	169 540
30th June 2004	72 614	30 000	37 500	140 114
31st December 2004	70 632	25 000	37 500	133 132
30th June 2005	58 592	20 000	25 000	103 592
31st December 2005	56 494	15 000	25 000	96 494
30th June 2006	44 334	10 000	12 500	66 834
31st December 2006	42 112	5 000	12 500	59 612
30th June 2007	*29 826*	-	-	*29 826*
31st December 2007	27 473	-	-	27 473
30th June 2008	15 053	-	-	15 053
31st December 2008	12 563	-	-	12 563
30th June 2009	-	-	-	-


Appendix
Earn-out to be paid if 15% growth of net income every year (in €m)
Total cumulative profit of Cie under earn-out 2003-2008 = €287.7m
Total cumulative earn-out 2004-2009 = €107.5m
2003e
2004e
2005e
2006e
2007e
2008e
29,9
66,1
24,6
70,0
22,5
66,3
19,9
58,2
9,0
23,1
1,6
4,0
63
59
44
33
13
1
Earn out to be paid in n+1
Net result of Cie under EO
Number of companies under EO
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
Earn out are paid in year n+1 depending on results achieved in year n.
Example : €29.9m to paid in 2004 regarding 2003 net result of €66.1m
1st Half 2003 results
31st October 2003
ALTRAN


Appendix
Earn-out to be paid if 10% growth of net income every year (in €m)
Total cumulative profit of Cie under earn-out 2003-2008 = €259.3m
Total cumulative earn-out 2003-2008 = €73.7m
140
120
100
80
60
40
20
0
70
60
50
40
30
20
10
0
63
59
44
33
13
1
63,8
64,9
58,8
49,7
19,0
3,1
23,9
17,1
14,2
12,3
5,4
0,8
2003e
2004e
2005e
2006e
2007e
2008e
Earn out to be paid in n+1
Net result of Cie under EO
Number of companies under EO
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
Earn out are paid in year n+1 depending on results achieved in year n.
Example : €23.9m to paid in 2004 regarding 2003 net result of €63.8m
1st Half 2003 results
31st October 2003
ALTRAN


Appendix
Earn-out to be paid if 5% growth of net income every year (in €m)
Total cumulative profit of Cie under earn-out 2003-2008 = €233.6m
Total cumulative earn-out 2003-2008 = €44.5m
63
59
44
33
13
1
61,5
60,1
51,9
42,3
15,5
2,3
17,8
10,3
7,0
6,3
2,7
0,3
2003
2004e
2005e
2006e
2007e
2008e
Earn out to be paid in n+1
Net result of Cie under EO
Number of companies under EO
Agenda
Corporate Governance
Projects
1st Half 2003 results
Perspectives
Appendix
Earn out are paid in year n+1 depending on results achieved in year n.
Example : €17,8m to paid in 2004 regarding 2003 net result of €61.5m
1st Half 2003 results
31st October 2003
ALTRAN


Appendix
1st half 2003 Sales by Country / Zone
Portugal
3,9
4,2
Q1
Q2
United Kingdom
25,5
22,4
Q1
Q2
Benelux
24,5
22,1
Q1
Q2
Sweden
6,7
5,9
Q1
Q2
Asia
2,8
3,2
Q1
Q2
Germany
28,2
28,0
Q1
Q2
USA
9,1
9,6
Q1
Q2
Austria
2,9
2,9
Q1
Q2
Brazil
2,6
2,7
Q1
Q2
Spain
30,9
30,1
Q1
Q2
France
169,5
161,7
Q1
Q2
Switzerland
14,6
11,9
Q1
Q2
Italy
31,7
30,4
Q1
Q2
Agenda
Projects
1st Half 2003 results
Perspectives
Appendix
1st Half 2003 results
31st October 2003
ALTRAN


Appendix
1st Half 2003 Group's sales evolution
(in millions)
(in %)
Agenda
Projects
1st Half 2003 results
Perspectives
Appendix
1st Half 2003 results
31st October 2003
ALTRAN

	Q1 2003	Q2 2003	Change
Revenues without contribution of acquired companies (a)	300.3	285.8	- 4.8
Contribution of companies acquired in 2002 (b)	52.6	49.3	- 6.3
Contribution of companies acquired in 2003 (c)	0	0	Na
Total consolidated (a+b+c)	352.9	335.1	- 5.0


Appendix
1st Half 2003 France sales evolution
Agenda
Projects
1st Half 2003 results
Perspectives
Appendix
1st Half 2003 results
31st October 2003
ALTRAN

	Q1 2003	Q2 2003	Change
	(in millions)		*(in %)*
Revenues without contribution of acquired companies (a)	166.8	158.9	- 4.7
Contribution of companies acquired in 2002 (b)	2.7	2.8	+ 3.7
Contribution of companies acquired in 2003 (c)	0	0	Na
Total consolidated (a+b+c)	169.5	161.7	- 4.6


Appendix
1st Half 2003 International sales evolution
Agenda
Projects
1st Half 2003 results
Perspectives
Appendix

	Q1 2003	Q2 2003	Change
	(in millions)		(in %)
Revenues without contribution of acquired companies (a)	133.5	126.9	- 4.9
Contribution of companies acquired in 2002 (b)	49.9	46.5	- 6.8
Contribution of companies acquired in 2003 (c)	0	0	Na
Total consolidated (a+b+c)	183.4	173.4	- 5.4

1st Half 2003 results
31st October 2003
ALTRAN


www.altran.net
31st October 2003
ALTRAN

Document de Référence

En application de son règlement n°98-01, la Commission des opérations de bourse a enregistré le présent document de référence le 31 octobre 2003 sous le numéro R 03-224. Il ne peut-être utilisé à l'appui d'une opération financière que s'il est complété par une note d'opération visée par la Commission des Opérations de Bourse. Ce document de référence a été établi par l'émetteur et engage la responsabilité de ses signataires. Cet enregistrement, effectué après examen de la pertinence et de la cohérence de l'information donnée sur la situation de la société, n'implique pas l'authentification des éléments comptables et financiers présentés.

La Commission des opérations de bourse attire l'attention du public sur les éléments suivants :

- Les Commissaires aux comptes ont formulé, dans le cadre de leur rapport sur les comptes consolidés clos au 31 décembre 2002, les trois observations décrites respectivement dans les notes suivantes de l'annexe aux comptes consolidés. Il s'agit de :
  - la note concernant les lignes de crédit à moyen terme relative aux clauses d'exigibilité bancaires ("covenants") qui sont en cours de renégociation."
  - "la note sur les principes comptables et méthodes d'évaluations relative à un changement de présentation et à la première application du règlement 2000-06 du comité de réglementation comptable relatif aux passifs.
  - la note de l'annexe relative aux corrections d'erreurs relevées sur les comptes de l'exercice clos au 31 décembre 2001.

- La société considère le rétablissement des équilibres de financement du groupe comme une priorité. " Le rétablissement d'une distribution de dividendes ne sera proposé qu'une fois cet objectif atteint."

- Le paragraphe relatif aux facteurs de risque du groupe et aux faits exceptionnels et litiges.


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Sommaire


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I - Responsable du document de référence et responsable du contrôle des comptes



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1 - RESPONSABLE DU DOCUMENT DE RÉFÉRENCE

Monsieur Alexis Kniazeff – Président Directeur Général.

2 - ATTESTATION DU RESPONSABLE DU DOCUMENT DE RÉFÉRENCE

" A notre connaissance, les données du présent document de référence sont conformes à la réalité. Elles comprennent toutes les informations nécessaires aux investisseurs pour fonder leur jugement sur le patrimoine, l'activité, la situation financière, les résultats et les perspectives de l'émetteur.
Elles ne comportent pas d'omissions de nature à en altérer la portée."

Alexis Kniazeff – *Président Directeur Général*

3 - INFORMATION FINANCIÈRE

L'information financière est assurée notamment par des communiqués diffusés à la presse (agences et journaux). L'ensemble des informations financières (communiqués, présentations, rapports) est disponible sur le site Internet du groupe : http://www.altran.net

Responsables de l'information financière

Monsieur Eric Albrand
Directeur Général en charge des finances
Tél : +33 (0)144095412
e-mail : comfi@altran.net

Monsieur Laurent Dubois
Responsable des relations investisseurs
Tél : +33 (0)144095412
e-mail : comfi@altran.net

Calendrier des publications

Evénement	Date
Chiffre d'affaires du 3ème trimestre 2003	Au plus tard le 15 novembre 2003
Chiffre d'affaires du 4ème trimestre 2003	Au plus tard le 15 février 2004
Résultats annuels 2003	Au plus tard le 30 avril 2004
Chiffre d'affaires du 1er trimestre 2004	Au plus tard le 15 mai 2004
Assemblée Générale annuelle	Au plus tard le 30 juin 2004

4 - RESPONSABLE DU CONTRÔLE DES COMPTES

Commissaires aux comptes titulaires

Ernst & Young Audit
Représenté par Monsieur Philippe Hontarrède
4, rue Auber
75009 Paris
Date de première nomination : 26 juin 1996


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Date d'expiration du mandat : Assemblée Générale Ordinaire appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2007

Concorde Européenne Audit France
Représenté par Monsieur Gérard Bienaimé
21 bis rue Lord Byron
75008 Paris

Date de première nomination : 29 décembre 1986
Date d'expiration du mandat : Assemblée Générale Ordinaire appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2003

Commissaires aux comptes suppléant :

Monsieur Olivier Breillot
4, rue Auber
75009 Paris

Date de première nomination : 26 juin 1996

Date d'expiration du mandat : Assemblée Générale Ordinaire appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2007

Monsieur Dominique Donval
23, avenue Madeleine Crenon
92 330 Sceaux

Date de première nomination : 29 décembre 1986

Date d'expiration du mandat : Assemblée Générale Ordinaire appeler à statuer sur les comptes de l'exercice clos le 31 décembre 2003


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II - Renseignements de caractère général concernant la société et son capital



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1 - RENSEIGNEMENTS DE CARACTÈRE GÉNÉRAL CONCERNANT LA SOCIÉTÉ

Dénomination, siège social et siège administratif

Dénomination : Altran Technologies SA
Siège social : 58, boulevard Gouvion Saint-Cyr - 75017 Paris
Siège Administratif : 251, boulevard Pereire - 75017 Paris

Forme Juridique

Société Anonyme à Conseil d'Administration

Législation de l'émetteur

Société anonyme de droit français régie par le Code du Commerce, le décret du 23 mars 1967 et les textes subséquents sur les sociétés commerciales.

Date de constitution et durée

La société a été constituée le 14 février 1970. Sauf en cas de dissolution anticipée ou de prorogation prévue par la loi et les statuts, son existence prendra fin le 14 février 2045.

Objet social

Au terme de l'article 3 des statuts la société a pour objet, tant en France qu'à l'étranger :
- Les études techniques, le conseil et l'ingénierie en hautes technologies et les services s'y rapportant
- Et généralement toutes opérations industrielles, commerciales ou financières, mobilières ou immobilières, pouvant se rattacher directement ou indirectement à l'objet social ou susceptible d'en faciliter l'extension et le développement.

Registre du commerce et des sociétés :

Paris B 702 012 956
Code Siret : 702 012 956 00042
Code NAF : 742C

Consultation des documents juridiques

Les documents juridiques relatifs à Altran Technologies peuvent être consultés au siège administratif de la société.

Exercice social

L'exercice social commence le 1er janvier et se finit le 31 décembre de chaque année.

Répartition statutaire des bénéfices (article 18 des statuts)

Sur les bénéfices nets de chaque exercice, diminués le cas échéant des pertes antérieures, il est tout d'abord prélevé 5% au moins pour constituer le fonds de réserve légale, jusqu'à ce que ce fonds ait atteint le dixième du capital social.
Le solde, diminué des sommes portées en réserve en application de la Loi ou des statuts et augmenté s'il y a lieu des reports bénéficiaires, constitue le bénéfice distribuable.


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Sur ce bénéfice distribuable, il est prélevé les sommes que, sur la proposition du Conseil d'Administration, l'Assemblée Générale juge convenable de fixer soit pour être reportées à nouveau sur l'exercice suivant, soit pour être affectées à un ou plusieurs fonds de réserves générales et spéciales.

Le solde éventuel du bénéfice net est réparti en totalité aux actions.

L'Assemblée Générale peut décider de distribuer des sommes prélevées sur les réserves disponibles. Dans ce cas, la décision indique expressément les postes de réserves sur lesquels les prélèvements sont effectués.

Par dérogation aux dispositions du présent article, il est procédé, le cas échéant, à une dotation à la réserve spéciale de participation des travailleurs dans les conditions fixées par la Loi.

L'Assemblée Générale, sur la proposition du Conseil d'Administration, peut décider que les bénéfices d'un exercices seront, en tout ou partie, reportés à nouveau ou portés en réserves.

Modalités du paiement des dividendes (article 18 des statuts)

L'Assemblée Générale statuant sur les comptes annuels peut accorder aux actionnaires, pour tout ou partie du dividende distribué, une option entre le paiement en numéraire ou en actions nouvelles à émettre dans les conditions prévues par la Loi. Il pourra en être de même pour le paiement des acomptes sur dividendes.

Assemblées Générales (article 17 des statuts)

Les Assemblées d'Actionnaires sont convoquées et délibèrent dans les conditions prévues par la Loi.
Les réunions ont lieu, soit au siège social, soit dans un autre lieu précisé dans l'avis de convocation. Le Conseil peut décider lors de la convocation, de retransmettre publiquement l'intégralité de la réunion par visioconférence et/ou télétransmission, sous réserve des dispositions légales et réglementaires en vigueur. Le cas échéant, cette décision est communiquée dans l'avis de réunion et dans l'avis de convocation.
Les Assemblées Générales se composent de tous les actionnaires, quel que soit le nombre de leurs actions, pourvu qu'elles soient libérées des versements exigibles.
Tout actionnaire peut participer, personnellement ou par mandataire, aux Assemblées sur justificatifs de son identité et de la propriété de ses titres.

L'intermédiaire qui a satisfait aux obligations prévues aux troisième et quatrième alinéas de l'article L. 228-1 du Code de commerce peut, en vertu d'un mandat général de gestion des titres, transmettre pour une Assemblée le vote ou le pouvoir d'un propriétaire d'actions tel qu'il a été défini au troisième alinéa du même article.

Avant de transmettre des pouvoirs ou des votes en Assemblée Générale, l'intermédiaire est tenu, à la demande de la société émettrice ou de son mandataire, de fournir la liste des propriétaires non résidents des actions auxquelles ces droits de vote sont attachés. Cette liste est fournie dans les conditions prévues par la réglementation en vigueur.

Le vote ou le pouvoir émis par un intermédiaire qui, soit ne s'est pas déclaré comme tel, soit n'a pas révélé l'identité des propriétaires des titres, ne peut être pris en compte.

Le droit de participer aux Assemblées est subordonné, soit à l'inscription de l'actionnaire en compte nominatif, soit au dépôt, aux lieux indiqués dans l'avis de convocation, des actions au porteur ou d'un certificat de dépôt délivré par la banque, l'établissement financier ou la société de Bourse dépositaire de ces actions ou d'un


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certificat de l'intermédiaire habilité ou de l'organisme qui en tient lieu, constatant l'indisponibilité des actions inscrites en compte jusqu'à la date de l'Assemblée, cinq jours au moins avant la date de la réunion de l'Assemblée. La révocation expresse de l'inscription ou de l'indisponibilité ne pourra intervenir que conformément aux dispositions impératives en vigueur.

Tout actionnaire peut voter par correspondance au moyen d'un formulaire dont il peut obtenir l'envoi dans les conditions indiquées par l'avis de convocation à l'Assemblée.

Lors des Assemblées Générales, les conditions de quorum prévues par la Loi selon la nature des Assemblées s'apprécient en tenant compte du nombre d'actions ayant droit de vote. En cas de vote par correspondance, il ne sera tenu compte pour le calcul du quorum, que des formulaires dûment complétés et reçus par la société, trois jours au moins avant la date de l'Assemblée. De même toute question écrite adressée au Conseil d'Administration par un actionnaire conformément à l'article L 225-108 du Code de commerce pour être dûment reçue par le Conseil d'Administration devra être adressée à ce dernier trois jours au moins avant la date de l'Assemblée. Les conditions de majorité selon la nature de l'Assemblée s'apprécient en tenant compte du nombre de droits de vote attachés aux actions possédées par les actionnaires présents, représentés ou ayant votés par correspondance.

Tout actionnaire pourra également, si le Conseil d'Administration le décide au moment de la convocation de l'Assemblée, participer à l'Assemblée par visioconférence ou par tous moyens de télécommunication et télétransmission y compris internet dans les conditions prévues par la réglementation applicable au moment de son utilisation. Le cas échéant, cette décision est communiquée dans l'avis de réunion publié au BALO.

Les actions appartenant à tout actionnaire qui n'aurait pas satisfait à l'obligation légale d'information de la Société prévue par l'article L 233-7 du Code de commerce, seront privées du droit de vote, pour ce qui concerne la fraction non déclarée, en cas de demande, consignée dans le procès-verbal de l'Assemblée Générale, d'un ou plusieurs actionnaires détenant 5 % au moins du capital de la Société.

Droit de vote double (article 9 des statuts)

Chaque action est assortie du droit de vote aux Assemblées Générales. Le nombre de voix attaché aux actions est proportionnel à la quotité du capital qu'elles représentent, chaque action donne droit à une voix.

Cependant les propriétaires d'actions nominatives ou leurs mandataires, si ces actions sont inscrites à leurs noms depuis quatre ans au moins et entièrement libérées, ou si elles proviennent du regroupement d'actions toutes inscrites à leurs noms depuis quatre ans au moins et entièrement libérées, disposent dans les Assemblées Générales Ordinaires et Extraordinaires de deux voix pour chacune desdites actions.
Toute action convertie au porteur ou transférée en propriété perd le droit de vote double attribué en application de l'alinéa précédent. Néanmoins, le transfert par suite de succession, de liquidation de communauté de biens entre époux et les donations entre vifs au profit d'un conjoint, d'un parent au degré successible ne fait pas perdre le droit acquis et n'interrompt pas les délais prévus au dit alinéa.
La mise en place des droits de vote double a été décidée par l'Assemblée Générale du 20 octobre 1986.

Seuils de détention du capital (article 7 des statuts)

Conformément aux dispositions des articles L.233-6 et suivant du Code de commerce, toute personne agissant seule ou de concert, qui vient à posséder plus du vingtième, du dixième, du cinquième, du tiers, de la moitié ou des deux tiers du capital ou des droits de vote doit informer la Société et le Conseil des Marchés Financiers du nombre d'actions et de droits de vote qu'elle possède. Il en est de même lorsque la participation d'un actionnaire devient inférieure aux seuils prévus ci-dessus.

* modifié par l'Assemblée Générale mixte du 30 juin 2003


ALTRAN
TECHNOLOGIES

De plus toute personne agissant seule ou de concert qui vient à détenir, directement ou indirectement une fraction du capital ou des droits de vote ou de titres donnant accès à terme au capital de la Société, égale ou supérieure à 0,5% ou un multiple de cette fraction, sera tenue de notifier à la Société, par lettre recommandée avec demande d'avis de réception dans un délai de quinze jours à compter du franchissement de l'un de ces seuils, le nombre total d'actions, de droits de vote ou de titres donnant accès à terme au capital, qu'elle possède seule, directement ou indirectement ou encore de concert.

L'inobservation des dispositions qui précèdent est sanctionnée par la privation des droits de vote pour les actions excédant la fraction qui aurait dû être déclarée et ce pour toute Assemblée d'actionnaires qui se tiendra jusqu'à l'expiration d'un délai de deux ans suivant la date de régularisation de la notification prévue ci-dessus, si l'application de cette sanction est demandée par un ou plusieurs actionnaires détenant 5% au moins du capital social ou des droits de vote de la société. Cette demande est consignée au procès-verbal de l'Assemblée Générale.

L'intermédiaire inscrit comme détenteur d'actions conformément au troisième alinéa de l'article L.228-1 du Code de commerce est tenu, sans préjudice des obligations des propriétaires des actions, d'effectuer les déclarations prévues au présent article, pour l'ensemble des titres pour lesquels il est inscrit en compte.

L'inobservation de cette obligation sera sanctionnée conformément à l'article L. 228-3-3 du Code de commerce.

Toute personne agissant seule ou de concert est également tenue d'informer la Société dans le délai de quinze jours lorsque son pourcentage du capital ou des droits de vote devient inférieur à chacun des seuils mentionnés au premier alinéa du présent paragraphe.

Titres au porteur identifiables (article 7 des statuts)

En vue de mieux identifier les porteurs d'actions, la société peut demander à l'organisme chargé de la compensation, les renseignements visés à l'article L. 228-2 du Code de commerce.

2 - RENSEIGNEMENTS DE CARACTÈRE GÉNÉRAL CONCERNANT LE CAPITAL

Modification du capital et des droits sociaux

Toute modification du capital ou des droits attachés aux titres qui le compose est soumise aux prescriptions légales. Aucune clause statutaire ne soumet ces modifications à des conditions plus restrictives que les dispositions légales.

Capital social

Le capital social est de 46 817 065,50 euros divisé en 93 634 131 actions, intégralement souscrites et libérées, toutes de même catégorie.

Capital autorisé non émis

L'Assemblée Générale mixte du 30 juin 2003 a autorisé le Conseil d'Administration pour une durée de 26 mois à augmenter le capital social d'un montant nominal maximal de 15 millions d'euros, avec maintien ou suppression du droit préférentiel de souscription, par émission de toutes valeurs mobilières donnant accès immédiatement ou à terme au capital de la société.

Le montant global des augmentations de capital par incorporation de réserves, bénéfices, primes d'émission ou tout autre élément susceptible d'être incorporé au capital a été fixé à 100 millions d'euros.

* modifié par l'Assemblée Générale mixte du 30 juin 2003

Le montant nominal global des émissions de valeurs mobilières représentatives de créances donnant accès immédiatement ou à terme au capital à été fixé à 400 millions d'euros.

L'Assemblée Générale mixte du 30 juin 2003 a décidé que ces délégations pourraient être utilisées, dans les conditions prévues par la Loi, en cas d'offre publique d'achat ou d'échange et cela jusqu'à la tenue de l'Assemblée Générale devant statuer sur les comptes de l'exercice 2003 de la Société.

L'Assemblée Générale mixte du 30 juin 2003 a également autorisé le Conseil d'Administration, pour une durée de 26 mois, à augmenter le capital social de la Société d'un montant nominal de 10 millions d'euros par l'émission successive ou simultanée, en une ou plusieurs fois, d'actions nouvelles de la Société à l'effet de rémunérer des titres apportés à une offre publique d'échange sur des titres d'une autre société admise aux négociations sur un marché réglementé. Cette émission d'actions nouvelles pourra résulter de l'émission de valeurs mobilières de toute nature donnant accès immédiatement et/ou à terme au capital de la Société. Le montant nominal des titres d'emprunt émis, le cas échéant, en application de cette autorisation ne pourra être supérieur à 400 millions d'euros.

L'Assemblée Générale mixte du 30 juin 2003 a ensuite autorisé le Conseil d'Administration, pour une durée de 1 an, à augmenter le capital social de la Société d'un montant nominal maximum de 10 millions d'euros, par l'émission, en une ou plusieurs fois, d'actions nouvelles de la Société, avec suppression du droit préférentiel de souscription, à l'effet de rémunérer en titre des opérations de croissance externe. Cette émission d'actions nouvelles pourra résulter de l'émission de valeurs mobilières de toute nature donnant accès immédiatement et/ou à terme au capital de la Société. Le montant nominal des titres d'emprunt émis, le cas échéant, en application de cette autorisation ne pourra être supérieur à 400 millions d'euros.

L'Assemblée Générale mixte du 30 juin 2003 a enfin autorisé le Conseil d'Administration, conformément aux dispositions des articles L. 225-138 et L. 225-129 du Code de commerce et de l'article L. 443-5 du Code du travail, pour un délai de 26 mois, à émettre des actions en numéraire au bénéfice des salariés de la Société et des sociétés françaises et étrangères qui lui sont liées au sens de l'article L. 233-16 du Code de commerce et qui en outre entrent dans le périmètre de consolidation de la Société, et adhérant au plan d'épargne entreprise ou à un plan partenarial d'épargne salariale volontaire, dans la limite de 10% du capital social au jour de la décision du Conseil d'Administration.

Ces autorisations n'ont pas été utilisées à ce jour par le Conseil d'administration.

Il est, par ailleurs, rappelé que le Conseil d'Administration de la société avait émis en 2000 un emprunt obligataire convertible dont les caractéristiques sont décrites dans le paragraphe "emprunt obligataire convertible".

Capital potentiel

L'ensemble des informations relatives au capital pouvant être émis par le Conseil d'Administration à fin d'émettre des stock options est rassemblé dans le paragraphes "options de souscription d'actions" p37, 43, 88 et 93.

Nature des instruments potentiellement dilutif	Date d'émission	Prix d'exercice	Dilution potentielle	% de dilution
Options de souscription d'actions	26/04/1999	25,56	2 254 050	2,40%
Options de souscription d'actions	11/04/2000	81,33	792 429	0,84%
Options de souscription d'actions	10/10/2001	41,99	602 319	0,64%
Options de souscription d'actions	11/03/2003	3,17	3 699 845	3,94%
Options de souscription d'actions	24/06/2003	7,18	314 980	0,34%
Total des options de souscription d'actions			7 663 623	8,17%
Obligation convertible	27/06/2000	86,57	5 175 000	5,52%
Total			12 838 623	13,68%



Rachat par la société de ses propres actions

La société n'a effectué aucun rachat d'action au cours de l'exercice 2002.
L 'assemblée Générale ordinaire du 30 juin 2003 a entérinée dans la résolution n° 9 la possibilité pour la société d'intervenir sur le marché de ses titres à des fins de régulation de cours.

A ce jour cette faculté n'a pas été exercée.

Evolution du capital depuis le 25 mars 1998

Dates	Opérations	Variation du nombre d'actions	Nominal en euros	Montant du capital en euros	Prime d'émission ou d'apport	Nombre d'actions composant le capital
25 mars 1998	Actions gratuites	7 343 130	11194529,52	14926039,36		9790840
25 juin 1998	Fusion absorption d'Altran International et radiation d'actions anciennes	19 018	28992,75	14955032,11	1940710,75	9809858
21 décembre 1999	Exercice d'options	195 236	297635,36	15252667,48	13720990,25	10005094
21 décembre 1999	Conversion en euro		(5247573,48)	10005094		10005094
21 décembre 1999	Actions gratuites	20 010 188	20010188	30015282		30015282
02 janvier 2001	Division du nominal par 2	30 015 282	30015282	30015282		60030564
02 janvier 2001	Incorporation du rapport à nouveau	30 015 282	15007641	45022923		90045846
31 décembre 2001	Conversion Oceane	27	13,5	45022936,5		90045873
31 décembre 2001	Exercice d'options	1 670 508	835254	45858190,5		91716381
31 décembre 2002	Conversion Océane	21	10,5	45858201		91716402
31 décembre 2002	Exercice d'options	1 917 729	958864,5	46817065,5		93634131

Evolution de l'actionnariat au cours des trois dernières années

	Situation au 31 décembre 2000				Situation au 31 décembre 2001				Situation au 31 décembre 2002			
	Nombre d'actions	% du capital	Nbre droits de vote	% des droits de vote	Nombre d'actions	% du capital	Nbre droits de vote	% des droits de vote	Nombre d'actions	% du capital	Nbre droits de vote	% des droits de vote
Alexis Kniazeff	3 699 791	12,33%	7 399582	19,74%	10 528 694	11,48%	21 057 388	18,64%	10 069 373	10,75%	19 738 746	16,79%
Hubert Martigny	3 699 684	12,33%	7 399 368	19,74%	10 442 679	11,39%	20 885 358	18,48%	10 069 352	10,75%	19 738 704	16,79%
Altran Directors Fund	2 532 490	8,44%	2 532 490	6,75%	8 197 614	8,94%	8 197 614	7,26%	8 198 252	8,76%	10 642 352	10,64%
Flottant	20 083 317	66,91%	20 159 383	53,77%	62 547 415	68,20%	62 849 478	55,62%	65 297 154	69,74%	67 469 742	55,79%
Total	30 015 282	100,00%	37 490 823	100,00%	91 716 402	100,00%	112 989 838	100,00%	93 834 131	100,00%	117 689 544	100,00
Nombre total d'actions composant le capital			50 015 282				91 716 402				93 634 131	
Nombre total d'actions donnant de droit de vote double			7 475 541				21 273 436				23 955 413	

Il n'existe pas de pacte d'actionnaires.

La répartition du capital n'a pas évolué depuis le 31 décembre 2002.

La société civile de participation Altran Directors Fund au capital de 1.861.709 euros a pour objet la détention d'une part du capital d'Altran Technologies. Elle est constituée actuellement de 12 associés ayant tous la qualité de mandataire social ou de salarié du Groupe Altran Technologies. Un ancien dirigeant d'Altran Technologies a du fait de son départ du groupe, perdu son statut d'associé d'ADF. Les parts ADF qu'il détient seront cédées conformément aux statuts, sans que cette cession n'ait d'incidence sur la participation détenue par ADF, dans Altran Technologies. L'entrée d'un nouvel associé est soumise à une clause d'agrément. En vertu des statuts,


ALTRAN
TECHNOLOGIES

chaque membre de la société Altran Directors Fund s'engage à mettre en vente la totalité de ses actions ADF dès qu'il cesse son activité opérationnelle au sein du groupe qu'elle qu'en soit la cause. Et ce, sans qu'une cession de parts d'ADF n'entraîne de cession de titres Altran détenus par ADF.
Il n'existe aucune convention entre Altran Directors Fund et Altran Technologies.

Répartition des actions et des droits de vote

A la connaissance de la société, il n'existe pas d'autres actionnaires détenant directement ou indirectement 5% ou plus du capital de la société et des droits de vote.

Au 31 décembre 2002, le nombre d'actionnaires nominatifs recensés s'élevait à 262. Le nombre total d'actionnaires de la société tel que recensé par un étude sur les Titres au porteurs identifiables (TPI) au mois de mai 2003, était de 90 000 environ.

Nantissements d'actions de l'émetteur inscrites au nominatif pur

Nom de l'actionnaire inscrit au nominatif pur	Date de départ du nantissement	Date d'échéance du nantissement	Nombre d'actions nanties	% du capital nantie
Monsieur Alexis Kniazeff	23 septembre 2002	Non déterminée	314 000	0,34%
Monsieur Hubert Martigny	23 septembre 2002	Non déterminée	314 000	0,34%
ADF	17 mai 2000	07 juin 2005	6 873 342	7,28%
Autres actionnaires au nominatif pur	-	-	531 457	0,57%
Total			**8 032 799**	**8,53%**

Les nantissements concernants ADF, Messieurs Alexis Kniazeff et Hubert Martigny ont été consentis à des établissements financiers.

Nantissements d'actifs de l'émetteur

Néant

Evolution de l'action Altran Technologies depuis le 1er janvier 2002

2002	Volume moyen par scéance	Plus haut	Plus bas	Cours moyen	Capitalisation en millions d'euros
Janvier	243 245	55,50	49,55	52,36	4 802
Février	508 088	55,40	50,00	53,40	4 897
Mars	299 288	65,60	58,10	60,85	5 580
Avril	379 017	65,00	56,65	61,58	5 647
Mai	391 407	59,05	49,50	55,18	5 060
Juin	1 086 229	50,80	29,00	40,71	3 733
Juillet	1 356 150	30,00	14,44	22,21	2 037
Août	677 818	17,16	13,58	15,57	1 428
Septembre	1 231 146	16,00	4,85	10,32	646
Octobre	2 710 324	6,10	2,72	4,58	420
Novembre	2 294 013	8,82	5,30	6,82	626
Décembre	1 08 1771	7,78	4,42	5,98	548

Source : Bloomberg


ALTRAN
TECHNOLOGIES

2003	Volume moyen par scéance	Plus haut	Plus bas	Cours moyen	Capitalisation en millions d'euros
Janvier	1 030 508	5,55	4,16	4,63	433
Février	1 474 587	4,61	2,33	3,77	353
Mars	1 536 374	3,39	2,13	2,74	256
Avril	1 247 783	3,34	2,72	3,05	285
Mai	2 882 278	6,28	3,25	5,19	486
Juin	1 308 677	8,02	6,22	7,45	693
Juillet	511 070	9,36	7,58	8,63	808
Août	592 862	9,60	8,57	9,18	860
Septembre	581 482	10,11	8,7	9,56	897

Source : Bloomberg

Evolution de l'ADR (American Depositary Receipt)depuis le 1er janvier 2002

Altran Technologies est également cotée aux Etats-Unis en dollars au travers d'une ADR (American Depositary Receipt) de niveau 1 dont le code est 02209U108.

2002	Volume moyen par scéance	Plus haut	Plus bas	Cours moyen	Capitaux échangés en dollars
Janvier	115	4,75	4,50	4,50	10 350
Février	89	5,00	4,65	4,90	8 330
Mars	286	6,00	5,15	5,40	32 400
Avril	2 586	6,00	4,90	5,15	293 035
Mai	7 136	5,49	4,35	5,20	816 400
Juin	60 540	4,93	2,50	2,75	3 329 700
Juillet	28 950	2,95	1,55	1,55	897 450
Août	627	1,90	1,55	1,76	24 288
Septembre	5 235	1,54	0,57	0,80	83 760
Octobre	3 582	0,75	0,20	0,43	33 884
Novembre	240	0,80	0,49	0,49	2 352
Décembre	1 010	0,67	0,44	0,46	9 292

2003	Volume moyen par scéance	Plus haut	Plus bas	Cours moyen	Capitaux échangés en dollars
Janvier	11	0,50	0,50	0,50	100
Février	61	0,36	0,36	0,50	550
Mars	271	0,31	0,30	0,50	2 850
Avril	100	0,42	0,40	0,50	1 100
mai	-	-	-	-	-
juin	781	0,87	0,75	0,50	8 200
Juillet	1 295	1,04	0,93	0,50	14 250
Août	790	0,95	0,88	0,50	8 300
Septembre	190	1,15	1,00	0,50	2 000

Source : Bank of New York


ALTRAN
TECHNOLOGIES

Evolution de l'obligation convertible depuis le 1er janvier 2002

2002	Volume moyen par séance	Plus haut	Plus bas	Cours moyen	Capitaux échangés en euros
Janvier	398	268,9	251	258,58	2 259 895
Février	1960	287,99	252	260,56	10 264 273
Mars	4237	275,4	263,6	268,95	22 814 421
Avril	1423	274,5	264,4	271,04	8 062 941
Mai	898	268	255	263,97	5 190 147
Juin	1898	259,5	224,1	247,28	9 284 267
Juillet	2026	250	205,5	224,42	10 443 459
Août	7227	219	205	212,56	33 808 518
Septembre	5997	222	141,66	182,43	21 323 787
Octobre	3622	166	111	138,88	12 033 491
Novembre	3326	173	134	150,7	10 493 064
Décembre	1661	175	150,5	159,76	5 429 147

2003	Volume moyen par séance	Plus haut	Plus bas	Cours moyen	Capitaux échangés en euros
Janvier	934	170	143,2	159,77	3 384 266
Février	3432	179	116	154,94	10 181 095
Mars	2895	144,14	120	127,69	7 674 122
Avril	746	154	125	140,65	2 187 816
Mai	3189	205	146	179,97	12 406 771
Juin	1850	224	194	213,13	8 414 143
Juillet	1310	239,5	209	226,15	6 786 796
Août	1531	237	210,2	231,7	6 366 553
Septembre	2323	249	230,1	239,52	12 270 169

Source : Euronext

Politique de distribution des dividendes

	31/12/1998	31/12/1999	31/12/2000	31/12/2001	31/12/2002
Nombre d'actions	9 809 858	30 015 282	30 015 282	91 716 402	93 634 131
Dividende distribué par action (hors avoir fiscal)	0,69	0,32	0,14	0,20	-
Montant global du dividende distribué (en €)	6 768 802,02	9 604 890,24	4 202 139,48	18 343 280,40	-

L'assemblée Générale des actionnaires du 30 juin 2003 a décidé de ne pas procéder à une distribution de dividendes.

Le rétablissement des équilibres de financement du groupe constitue une priorité. Le rétablissement d'une distribution de dividendes ne sera proposé qu'une fois cet objectif atteint.

3 - RENSEIGNEMENTS DE CARACTÈRE GÉNÉRAL CONCERNANT L'ACTIVITÉ DE LA SOCIÉTÉ

Bref historique et évolution de la structure du groupe

Crée en 1982 par Alexis KNIAZEFF et Hubert MARTIGNY, ALTRAN TECHNOLOGIES s'est spécialisé dans le conseil en innovation, grâce à une politique de recrutement d'ingénieurs de haut niveau. ALTRAN a développé une offre originale destinée aux groupes investissant dans la recherche et le développement.
Jusqu'en 1995, la société s'est surtout développée en France, puis s'est implantée à l'étranger.
Fondée sur un modèle entrepreneurial et décentralisé, ALTRAN a connu une très forte croissance organique amplifiée par une politique d'acquisition de petites structures. En mettant à disposition des équipes ainsi intégrées un véritable savoir-faire, tant dans le domaine de la dynamique commerciale que de la gestion des hommes, ALTRAN leur a permis de se développer au sein du groupe à un rythme rapide.
Reconnu comme le leader de son métier, ALTRAN dispose d'une assise géographique européenne équilibrée, avec une présence forte tant en Europe du Sud (Espagne, Italie, Portugal) qu'en Europe du Nord (Allemagne, Royaume-Uni, Benelux).
Grâce à l'acquisition en 2002 des activités non américaines d'Arthur D. LITTLE et de cette marque au niveau mondial, le groupe a complété son offre dans le domaine du conseil en stratégie et étendu sa couverture géographique, notamment au travers d'une implantation asiatique, sans dévier de son métier centré sur la technologie et l'innovation.

Un positionnement spécifique dans l'univers du conseil

Pionnier du conseil en innovation, Altran fédère tous les métiers de l'ingénieur et du consultant : des sciences des phénomènes physiques à l'électronique et aux technologies de l'information, de l'ingénierie des systèmes industriels au conseil en stratégie et en management.

En 20 ans, le groupe est devenu, en France et en Europe, un partenaire de référence des entreprises et des collectivités pour le développement et la réalisation de leurs projets scientifiques et technologiques, la conception de nouveaux produits, la maîtrise de leurs coûts de production et de leur process de fabrication, l'efficacité de leur organisation.

Altran est consulté à toutes les étapes du cycle de vie d'un produit ou d'un service, de la phase de recherche et développement au service après-vente, en passant par les aspects financement et adaptation de l'organisation de l'entreprise.

Ariane V, l'Airbus A380, mais aussi la voiture sans clé, les nouveaux traitements contre la douleur, le développement d'énergies nouvelles, l'Internet mobile sont autant d'avancées technologiques auxquelles le groupe a participé activement.

Sa position de leader européen du conseil en innovation, Altran la doit à la diversité de ses expertises, qui lui confère une maîtrise transversale des technologies innovantes et à l'originalité de sa démarche, qui fait de l'innovation technologique l'instrument de la croissance et de la compétitivité des entreprises. Il doit aussi à la qualité et l'expertise de ses équipes, diplômées des meilleures écoles et universités internationales.

Une dimension Internationale

Altran est présent en Europe, aux Etats-Unis, en Amérique Latine et en Asie. Ses filiales opérationnelles trouvent au sein du groupe les moyens de leur croissance et du développement de leurs compétences dans le monde entier.

Le groupe a construit sa présence internationale au travers d'une organisation décentralisée proche du terrain, ou chaque entité opérationnelle a le choix de sa stratégie commerciale. Ainsi le groupe a décidé de mettre en place, fin 2002, une nouvelle organisation répondant aux contraintes de ce modèle. Comme cela est détaillé page 20, la nouvelle organisation a segmenté les activités du groupe par périmètre afin d'assurer un suivi opérationnel très proche du terrain et de la vie de chacune des sociétés du groupe.

Altran intervient bien-sûr dans de nombreuses industries tel que l'aéronautique, l'espace, l'énergie, la santé, les télécommunications, l'automobile, le ferroviaire, l'environnement, l'industrie du luxe...

La diversité du portefeuille client d'ALTRAN lui permet de ne pas être dépendant de quelques clients majeurs ou de certains marchés :
- Le chiffre d'affaires réalisé avec le 1er client représente moins de 5% du chiffre d'affaires du groupe.
- Les 5 premiers clients représentent 11,8 % du chiffre d'affaires
- Les 10 premiers clients représentent 17,1 % du chiffre d'affaires
- Les 10 suivants représentent 5,6 % du chiffre d'affaires
- Les 30 suivants pèsent pour 11,2 % du chiffre d'affaires

Sept des 20 premiers clients sont des groupes étrangers.

Cette situation reflète la capacité d'ALTRAN d'offrir un conseil en innovation dans des domaines diversifiés. Elle est aussi un facteur de résistance aux aléas conjoncturels pouvant affecter un secteur économique.

Concurrence

Altran Technologies intervient sur le marché très fragmenté du Conseil en Innovation où il est le leader Européen. L'offre d'Altran technologies, différente de celle des SSII a pour objectif d'accompagner les changements des entreprises (évolution des process industriels, R&D, conseil en management).
Altran fait face à différents types de concurrents suivant la typologie des problématiques converties dans un projet. Ces concurrents peuvent donc être :
- un cabinet de conseil en management et/ou stratégie.
- les SSII
- des bureaux d'étude spécialisées dans un domaine technologique précis (mécanique, acoustique, électronique)
- société d'ingénierie.

Evolution de l'effectifs des trois derniers exercices



2000	2001	2002
12 823	16 651	17 862

Il est rappelé que le groupe ne communique plus sur le taux d'inter-contrats, considérant que cet indicateur opérationnel, déterminant au sein de chaque entité du groupe, n'est pas construit de manière homogène dans toutes les entités. Un nouvel indicateur homogène est en cours de définition et sera communiqué dès son application à l'ensemble des sociétés du groupe.

Direction de la société et gouvernement d'entreprise

Altran Technologies est une société Anonyme à Conseil d'Administration composé de 7 membres. Au cours de l'année 2002 le Conseil d'Administration s'est réuni 8 fois sous la présidence de Monsieur Alexis Kniazeff.


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Composition du Conseil d'Administration au 30/06/03

Nom	Date de première nomination	Date d'échéance du mandat	Fonction Principale exercée dans la société	Fonction Principale exercée en dehors de la société	Autres mandat & fonctions exercées dans toutes sociétés
Monsieur Alexis Kniazeff	15 mai 1985	31 décembre 2009	Président Directeur Général	-	Liste p 34
Monsieur Hubert Martigny	18 mars 1987	31 décembre 2005	Directeur Général Délégué	-	Liste p 34-35
Monsieur Michel Friedlander	26 juin 1996	31 décembre 2008	Directeur Général Délégué	-	Liste p 36
Monsieur Jean-Michel Martin	26 juin 1996	31 décembre 2008	Directeur Général Adjoint	-	Liste p 37
Madame Guylaine Saucier	30 juin 2003	31 décembre 2008	-		Petro-Canada Nortel Networks Axa Insurance Inc Banque de Montreal Trembec Inc
Monsieur Jean-Louis Andreu	30 juin 2003	31 décembre 2008	-	-	-
Monsieur Yann Duchesne	30 juin 2003	31 décembre 2008	-	Directeur Général Doughty Hanson	Ipsos Groupe Laurent Perrier

Le groupe a décidé de mettre en place les principes de la gouvernance d'entreprise et a proposé la nomination de trois administrateurs indépendants qui ont été entérinées par l'Assemblée Générale des actionnaires du 30 juin 2003 :

- Madame Guylaine Saucier : Expert comptable, ancienne présidente du Conseil de l'Institut Canadien des Comptables agréés et administrateur de plusieurs grandes sociétés canadiennes parmi lesquelles Nortel, Petro-Canada et la Banque de Montréal, Guylaine Saucier est une spécialiste du Gouvernement d'entreprise et réputée pour ses positions tranchées en la matière. Membre du board de l'IFAC elle participe activement aux travaux du groupe de travail sur le renforcement des pouvoirs et l'efficacité de la profession comptable dans le monde.
- Monsieur Jean-Louis Andreu : Après avoir débuté sa carrière à la Direction Industrielle de Paribas, il devient Directeur Général de CECA, une filiale du Groupe Empain-Schneider. Dix ans plus tard, il entre à la Compagnie Générale d'Électricité (CGE) pour devenir successivement Président Directeur général du Joint Français et Vice-Président Directeur général de la Compagnie Européenne des Accumulateurs. Il quitte la CGE au moment de sa nationalisation pour occuper le poste de Directeur général à la Société Générale Financière et Industrielle puis à la Société du Louvre. En 1988, il rejoint Schneider où il est nommé Président Directeur général de Télémécanique. En 1991, il devient membre du Comité Exécutif puis Directeur général de la Division Internationale, en charge du développement des activités du groupe en Asie-Pacifique, en Amérique du Sud, au Moyen-Orient et en Afrique jusqu'à sa retraite en 2002.
- Monsieur Yann Duchesne : Entré chez McKinsey en 1982 en tant que consultant junior à Washington, il a occupé divers postes à l'étranger avant de devenir Associé en 1989 puis Associé Senior en 1996 en charge de l'ensemble des secteurs industriels. De 1998 à 2002, Yann Duchesne occupe le poste de Directeur général de McKinsey en France. Depuis 2003, il est Associé Senior et Directeur Général pour la France du fonds d'investissement Doughty Hanson.

Un comité d'audit regroupant les administrateurs indépendants a été constitué sous la présidence de Madame Guylaine Saucier.

Le conseil d'administration a, lors de sa réunion du 6 octobre 2003, adopté le règlement intérieur du comité d'audit. Le conseil d'administration a confié au comité certaines missions afin de l'assister dans la vérification de l'exactitude et de la sincérité des comptes sociaux et consolidés d'Altran Technologies, de veiller au respect des règles concernant l'indépendance de ses commissaires aux comptes et de s'assurer de la qualité de l'information délivrée. Ce comité est composé des administrateurs indépendants : Madame Guylaine Saucier, présidente du comité, Monsieur Jean-Louis Andreu et Monsieur Yann Duchesne. Le comité d'audit a pour missions d'assister le conseil d'administration dans les domaines de la politique comptable, du reporting et du contrôle interne,


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du contrôle externe, de la communication financière ainsi que dans le domaine de la gestion des risques. Il est compétent pour l'ensemble des sociétés du groupe. Il se réunira au moins quatre fois par an et aussi souvent que demandé par sa présidente ou l'un de ses membres ou encore des commissaires aux comptes. Le comité d'audit a tenu sa première réunion le 6 octobre afin d'examiner les comptes semestriels 2003, préalablement à la réunion du conseil d'administration.

En séance du 14 novembre 2002 le conseil d'administration a décidé de créer, un département d'audit interne. Le groupe se concentre depuis la fin 2002 sur la mise en place de normes et procédures progressivement applicables à l'ensemble des sociétés du groupe. Le renforcement des équipes internes a eu lieu avec le recrutement d'une nouvelle responsable du contrôle de gestion ainsi que celui d'un trésorier.

Le groupe se concentre depuis le deuxième trimestre 2003 sur la mise en place de normes et de nouvelles structures, il a demandé au cabinet Ricol, Lasteyrie & Associé de l'épauler dans la définition et la mise en œuvre d'un département d'audit interne. Dans l'intervalle, il est envisagé de sous-traiter la fonction d'audit interne au cabinet Ricol, Lasteyrie & Associés.
Par ailleurs la société à mis en place une nouvelle organisation articulée autour d'un Comité Executif, d'un Comité Opérationnel et d'un Comité d'Organisation.

Le pilotage de l'activité opérationnelle a été confié en décembre 2002 à un Comité Opérationnel chargé d'encadrer l'activité des 18 directeurs exécutifs qui coordonnent les filiales du groupe en France et à l'international. L'harmonisation du développement interne et des fonctions transversales notamment en matière de recrutement, ressources humaines, formation, marketing et communication est mise en œuvre par un Comité d'Organisation pour accompagner le travail des dirigeants et des managers en France et à l'international.



Comité Exécutif
Alexis Kniazeff, Président
Hubert Martigny, Directeur Général délégué
Michel Friedlander, Directeur Général délégué
Eric Albrand, Directeur Général en charge des finances
Jean-Michel Martin, Directeur Général Adjoint
Comité Opérationnel
6 Directeurs exécutifs
suivi hebdomadaire de l'activité
Comité d'Organisation
5 Directeurs exécutifs
Périmètre
Directeur exécutif région ou secteur
Périmètre
Directeur exécutif région ou secteur
18 Périmètres
Périmètre
Directeur exécutif région ou secteur
Périmètre
Directeur exécutif région ou secteur



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Rémunération des mandataires sociaux et options de souscription d'actions.

Les rémunérations versées par le Groupe aux mandataires sociaux (salaires et avantages en nature) se sont élevées en 2002 à 3.491.346 euros.

Le montant brut versé à chacun des mandataires sociaux est :

KNIAZEFF	Alexis	796 045 €
MARTIGNY	Hubert	796 045 €
FRIEDLANDER	Michel	757 318 €
BONAN	Frédéric	787 845 €
MARTIN	Jean-Michel	354 093 €
	Total	3 491 346 €

	Monsieur Alexis Kniazeff	*Monsieur Hubert Martigny*	*Monsieur Michel Friedlander*	*Monsieur Jean-Michel Martin*
Nombre d'options attribuées	néant	néant	150 000	25 000
Prix d'attribution (en€)	néant	néant	3,17	3,17
Date d'échéance	néant	néant	12/03/2007	12/03/2007
Nombre d'options levées au cours de l'exercice 2002	néant	néant	néant	18 000
Prix d'exercice (en€)	néant	néant	néant	6,42

Le Groupe a annoncé le 26 avril 2003 la démission de Monsieur Frédéric Bonan de l'ensemble de ses fonctions et mandats au sein du Groupe.

Plan d'options de souscription d'actions	*Plan 1999*	*Plan 2000*	*Plan 2001*	*11/03/2003*	*24/06/2003*
Date d'assemblée	26/06/1996	26/06/1996	17/06/1999	17/06/1999	17/06/1999
Date du conseil d'administration	26/04/1999	11/04/2000	10/10/2001	11/03/2003	24/06/2003
Nombre total d'actions pouvant être souscrites	2 254 050	792 429	602 319	3 699 845	314 980
Dont nombre d'actions pouvant être souscrites par les 10 personnes les mieux rémunérées incluant le comité de direction	304 400	135 750	80 300	960 000	100 000
Point de départ d'exercice des options	1/07/2003	1/07/2004	10/10/2005	12/03/2007	25/06/2007
Date d'expiration	26/04/2004	11/04/2005	10/10/2006	11/03/2011	24/06/2008
Prix de souscription (en Euros)	25,56	81,33	41,99	3,17	7,18
Nombre d'actions souscrites au 31/12/2002	0	0	0	0	0

La période d'exercice des plans 2001 et du 11 mars 2003 ont été étendues conformément aux dispositions entérinnées par l'Assemblée Générale des actionnaires du 30 juin 2003, dans la résolution n°21 amendée p60 et 61 du présent document.


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Organigramme juridique du groupe

Fondé sur le principe de la décentralisation, le groupe ALTRAN consolide plus de 200 filiales opérationnelles.
Les sociétés françaises du groupe sont, à de rares exceptions, détenues directement par la société mère ALTRAN TECHNOLOGIES SA ou par ses filiales françaises.
Les participations hors de France sont généralement détenues par une holding correspondant à chaque pays. Ces holdings sont filiales directes d'ALTRAN TECHNOLOGIES SA ou de sa filiale ALTRAN INTERNATIONAL BV.
Les prestations réalisées par la société mère ou les holdings pays au profit des filiales opérationnelles font l'objet d'une refacturation dans le cadre des dispositions légales et fiscales adaptées à chaque pays.
En 2003, ALTRAN a mis en place un dispositif de centralisation de trésorerie sur une nouvelle filiale spécialement dédié , GMTS. Les sociétés du groupe, ont pour la plupart, signé une convention de trésorerie qui régit leurs rapports avec GMTS. Elles placent leurs excédents de trésorerie auprès de cette centrale de trésorerie, moyennant rémunération et peuvent le retirer à tout moment en fonction de leurs besoins. Le groupe assure, dans les cas où les financements locaux sont insuffisants, le financement des filiales en déficit de trésorerie.
Le groupe a décidé de capitaliser sur la qualité de son compte client, principalement composé de grands groupes industriels et administrations publics européens, et de l'utiliser comme une source de financement qui devrait lui permettre d'ici fin 2004 de mobiliser jusqu'à 150 millions d'euros.
Des accords de factoring représentant 142 millions d'euros de droits de tirage ont dors et déjà été conclus avec trois sociétés de factoring. Le déploiement de ces accords se fait progressivement dans le groupe au fur et à mesure de l'audit, par ces sociétés, des procédures de facturations des filiales du groupe.
La liste complète des filiales du groupe est disponible page 72 à 76.

Amélioration du contrôle interne

Afin de développer le contrôle interne au sein du groupe Altran Technologies, des travaux ont été engagés afin d'élaborer des procédures-cadre qui devront ensuite être diffusées au sein du groupe.

Un comité de pilotage dirige ces travaux qui sont réalisés avec l'assistance du cabinet Ricol, Lasteyrie et Associés qui s'appuie sur des groupes de travail par chantier. Les premiers chantiers identifiés pour lesquels les travaux ont démarré dans le courant de l'été 2003 sont les suivants :

- règles et méthode comptables et arrêté des comptes (notamment en matière de reconnaissance de revenu)

- gestion de la trésorerie et des comptes bancaires

- suivi des participations et gestion des earn-out

La conclusion des travaux sur ces chantiers est attendue pour la fin de l'année.

D'autres thèmes ont d'ores et déjà été identifiés de façon non exclusive, les travaux étant programmés pour le premier semestre 2004 :

- gestion des flux (facturation, encaissement et suivi client)

- engagements en matière d'investissements, achats et frais généraux

- règles de fonctionnement des comités et des boards

- gestion juridique corporate

- gestion des ressources humaines

Une fois les procédures-cadres élaborées, un programme de déploiement dans l'ensemble du groupe sera mis en œuvre.

Ces travaux sont essentiels pour améliorer le niveau de maîtrise des risques au sein du groupe Altran. Leur effectivité sera par la suite vérifiée par l'audit interne et par les commissaires aux comptes, dans le cadre de leurs travaux d'intérim.


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Participation et intéressement

Altran a mis en place un PEE individuel dans 22 sociétés francaises du groupe représentant un effectif total visé de 7500 salariés. Ces PEE ont été mis en place à partir du 1er janvier 1996. Ces PEE sont constitués de deux FCPE : un FCPE SICAV MONETAIRE dédié Altran et un FCPE Altran Technologies dédié Altran composé à plus de 95% de titres Altran.

Facteurs de risque

Risque de liquidité

L'ensemble des informations relatives au risque de liquidité est traitée page 84 à 86 dans la partie j) Emprunts et dettes financières.

Il a été demandé aux trois pricipales banques du groupe, une renonciation à l'exigibilité anticipée de leurs lignes du fait des résultats de l'exercice 2002.

Altran est en train de finaliser l'examen des diverses solutions de refinancement permettant de faire face à l'échéance du remboursement de son obligation convertible au 1er janvier 2005 et d'assurer son financement à moyen terme. Dans cette attente, les trois banques prêteuses ont maintenu, en l'état, leurs lignes de crédit en place jusqu'au 31 décembre 2003.

Risque lié à ADF

La société civile de participation Altran Directors Fund a pour objet la détention d'une part du capital d'Altran Technologies. Elle est constituée actuellement de 12 associés ayant tous la qualité de mandataire social ou de salarié du groupe Altran Technologies. Les associés mandataires sociaux du groupe Altran Technologies, Messieurs Michel Friedlander et Jean-Michel Martin détiennent 42,5% du capital de la société Altran Directors Funds le solde étant réparti entre les autres associés non mandataires sociaux du groupe Altran Technologies.

Etat des nantissements consentis par la société Altran Directors Funds à des établissements financiers :

Nombre de titres détenus d'Altran Technologies	8 198 252	Nombre de titres nantis * d'Altran Technologies	6 873 342
En % du capital total	8,76%	*En % du capital total*	7,28%
Nombre total de titres du capital d'Altran Technologies	93 634 131	Nombre total de titres du capital d'Altran Technologies	93 634 131

** dont 2 241 631 actions nanties en juin 1998 et 4 631 706 nanties en juin 2000.*

Selon les informations fournies par Altran Directors Fund, les actions Altran Technologies détenues par ADF ont été acquises par le biais d'un prêt in fine, garanti exclusivement par le nantissement de ces titres. Il existe un risque à l'échéance du contrat de nantissement, c'est à dire le 7 juin 2005, qu'en fonction du cours de bourse d'Altran Technologies, tout ou partie du nantissement, correspondant au maximum à 6 873 342 titres, soit exercé.

Risque de taux

La position nette du groupe de 435,358 millions d'euros est quasi exclusivement constituée d'une dette obligataire de 446,250 millions d'euros à taux fixe de 3,5%. L'impact d'une variation des taux est donc négligeable et le Groupe n'a pas mis en place de politique de couverture du risque de taux.

Les éléments relatifs à l'échéancier des emprunts et dettes financières sont disponibles page 85 et 86.

(en milliers d'euros)	*à moins d'1 an*	*1 an à 5 ans*	*Plus de 5 ans*
Passif financiers	163 329	474 549	8 921
Actifs financiers	218 363		
Position nette avant gestion	55 034	(474 549)	(8 921)
Hors Bilan	na	na	na
Position nette après gestion	55 034	(474 549)	(8 921)


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Risque de change

L'essentiel des actifs en devises du groupe est constitué par ses participations dans les pays hors zone Euro (principalement Royaume-Uni, Suisse, Etats- Unis, Suède et Brésil).
Le montant des dettes financières contractées en devises hors zone euro est de 18,7 millions d'euros. Il est principalement constitué des prêts accordés par la maison mère aux holdings étrangères (hors zone euro) pour le paiement des acquisitions.

Le groupe a réalisé en 2002 un chiffre d'affaires de 239,6 millions d'euros en dehors de la zone euro. Du fait de l'activité de prestations intellectuelles les recettes et les coûts sont libellés dans la même monnaie dans un pays donné. Il n'existe pas de couverture du risque de change au sein du Groupe.

(en milliers d'euros)

	Actif	Passif	Position nette	Cours 30/09/2003	Position nette en euro avant gestion	Hors Bilan	Position nette en euro après gestion	Sensibilité*
USD	76 059	28 416	47 643	1,16	41 072	NA	41 072	411
GBP	46 515	0	46 515	0,70	66 450	NA	66 450	665
CHF	57 461	0	57 461	1,54	37 312	NA	37 312	373
SEK	101 026	0	101 026	8,92	11 326	NA	11 326	113
SGD	110	0	110	2,01	55	NA	55	1
					Total	NA	156 214	1 562

** Sensibilité à une variation d'1% de la devise*

Risques sur les actifs incorporels

La société a procédé au 31 décembre 2002 à un test de valorisation des écarts d'acquisition conformément au règlement CRC n° 2002-10 relatif aux amortissements et dépréciations qui ne sera applicable aux entreprise qu'à partir du 1er janvier 2005.

Ces écarts d'acquisition, amortis linéairement sur 30 ans, peuvent faire l'objet d'un amortissement exceptionnel, sans effet sur la trésorerie, suite à un réexamen de la valeur actuelle de chaque écart d'acquisition figurant au bilan consolidé lorsqu'il existe des indices de perte de valeur.

Lorsque de tels indices ont été identifiés, une comparaison a été effectuée entre la valeur nette comptable et sa valeur actuelle, cette dernière correspondant à la plus élevée entre la valeur vénale et la valeur d'usage.

En l'absence de valeur vénale, la méthode des flux nets de trésorerie attendus actualisés a été retenue. Ceux-ci sont déterminés dans le cadre des hypothèses économiques et des conditions d'exploitation prévisionnelles suivantes :

- Les flux de trésorerie utilisés sont issus des plans d'affaires des unités concernées disponibles à la date de l'évaluation, et sont étendus sur une période explicite de cinq ans
- Au-delà de cet horizon, la valeur terminale correspondant à la capitalisation à l'infini du dernier flux de la période explicite est calculée
- Le taux d'actualisation correspond au coût moyen pondéré du capital. Le taux retenu a été 9%.

La charge d'amortissement des écarts d'acquisition s'est élevée à 96,7 millions d'euros en 2002. Cette charge d'amortissement comprend l'amortissement exceptionnel de 76,4 Millions d'euros. Celui-ci a porté sur 22 filiales dont la valeur comptable des écarts d'acquisition s'élève à 128 millions d'Euros et dont 14 ont fait l'objet d'un amortissement intégral.


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Cette charge d'amortissement comprend l'amortissement exceptionnel de 76.4 millions d'euros. Celui-ci a porté sur 22 filiales et se répartit comme suit :

	Nombre	Goodwill	Amortissement exceptionnel	Goodwill résiduel
Société ayant fait l'objet d'un amortissement total	14	43.903	43.903	0
Sociétés ayant fait l'objet d'un amortissement partiel	8	84.327	32.515	51.812
Sociétés ne faisant pas fait l'objet d'un amortissement exceptionnel	118	457.851	-	457.851
Total	140	586.081	76.418	509.663

Une variation de 1 point du taux d'actualisation utilisé, pour le test de valorisation des goodwill, aurait entraîné une charge d'amortissement exceptionnel supplémentaire de 3.7 millions d'euros.

L'évolution de ces hypothèses chiffrées par rapport à l'exercice précédent ne peut être cependant fournie. En effet, les tests de dépréciation des écarts d'acquisition sur la base des flux nets de trésorerie futurs attendus actualisés ont été effectuée par le groupe à partir de 2002. Cette démarche est conforme au règlement CRC n°2002-10 relatif aux amortissements et dépréciations qui ne sera applicable aux entreprises qu'à compter du 1er janvier 2005.

Risque environnement

Altran Technologies est une société de prestation de services intellectuels. Les risques liés à l'environnement sont donc inexistants.

Risque Juridique

Altran Technologies facture principalement ses prestations en fonction du temps passé par ses collaborateurs. Dans le cadre de ses activités le groupe peut être confronté à des actions judiciaires, dans le domaine social ou autres. A chaque fois que le groupe identifie un risque, une provision est constituée de manière prudente avec l'avis de ses conseils.

Litiges significatifs.

- Un litige oppose le groupe à l'une de ses filiales DTS sur le montant de l'earn-out à payer au titre de l'exercice 2001. Ce litige en cours d'arbitrage porte sur 20.1 millions d'euros. Ce montant a été comptabilisé en dettes sur immobilisations.
- DCE Holding B.V a fait l'objet de redressement suite à un contrôle de l'Administration fiscale néerlandaise. Ces redressements sont contestés par le groupe qui considère, sur avis de ses conseils, que ceux-ci n'ont pas de fondement réels.
- Un litige oppose également trois sociétés du groupe à Ilyad Value. Le Groupe réclame à Ilyad value le solde des paiements dus et s'élevant à 3,5 millions d'euros, relatifs aux études et modules de formation cédés à Ilyad en 2001. La créance détenue par le groupe sur Ilyad Value a été provisionnée à 100%. Ilyad Value, quant à elle, réclame le remboursement des montants qu'elle a payé au groupe, majorés des intérêts de retard. Le Groupe estime, sur avis de ses conseils, que la réclamation d'Ilyad Value est sans fondement. Il semblerait qu' Ilyad Value ait déposé en mars 2003 une plainte avec constitution de partie civile visant la société Altran Technologies et relative à des contrats de prestation de services conclus entre les sociétés Altran Technologies et Ilyad Value à la fin de l' année 2001. La société Altran Technologies ne dispose d'aucune information sur cette procédure .
- A la suite de la révocation de leurs mandats respectifs, deux anciens dirigeants d'une filiale du groupe (Altiam), acquise au cours de l'année 2002, ont assigné la société Altran Technologies devant le tribunal de commerce et lui réclament une somme de 13,8 millions d'euros, à titre de dommages et intérêts. Cette demande est fondée sur la perte de chance de percevoir l'earn out sur la période restant à courir. La société Altran Technologies a pour sa part assigné ces deux anciens dirigeants devant le tribunal de commerce pour dol lors de la cession des actions de la filiale, et sollicite la restitution du prix payé lors de l'acquisition de la filiale et le paiement de dommages et intérêts. Les demandes formées par la société Altran Technologies s'élèvent , en l'état à 6 millions d'euros. Le litige intervenu après l'arrêté des comptes 2002 n'a pas fait l'objet d'une provision dans les comptes arrêtés au 31 décembre 2002.
- La société Altran Technologies a été assignée en août 2001 par la société The e-Consulting Group (ECG) devant


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le Tribunal de commerce de Paris en paiement d'une somme d'environ 2,3 millions d'euros à titre de dommages-intérêts. Une telle procédure fait suite à la décision de la société Altran Technologies, prise en juin 2001, de ne pas prendre de participation dans le capital d'ECG, décision considérée par ECG comme fautive et susceptible d'engager la responsabilité de la société Altran Technologies.

Cette procédure a été reprise par le liquidateur d'ECG après la liquidation judiciaire d'ECG intervenue en septembre 2001.

La procédure était toujours en cours et aucune décision sur le fond n'avait été prise à ce jour.

Par ailleurs, certains actionnaires d'ECG ont également assigné la société Altran Technologies devant le Tribunal de commerce de Paris en août 2001, en paiement d'une somme d'environ 3 millions d'euros à titre de dommages-intérêts. De même que le liquidateur d'ECG, ces actionnaires reprochent à la société Altran Technologies sa décision de ne pas prendre de participation dans le capital d'ECG.

Cette procédure distincte était toujours en cours et aucune décision sur le fond n'avait été prise à ce jour.

- La Commission des Opérations de Bourse a ouvert à l'été 2002 une enquête sur l'évolution du cours du titre Altran Technologies, en particulier à la suite d'une plainte déposée par la société Altran Technologies en septembre 2002 visant la diffusion par des tiers de fausses informations de nature à influer sur le cours du titre et des faits de manipulation de cours.

Cette enquête était toujours en cours à ce jour .

- La société Altran Technologies a fait procéder en octobre 2002 à un audit complémentaire confié à ses commissaires aux comptes et portant sur les comptes consolidés de l'exercice 2001 et du premier semestre 2002. Cet audit complémentaire a donné lieu à des ajustements de (-35,9) millions d'euros dans les comptes du premier semestre 2002.

Une enquête préliminaire a alors été ouverte par le Parquet de Paris, enquête convertie en instruction à compter de janvier 2003 des chefs d'abus de biens sociaux, faux et diffusion de fausses informations de nature à agir sur les cours.

La société Altran Technologies s'est constituée partie civile en février 2003 dans le cadre de cette instruction, laquelle était toujours en cours à ce jour.

Par ailleurs, la société Altran Technologies a déposé en février 2003 une plainte avec constitution de partie civile en raison des faits de déstabilisation et de manipulation de cours dont elle s'estime victime depuis le début de l'année 2002.

Un juge d'instruction a été désigné et l'instruction était toujours en cours à ce jour.

Le montant total des provisions destinées à couvrir l'ensemble des litiges du groupe s'élève au 30 juin 2003 à 3,4 millions d'euros.

A la connaissance de la société, il n'existe pas d'autre litige, arbitrage ou fait exceptionnel susceptible d'avoir ou ayant eu dans le passé une incidence significative sur la situation financière, le résultat, l'activité et le patrimoine de la société et du groupe.

Risque lié à la gestion de la dette obligataire convertible

Le groupe doit rembourser, tel que défini page 30, 1 655 990 (1 725 000 initialement émises moins 69 010 rachetées en 2002) obligations convertibles pour une valeur nominale de 430 millions d'euros, le 1er janvier 2005.

Afin de faire face a cette échéance le groupe a défini un plan de restauration des équilibres financiers de la société articulé autour de quatre axes :

- centralisation de la trésorerie disponible dans les filiales pour 100 à 150 millions d'euros
- mise en place d'un programme de mobilisation du comptes clients, au travers de contrat d'affacturage dans un premier temps, pour 80 à 100 millions d'euros et 150 millions d'euros courant 2004
- réduction des créances clients de 50 millions d'euros d'ici fin 2004
- restauration de marges plus satisfaisantes.

La réalisation de ces objectifs, devrait permettre au groupe de faire face à ses engagement à l'horizon du remboursement de la dette convertible.


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Risque particulier lié à l'activité

Les clients d'Altran technologies sont principalement des grands comptes privés ou publics européens. La liste détaillée des clients du Groupe constituant une information stratégique n'est pas communiquée à l'extérieur. Cependant le groupe n'est pas dépendant d'un client particulier puisque les cinquante premiers clients du groupe représentaient en 2002 34% du chiffre d'affaires. ALTRAN facture la grande majorité de ses prestations au temps passé, sur une base forfaitaire. A ce titre, les sociétés du groupe ne sont tenues que à une obligation de moyens. Dans le cas où des contrats au forfait sont conclus, la politique comptable de reconnaissance du revenu impose un évaluation du risque à terminaison et ne permet la reconnaissance de la marge que dès lors qu'il existe des éléments permettant de s'assurer que celle-ci n'est pas susceptible d'être remise en cause du fait d'une obligation de résultats.

Risque sur actions

Néant

Assurances

Altran conduit une politique de prévention des risques, et a mis en place une faculté d'adhésion aux polices d'assurances de référence suivantes :

1/ Assurance Responsabilité Civile Générale et Professionnelle : cette police garantit à la fois la responsabilité dommage et également la responsabilité civile dont l'assuré et son personnel devrait répondre en raison des dommages corporels, matériels, immatériels causés aux tiers y compris ses clients et ses cocontractants. Le montant de garantie en première ligne s'élève à 11,43 M€ par sinistre et par an tous dommages confondus. Le montant des primes provisionnelles en 2003 s'élève à 353 700 euros.

2/ Assurance Responsabilité civile Produits Aéronautiques : cette police couvre tant la responsabilité civile du fait des produits aéronautiques que la responsabilité civile du fait de l'arrêt des vols. Cette police est souscrite par les sociétés réalisant une activité d'ingénierie sur l'avion et le matériel embarqué, Monde entier. Le montant de la garantie s'élève à 76,50 M€ par sinistre et par année. Le montant des primes provisionnelles versées en 2003 s'éleve à 354 200 euros.

3/ Assurance Multirisques bureaux : cette police garantie les éventuels dommages (dégâts des eaux, vols, incendies, etc.) susceptibles d'êtres causés aux bâtiments loués par Altran Technologies et les assurés ainsi que les biens mobiliers. Les sites à Paris et en province hébergeant la quasi totalité des filiales françaises sont couverts par cette assurance. Les capitaux assurés sont fonction de chaque risque. Le montant de la prime versée en 2003 est de 38 630 euros.

4/ Assurance Responsabilité civile des mandataires et dirigeants : cette police couvre les réclamations qui seraient dirigées contre les mandataires sociaux et les dirigeants. Aucun sinistre n'a été déclaré sur cette police. Le coût de cette assurance est négligeable.

5/ Assurances "Frais de santé" "Prévoyance" "Assistance" : cette police propose une couverture des salariés sur leurs lieux de travail, leurs trajets et leurs missions tant en France qu'à l'international. Le niveau de couverture frais de santé est très attractif. Les montants couverts pour l'ensemble des bénéficiaires se sont élevés en 2002 à 3,4 M€ pour les frais de santé et pour la prévoyance.

Les assurances sont souscrites au regard des différentes obligations légales et réglementaires et couvrent au mieux l'activité des consultants et de leurs sociétés. La politique de prévention des risques sur l'ensemble des déplacements internationaux est régulièrement contrôlée et les sociétés du groupe sont invitées à souscrire, le cas échéant, les polices spécifiques afin de couvrir des risques particuliers.

Contrats

Les contrats conclus par le groupe sont dans la plupart des cas des contrats au temps passé facturé au clients consultant par consultant. Le groupe gère plusieurs dizaines de milliers de contrats par an qui sont suivis localement dans chacune des filiales du groupe. Les projets sur lesquels le groupe travaille et dont la durée peut être en moyenne de un à deux ans sont souvent divisés en contrats commerciaux plus courts (mensuels ou trimestriels).

Engagements relatifs aux indemnités de départ à la retraite

Les modalités habituelles de calcul des engagements relatifs aux indemnités de départ en retraite, compte tenu de l'âge moyen des salariés (31 ans), aboutissent à un montant non significatif.

Les engagement relatifs aux indemnités de départ à la retraite des dirigeants mandataires sociaux s'élèvent à 282 595 euros au 31 décembre 2002.

Engagements contractuels

Les engagements contractuels donnés par la société sont rassemblés dans le tableau ci-après :

	Total	Paiement du par période		
		à moins d'un an	De un à cinq ans	A plus de cinq ans
Caution / Aval Garantie données à des tiers [1]	52 443 371	42 539 288	6 298 521	3 606 662
Effets escomptés non échus	1 101 932	1 101 932	-	-
Engagements de crédit bail	657 869	399 472	258 397	-
	54 203 171	44 040 682	6 586 918	3 606 662
[1] dont garanties données aux clients	4 748 778	-	4 617 000	131 778

Politique d'investissement

Outre la politique de développement par croissance externe engagée par le Groupe et évoquée par ailleurs pages 91 à 92, l'essentiel des investissements d'Altran Technologies vise à alimenter le développement interne de l'activité. Ceci s'articule autour de trois axes d'investissement :

- Investissement courant en hommes, matériels, services, etc... dans les différentes filiales afin de renforcer leur structure pour leur permettre de mieux anticiper leur propre croissance interne ;
- Investissement en recherche et développement dont l'objectif est de permettre une diffusion efficace et permanente des connaissances techniques des ingénieurs consultants au sein des différentes entités, base de succès d'une politique de "fertilisation croisée". Cette politique se traduit par un effort de formation continue des ingénieurs consultants ;
- Investissement en formation des équipes de management du groupe dont les structures opérationnelles sont décentralisées. Cet effort repose sur l'Institut du Management, institut de formation et d 'échange destiné aux managers du groupe Altran.

Liste des sociétés acquises par pays au cours des trois derniers exercices :

2000		2001		2002	
Nom de la société	Pays	Nom de la société	Pays	Nom de la société	Pays
TCOI	Brésil	GERE	Luxembourg	CHS	Allemagne
TCBR	Brésil	ENERGY CONSULT	Allemagne	LITTLE DACEE	Allemagne
DTS	Brésil	SERVIZI DI INFORMATICA (S.di I)	Italie	ADL GERMANY GMBH	Allemagne
TDA	Brésil	SYNECTICS	USA	ADL AUSTRIA GMBH	Autriche
POLEN INFORMATICA	Brésil	CERRI CONSULTING France	France	CQ Consulting GMBH	Autriche
SIEV	Espagne	NETWORK CENTRIC SOFTWARE (NCS)	Espagne	ADL BENELUX BELGIUM	Belgique
CONSULTRANS	Espagne	BUSINESS PROCESS INNOVATION (BPI)	Pays-Bas	MEDIA CONSULTORES	Espagne
AG TECHNOLOGY	Espagne	CIGNITE	Royaume-Uni	INVALL	Espagne
TRANSMATICA	Espagne	GOSCH GMBH	Autriche	BARNAZ HOLDING	Espagne
DIOREM	France	ALGOPLUS	France	C-QUENTIAL SPAIN	Espagne
IMNET France	France	CONSULTRAN	Suisse	ISEAC	Espagne
SSCE	France	JOHNSSON	USA	USM	Espagne
CEDATI	Italie	SERTEC	Espagne	LITTLE France	France
GYATA MANAGEMENT CONSULTING	Pays-Bas	SPOC	Espagne	C-QUENTIAL France	France
FAGRO	Pays-Bas	ALGONORM	France	DOMINIQUE MALSCH	France
ALTRAN CORP	USA	TQM	Italie	LITTLE ITALY SRL	Italie
INFOLEARN	Suisse	CSI	USA	WISEINA LTD	Japon
GO TOP	Suisse	INFO 93	Espagne	ADL JAPON INC	Japon
		DSD (BARCELONIA TECNOLOGIA)	Espagne	CQ YUHAN HOSEA	Corée
		DSD (BARCELONIA TECNOLOGIA)	Espagne	LITTLE ACQUISITION CO KOREA	Corée
		DEMETER-SUTHERLAND	Royaume-Uni	HILSON MORAN	Royaume-Uni
		SIGMA	Suisse	CCL	Royaume-Uni
		CITY PEOPLE-CITY CONSULTANTS	Royaume-Uni	ADL UK LTD	Royaume-Uni
		CONSIGNIT	Suède	LILLA BOMEN CONSULTANT	Suède
		OTBA	Italie	ADL SWEDEN	Suède
		E-CONSULT	Luxembourg	WHOM LTD	Suisse
		2AD	France	ADL SCHWEIZ	Suisse
		INTERACTIFS	France	SEA	Etats-Unis
		S2 SOLUCIONS I SERVEIS INFORMATICS	Espagne	IMAGITEK	Etats-Unis
				GLOBAL N	Portugal


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Le montant des décaissements relatifs à ces acquisitions pour l'exercice pendant lequel l'acquisition a eu lieu est pour chacune des trois dernières années :

(en millions d'euros)

2000	2001	2002
68,9	70,6	112,1

Chiffre d'affaires du 2ème trimestre 2003 publié le 14 août 2003

Le chiffre d'affaires du deuxième trimestre 2003 d'ALTRAN s'établit à 335,1 millions d'euros dont 49,3 millions d'euros proviennent des sociétés acquises en 2002.

Le chiffre d'affaires du deuxième trimestre est en baisse de 5% par rapport au premier trimestre 2003. A périmètre constant, cette baisse est ramenée à 4,8%. Elle s'explique essentiellement par le faible nombre de jours ouvrés.

A l'international le chiffre d'affaires s'élève à 173,4 millions d'euros soit 51,7 % du chiffre d'affaires du trimestre. L'évolution par rapport au premier trimestre 2003 est de - 5,4% dont - 4,9% en organique.

En France, le chiffre d'affaires s'élève à 161,7 millions d'euros en baisse séquentielle par rapport au 1er trimestre 2003 de 4,6% et de 4,7% en baisse organique.

Aucune acquisition n'a été réalisée en 2003.

(en milliers d'euros)	1er trimestre 2003	2ème trimestre 2003	1er semestre 2003
Chiffre d'affaires hors contribution des sociétés acquises (a)	300,3	285,8	586,1
Contribution des sociétés acquises en 2002 (b)	52,6	49,3	101,9
Contribution des sociétés acquises en 2003 (c)	0,0	0,0	0,0
Chiffre d'affaires total (a)+(b)+(c)	352,9	335,1	688,0

Comme lors de la publication du chiffre d'affaires du 1er trimestre 2003, ALTRAN ne présentera pas de comparaison avec les trimestres de l'exercice précédent, en l'absence d'une ventilation des différents ajustements apportés au chiffre d'affaires sur chacun des trimestres de 2002.

Au 30 juin 2003 l'effectif total du groupe était de 16 958 personnes, en baisse de 740 personnes depuis le début de l'exercice. Le groupe a poursuivi au cours du deuxième trimestre 2003 ses efforts d'adaptation et de maîtrise de sa structure de coût à l'environnement économique général. Cette démarche sera maintenue au second semestre si l'environnement économique ne s'améliore pas.

La décomposition des contributions France et international des sociétés acquises est disponible sur le site www.altran.net dans la présentation des résultats du 1er semestre 2003.

4 - EMPRUNT OBLIGATAIRE CONVERTIBLE EN CAPITAL

En vertu de l'autorisation que lui a donnée l'Assemblée Générale Mixte du 15 juin 2000, le Conseil d'Administration, réuni le 27 juin 2000 a procédé à l'émission d'un emprunt obligataire, admis à la cote du premier marché de la bourse de Paris, dont les caractéristiques sont les suivantes :

Nature des titres émis

Obligation à option de conversion en actions nouvelles et/ou d'échange en actions existantes (Océane).

Montant nominal de l'emprunt

448 500 000 euros.

Nombre d'obligations émises et prix d'émission

1 725 000 obligations émises au prix unitaire de 260 euros.

Date de jouissance, durée et terme de l'emprunt

Jouissance à compter du 26 juillet 2000 pour une durée de 4 ans et 158 jours, dont le premier terme est fixé au 1er janvier 2001.

Intérêt annuel

3,5%.

Amortissement normal

Amortissement en totalité le 1er janvier 2005, par remboursement au pair.

Conversion des obligations et/ou échange des obligations en actions

A tout moment à compter du 26 juillet 2000 à raison de trois actions Altran Technologies pour une obligation (le nombre de titre de la société a été multiplié par 3 le 2 janvier 2001).
Amortissement anticipé :

- par rachat en Bourse ou hors Bourse ou par offres publiques,
- au gré de l'émetteur à partir du 1er janvier 2003 jusqu'à la date de remboursement effectif, à un prix de remboursement assurant au porteur un taux de rendement actuariel équivalent à celui qu'il aurait obtenu en cas de remboursement à l'échéance si le produit (1) du ratio d'attribution d'actions en vigueur, et 2) de la moyenne arithmétique des cours de clôture de l'action à la Bourse de Paris calculée sur 10 jours de bourse consécutifs au cours desquels l'action est cotée choisis par la société parmi les 20 jours de bourse consécutifs précédant la date de parution de l'avis annonçant l'amortissement anticipé, excède 125% de ce prix de remboursement anticipé,
- lorsque moins de 10% des obligations émises restent en circulation.

Au 31 décembre 2002 le nombre d'obligations converties en actions était de 21.


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III - Rapport du Conseil d'Administration à l'Assemblée Générale Mixte du 30 juin 2003



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1 - ACTIVITE ET FAITS MARQUANTS DE L'EXERCICE

Les travaux de clôture ont été encadrés par des instructions strictes de la direction financière qui mettaient en œuvre une politique comptable prudente et rigoureuse; ils ont été vérifiés par des diligences approfondies des commissaires aux comptes.
Ces travaux ont fait apparaître qu'un certain nombre d'opérations qui auraient dû être comptabilisées sur l'exercice 2001, ont impacté les comptes 2002.

L'ensemble de ces opérations a été comptabilisé pour son impact net d'impôt, sur une ligne séparée dîte Corrections d'erreurs .

Aussi le chiffre d'affaires et les résultats de la période allant du 1er janvier au 31 décembre 2002 résultant de cette méthode, ne sont pas impactés par les ajustements afférents à l'exercice 2001.

Aux fins de comparaison, un compte de résultat 2001 pro forma, intégrant les corrections ayant pesé sur l'exercice 2002, est publié en même temps que les comptes 2002.

Le chiffre d'affaires 2002 s'établit à 1372,9 millions d'euros.

(en millions d'euros)

	2001 Publié	Corrections	2001 Pro Forma	2002
Chiffre d'Affaires	1 278,6	- 26,7	1 251,9	1 372,9
Résultat d'Exploitation	233,6	- 32,8	200,8	67,4
Résultat Financier	- 5,9	- 5,3	- 11,2	- 27,7
Résultat Exceptionnel	- 2,8	- 1,8	- 4,6	6,5
IS et Participation	- 90,7	7,3	- 83,4	- 26,0
Résultat Net avant amortissement des survaleurs et corrections	134,3	- 32,7	101,4	20,1
Amortissement des survaleurs	- 13,3		- 13,3	- 96,7
Corrections d'erreurs		- 32,7		- 32,7
Résultat Net	120,8		88,1	- 109,3

Avec 1 372,9 millions d'euros, l'augmentation du chiffre d'affaires est de 9,7% par rapport au chiffre d'affaires 2001 pro forma.

Cette croissance par rapport au chiffre d'affaires pro forma résulte d'une variation organique de -5 % et d'un effet accroissement de périmètre de 171,3 millions d'euros.
DTS, filiale brésilienne du groupe, a été déconsolidée sur le second semestre, compte-tenu de l'impossibilité d'obtenir ses comptes et de procéder à leur revue dans des conditions normales.


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Répartition du Chiffre d'Affaires par pays / zones géographiques.

Pays	2000	2001 proforma	2002
Portugal	25,6	17,9	18,6
Royaume-Uni	30,6	49,2	86,5
Benelux	76	100,9	98,6
Suède	5,3	13,4	21,5
Asie	nd	0	12,8
Allemagne	30,2	41,2	105,7
Autriche	2,3	6,1	8,8
Italie	72,2	116,8	123,1
Suisse	27,4	44,3	55
France	532,5	685,1	660,1
Espagne	63,6	97,4	118,4
Brésil	23,4	47,6	24,3
Etats Unis	6,5	31,9	39,5
Autres	4,6	-	-
Total	900,2	1 251,80	1 372,90

Les activités hors de France représentent désormais plus de la moitié du chiffre d'affaires du groupe. La progression entre 2001 et 2002 est particulièrement sensible en Allemagne et au Royaume-Uni.

Répartition du chiffre d'affaires par client

Le portefeuille clients d'Altran est bien réparti. Les 50 premiers clients représentent environ un tiers du chiffre d'affaires, les 10 premiers pesant 17,1%.
Altran a également diversifié géographiquement son portefeuille clients puisque 7 de ses 20 premiers clients sont des groupes industriels non hexagonaux.

Le résultat d'exploitation 2002 s'élève à 67,4 millions d'euros

En 2002 le résultat d'exploitation est de 67,4 millions d'euros représentant 4,9% du chiffre d'affaires, à comparer à un taux de marge pro forma de 16,0% en 2001.
La principale augmentation des charges d'exploitation porte sur les charges de personnel qui s'élèvent à 957 millions d'euros au 31 décembre 2002 soit une hausse de 24%, correspondant pour l'essentiel à l'augmentation des effectifs générée principalement par les acquisitions réalisées en 2001 et en 2002.

Evolution de l'effectif



18000
16000
14000
12000
10000
8000
6000
4000
2000
0
952
1250
1603
2366
3219
4369
6118
8665
12823
16651
17862
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Ce résultat est également impacté par l'augmentation du poste dotation aux amortissements et provisions, qui passe de 16,0 millions d'Euros en 2001 à 50,1 millions d'Euros en 2002. La dépréciation des comptes clients et autres actifs circulants, les provisions pour risques et charges, pèsent pour 26,5 millions d'Euros.

L'excédent brut d'exploitation s'élève en 2002 à 117,8 millions d'Euros, soit 8,6% du chiffre d'affaires.



(en millions d'euros)
1400
1200
1000
800
600
400
200
0
76.5
7.1
89
11.5
114.5
20.3
155.8
29.7
210.4
33
291.3
48.9
437.1
81.9
614.8
113.2
900.2
164.5
1251.9
200.4
1372.9
67.4
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Chiffre d'affaires
Résultat d'exploitation

Le résultat financier 2002 est de – 27,7 millions d'euros

Le résultat financier reflète la charge des intérêts sur la dette du Groupe qui s'établit à 15,5 millions d'euros pour *les coupons de l'emprunt obligataire convertible.*

Par ailleurs, le Groupe a acquis en décembre 2000 des titres d'une société étrangère cotée et des titres ALTRAN TECHNOLOGIES en vue de la prise de contrôle de cette société étrangère cotée, notamment au moyen d'une opération d'échange de titres.
Cette acquisition ne s'est pas réalisée mais les titres ainsi acquis ont été conservés via des engagements hors bilan, retracés ni dans les comptes 2001 ni dans les comptes au 30 juin 2002.



Cette opération a généré une perte impactant le résultat financier, se décomposant en une moins value sur les titres de la société étrangère et des frais de portage :

(en millions d'euros)	2001	2002
Impact Résultat Financier	-5,3	-2,8
Impact IS	1,6	0,8
Impact Résultat Net	-3,7	-1,9

Les titres ALTRAN TECHNOLOGIES auto-détenus ont diminué les capitaux propres de 9,0 millions d'euros. Au 31 décembre 2001, la moins-value latente sur titres ALTRAN s'élevait à 3,3 millions d'euros. Elle s'élevait à 8,1 millions d'euros au 31 décembre 2002.

Cette opération a été dénouée en mars 2003, impliquant pour la société une perte supplémentaire de 0,6 million d'euros avant impôts correspondant à la cession des titres de la société étrangère et aux frais de portage, et une moins-value supplémentaire de 0,2 million d'euros pour la cession des titres ALTRAN TECHNOLOGIES auto-détenus.
Le débouclage de cette opération s'est donc traduit par une moins value de 17,0 millions d'euros avant impôts dont 8,6 millions d'euros sont imputables à l'exercice 2001.

Le résultat exceptionnel est positif et s'élève à + 6,4 millions d'euros

Le résultat exceptionnel est positif de 6,4 millions d'euros. Il reflète pour l'essentiel la plus-value de 7,8 millions d'euros réalisée sur l'acquisition puis l'annulation de 69 010 obligations convertibles, émises par le Groupe.

Du fait de l'affaiblissement du résultat avant impôt, les postes Impôts et Participation diminuent sensiblement et pèsent pour – 26,0 millions d'euros.

Le résultat net avant amortissement des survaleurs et corrections 2001 est positif de 20,1 millions d'euros.

Amortissement des survaleurs

Le Groupe ALTRAN a mis en œuvre un test de valorisation de ses survaleurs. Ce test conduit à procéder à des amortissements exceptionnels de 76,4 millions d'euros en sus des amortissements périodiques de 20,3 millions d'euros. Après ces amortissements de 96,7 millions d'euros, les survaleurs s'établissent à 510 millions d'euros.

Les corrections relatives à l'exercice 2001

Les corrections relatives à l'exercice 2001 s'élèvent à -32,7 millions d'euros net d'impôts et portent essentiellement sur des corrections de chiffre d'affaires le minorant ainsi de 26,7 millions d'euros, soit une baisse de 2,09% du chiffre d'affaires publié pour l'exercice 2001.
Des corrections complémentaires portent sur les autres charges d'exploitation pour 6,1 millions d'euros, correspondant essentiellement à des dotations de provisions. L'impact sur le résultat financier correspond à l'opération sur titres détaillée plus haut.
Les autres corrections portent sur l'exceptionnel à hauteur de -1,8 millions d'euros, et sur l'impact fiscal de l'ensemble.
Conformément à l'avis CNC n°97.06, la valeur nette des corrections afférentes à l'exercice 2001 figure sur une ligne en valeur nette d'impôt et impacte le résultat net 2002 à hauteur de 32,7 millions d'euros.
Le résultat net fait apparaître une perte de 109,3 millions d'euros.

La dette nette

La dette nette au 31 décembre 2002 s'établit à 415,5 millions d'euros, soit une dégradation de 187 millions d'euros par rapport à 2001. Au cours du second semestre, les efforts entrepris pour mieux maîtriser l'encours clients ont permis d'améliorer l'encaissement d'environ 60 millions d'euros. En fin d'exercice, l'encours clients s'est réduit à environ 85 jours.

Acquisitions

Les décaissements de l'exercice 2002 relatifs aux acquisitions se sont élevés à 199,4 millions d'euros.
133,3 millions d'euros ont été versés au titres des soldes de paiements des exercices antérieurs et au titre des versements initiaux relatifs aux acquisitions réalisées en 2002.

Au titre des clauses de compléments de prix dites clause d'Earn-Out, la société a versé 66,1 millions d'euros en 2002 à l'ensemble des sociétés sous Earn-Out en 2001 au titre des résultats de l'exercice 2001.
Concernant l'exercice 2002, 135 millions d'euros de dettes sur immobilisations ont été inscrites au passif du bilan. Cette dette correspond au solde des paiements initiaux des acquisitions réalisées en 2002 et devant être décaissé en 2003 pour 82 millions d'euros et pour 33 millions d'euros au montant des Earn-Out à payer en 2003 au titre des résultats de l'ensemble des sociétés sous Earn-Out en 2002. L'ensemble de ces décaissements à réaliser en 2003 représentent 115 millions d'euros. Le solde, soit 20 millions d'euros correspond pour la majeure partie à l'Earn-Out relatif au résultat 2001 de DTS une filiale brésilienne du groupe. Le groupe s'est opposé au paiement de ce montant d'Earn-Out et a soumis ce différend à une juridiction arbitrale. Le groupe ne peut se prononcer sur l'issue de cette procédure arbitrale.

2 - ACTIVITÉ DE RECHERCHE ET DÉVELOPPEMENT

Les dépenses de l'exercice au titre de la recherche et développement se sont élevées à 1,2 millions d'euros brut qui ont été activés au bilan.


ALTRAN
TECHNOLOGIES

3 - COMPTES SOCIAUX

En 2002, la société mère Altran Technologies a réalisé un chiffre d'affaires de 231 millions d'euros et un résultat d'exploitation de 2,2 millions d'euros.
Le résultat financier est négatif de 12,7 millions d'euros. Le résultat exceptionnel est positif de 6,0 millions d'euros. Le résultat net s'établit à 3,5 millions d'euros.

4 - PERSPECTIVES

Dans les prochains mois, les efforts du groupe seront concentrés sur :
- la dynamique commerciale
- le redressement de la marge d'exploitation
- la poursuite des efforts en matière de contrôle interne afin de retrouver la confiance des marchés
- la génération de cash

5 - EVÉNEMENTS POSTÉRIEURS À LA CLÔTURE

Le 11 mars 2003, le Conseil d'Administration de la Société a voté l' attribution de 3.699.845 options de souscription en faveur de membres du personnel et parmi les dirigeants mandataires sociaux de la Société ou de sociétés dont 10 % au moins du capital sont détenus directement ou indirectement par la Société ou de sociétés détenant directement ou indirectement au moins 10 % du capital de la Société (ci-après les "Bénéficiaires").

Ces options pourront être levées et les actions correspondantes souscrites à compter du 12 mars 2007 jusqu'au 11 mars 2011 si le Bénéficiaire est toujours salarié du Groupe ALTRAN à cette même date, au prix de 3,17 Euros l'action d'une valeur nominale de 0,5 Euro ; le prix de souscription correspondant à la moyenne des cours des 20 dernières séances de bourse précédant le 11 mars 2003.

Ces options de souscription d'actions ont été attribuées à 2148 Bénéficiaires répondant aux conditions d'éligibilité telles que définies ci-avant.

Le 26 avril 2003, le Conseil d'Administration ALTRAN TECHNOLOGIES a pris acte de la démission de tous leurs mandats et fonctions au sein du groupe de Messieurs Frédéric Bonan et Alain Rougagnou, respectivement Directeur Général et Secrétaire Général (précédemment Directeur Financier).

Le chiffre d'affaires du premier trimestre 2003 publié le 20 mai 2003 s'établit au premier trimestre 2003 à 352,9 millions d'euros et montre la capacité de résistance du groupe à une conjoncture difficile. La contribution sur le 1er trimestre 2003 des acquisitions réalisées en 2002 est de 52,7 millions d'euros.

6 - AUTRES INFORMATIONS

Options de souscription

L'Assemblée Générale du 26 juin 1996 a autorisé le Conseil d'Administration à proposer des options de souscription d'actions aux salariés du groupe. Au cours de l'exercice 2002, 1.917.729 actions ont été souscrites au titre du plan qui venait a échéance. 97.200 options ont été exercées par les mandataires sociaux dont 79.200 par Monsieur Frédéric Bonan et 18.000 par Monsieur Jean-Michel Martin.
Aucun plan de souscription d'actions n'a été attribué aux salariés du groupe en 2002.

Etat de la participation des salariés

Au 31 décembre 2002, le fonds commun de placement d'entreprise de la société détenait 400.307 actions d'Altran Technologies correspondant à 0,43% de son capital.


ALTRAN
TECHNOLOGIES

Administration de la société

La société est administrée par un conseil d'administration dont les noms des membres et les fonctions exercées dans d'autres sociétés sont données en ci-après :

Alexis KNIAZEFF

• EN FRANCE

Président du Conseil d'Administration et Directeur Général de ALTRAN TECHNOLOGIES S.A.

Président Directeur Général de :

ATLANTIDE GERPI OUEST (Jusqu'au 12 novembre 2002, date de la transformation de la société en SAS)
ALTIOR S.A.

Administrateur de :

GERPI (Jusqu'au 12 novembre 2002, date de la transformation de la société en SAS)
LORE (Jusqu'au 12 novembre 2002, date de la transformation de la société en SAS)
SEGIME (Jusqu'au 12 novembre 2002, date de la transformation de la société en SAS)
ATLANTIDE (Jusqu'au 12 novembre 2002, date de la transformation de la société en SAS)
ACCARY LECHNER

Représentant permanent de ALTRAN TECHNOLOGIES S.A. au conseil d'Administration de :

AXIEM S.A.
GRENAT (Jusqu'au 12 novembre 2002, date de la transformation de la société en SAS)

Co-Gérant de :

AKHME S.A.R.L.
SOCIETE CIVILE IMMOBILIERE SOYER LA SAUSSAYE

• HORS DE FRANCE

Aministrateur de :

ALTRAN ESTUDIOS SERVICIOS Y PROYECTOS S.L. - Espagne (Jusqu'au 28 juin 2002)
SOFTWARE DE BASE S.A. - Espagne (Jusqu'au 28 juin 2002)

Hubert MARTIGNY

• EN FRANCE

Directeur Général Délégué de ALTRAN TECHNOLOGIES S.A.

Président Directeur Général de :

ALTRAN INFORMATION TECHNOLOGIES (Jusqu'au 13 novembre 2002, date de la transformation de la société en SAS)
ALTRAN SYSTEMES D'INFORMATION (Jusqu'au 13 novembre 2002, date de la transformation de la société en SAS)
SIVAN CONSULTING (Jusqu'au 12 novembre 2002, date de la transformation de la société en SAS)
AXIEM S.A.
EGP S.A.
IMMOBILIERE DARU SAINT HONORE IDS H S.A.
SALLE PLEYEL S.A.

Président de :

PIANOS D'EXCEPTION S.A.S

Président du Conseil de Surveillance de :

MANUFACTURE FRANÇAISE DE PIANOS

Administrateur de :

CIRIEL (Jusqu'au 30 décembre 2002, date de la transformation de la société en SAS)
GRENAT (Jusqu'au 12 novembre 2002, date de la transformation de la société en SAS)


ALTRAN
TECHNOLOGIES

Représentant permanent de ALTRAN TECHNOLOGIES au conseil d'Administration de :
P.S.I. S.A.
GENTECH S.A.

Co-Gérant de :
AKHME SARL

Gérant de :
HM Musiques SARL
HMP SARL
SOCIETE CIVILE LENOIR

• HORS DE FRANCE

Président de :
ALTRAN ESTUDIOS SERVICIOS Y PROYECTOS S.L. - Espagne (Jusqu'au 28 juin 2002)

Administrateur de :
SOFTWARE DE BASE S.A. - Espagne (Jusqu'au 28 juin 2002)

Michel FRIEDLANDER

• EN FRANCE

Directeur Général Délégué de ALTRAN TECHNOLOGIES S.A.

Président Directeur Général de :
CIRIEL (Jusqu'au 30 décembre 2002, date de la transformation de la société en SAS)
E.E.C. (Jusqu'au 15 janvier 2003, date de la transformation de la société en SAS)
E.G.T.M. (Jusqu'au 15 janvier 2003, date de la transformation de la société en SAS)
OSYS (Jusqu'au 14 novembre 2002, date de la transformation de la société en SAS)
SEGIME (Jusqu'au 12 novembre 2002, date de la transformation de la société en SAS)

Administrateur de :
ACTISYS (Jusqu'au 13 novembre 2002, date de la transformation de la société en SAS)
ADENA TECHNOLOGIES (Jusqu'au 13 novembre 2002, date de la transformation de la société en SAS)
ALPLOG (Jusqu'au 28 novembre 2002, date de la transformation de la société en SAS)
ALTAÏR TECHNOLOGIES (Jusqu'au 12 novembre 2002, date de la transformation de la société en SAS)
ALTRAN INFORMATION TECHNOLOGIES (Jusqu'au 13 novembre 2002, date de la transformation de la société en SAS)

Représentant permanent de ALTRAN TECHNOLOGIES au conseil d'Administration de :
IDEFI (Jusqu'au 14 novembre 2002, date de la transformation de la société en SAS)
LORE (Jusqu'au 12 novembre 2002, date de la transformation de la société en SAS)

Gérant de :
SOCIETE CIVILE DE PLACEMENTS BMF FI

• HORS DE FRANCE

Administrateur de :
CONSULTING INFORMATICO NORMA, S.A. (Espagne)
ALTRAN LUXEMBOURG S.A. (Luxembourg)



Frédéric BONAN

Le 26 avril 2003, le Conseil d'Administration a pris acte de la démission de Monsieur BONAN, de tous ses mandats et fonctions au sein du groupe.

• FRANCE

Directeur Général Délégué de ALTRAN TECHNOLOGIES S.A. (jusqu'au 18 avril 2003)

Président Directeur Général de :
- DP CONSULTING (Jusqu'au 14 novembre 2002, date de la transformation de la société en SAS)
- EXCELLIA
- LORE (Jusqu'au 12 novembre 2002, date de la transformation de la société en SAS)
- ORTHODROME (Jusqu'au 12 novembre 2002, date de la transformation de la société en SAS)

Administrateur de :
- ACTISYS (Jusqu'au 13 novembre 2002, date de la transformation de la société en SAS)
- ALTRAN SYSTEMES D'INFORMATION (Jusqu'au 13 novembre 2002, date de la transformation de la société en SAS)
- ARIANE INGENIERIE S.A.
- EDIFIS
- E.G.T.M.(Jusqu'au 15 janvier 2003, date de la transformation de la société en SAS)
- SIVAN CONSULTING (Jusqu'au 12 novembre 2002, date de la transformation de la société en SAS)

Représentant permanent de ALTRAN SYSTEMES D'INFORMATION au conseil d'Administration de :
- P.S.I. S.A.
- IDEFI (Jusqu'au 14 novembre 2002, date de la transformation de la société en SAS)

Gérant de :
- IMMOBILIERE MONCEAU

Gérant de :
- SOCIETE CIVILE IMMOBILIERE DE LOCATION ACCEPT FB
- SOCIETE CIVILE DE PLACEMENTS I F B -FI

• HORS DE FRANCE

Président de :
- ALTRAN EUROPE S.A. (Belgique)
- DP EUROPE S.C.R.L. (Belgique)
- SOFTWARE DE BASE, S.A. - Espagne (Jusqu'au 28 juin 2002)
- STE CONSULTING, S.A. - Espagne (Jusqu'au 27juin 2002)
- ORGANIZZAZIONE & INFORMATICA S.p.A. (Italie)
- CEDATI S.p.A. (Italie)
- ALTRAN CONSULTING SYSTEMS, Inc. (U.S.A.)
- ALTRAN USA HOLDINGS, Inc. (U.S.A.)
- ALTRAN USA, Inc. (U.S.A.)
- ARTHUR D. LITTLE NORTH AMERICA, Inc. (U.S.A.)
- ALTRAN SCANDINAVIA AB (Suède)

Gérant de :
- Altran Beteilligungs Gmbh (Allemagne)
- Altran Technologies Gmbh (Allemagne)
- Berata Gmbh (Allemagne)
- Altran Beteilligungs Gmbh (Autriche)
- Altran Estudios Servicios Y proyectos S.L. - Espagne (Jusqu'au 28 juin 2002)
- ADVANCED SYSTEMS PROJECTS S.p.A. (Italie)
- ALTRAN ITALIA SRL (Italie)
- ALTRAN TECHNOLOGIES LUXEMBOURG SARL (Luxembourg)

LORE LUXEMBOURG S.à.r.l. (Luxembourg)
ALTRANPORTUGAL S.G.P.S. Ltda. (Portugal)

Administrateur de :
ALTRAN BELGIUM S.A. (Belgique)
CONSULTING INFORMATICO NORMA, S.A. (Espagne)
STRATEGY CONSULTORS C.P.O.E., S.L. (Espagne)
ALTRAN LUXEMBOURG S.A. (Luxembourg)
D1B2 S.A. - Suisse(Jusqu'au 24 septembre 2002)

Director de :
ALTRAN CRITICAL SYSTEMS LIMITED (Royaume Uni)
ALTRAN TECHNOLOGIES UK LIMITED (Royaume Uni)
ALTRAN UK LIMITED (Royaume Uni)
BROOMCO (1750) Limited (Royaume Uni)
DP CONSULTING SERVICES LIMITED (Royaume Uni)
HIGH INTEGRITY SYSTEMS LIMITED (Royaume Uni)
INTERNATIONAL BUSINESS DEVELOPMENT Ltd (Royaume Uni)
PRAXIS CRITICAL SYSTEMS LIMITED (Royaume Uni)
YSIDRO LIMITED (Royaume Uni)
ALTRAN IRELAND LIMITED (Irlande)
ALTRAN INTERNATIONAL B.V. (Hollande)
ALTRAN NETHERLANDS B.V. (Hollande)
ALTRAN HOLDINGS (SINGAPORE) PTE. LTD. (Singapour)
ALTRAN TECHNOLOGIES SINGAPORE PTE. LTD. (Singapour)
NEWENG CONSULTING AB (Suède)

Jean-Michel MARTIN

• **FRANCE**

Administrateur de ALTRAN TECHNOLOGIES S.A.

Président Directeur Général de :
GERPI (Jusqu'au 12 novembre 2002 date de la transformation de la société en SAS)
GRENAT (Jusqu'au 12 novembre 2002 date de la transformation de la société en SAS)
IDEFI (Jusqu'au 14 novembre 2002 date de la transformation de la société en SAS)

Administrateur de :
ALTRAN INFORMATION TECHNOLOGIES (Jusqu'au 13 novembre 2002 date de la transformation de la société en SAS)
ATLANTIDE GERPI OUEST (Jusqu'au 12 novembre 2002 date de la transformation de la société en SAS)
ATLANTIDE (Jusqu'au 12 novembre 2002 date de la transformation de la société en SAS)
T.MIS (Jusqu'au 14 novembre 2002 date de la transformation de la société en SAS)
ALTIOR S.A.

Gérant de :
APOLOG S.A.R.L.
C.G.S. EXECUTIVE SEARCH S.A.R.L.

Annie KNIAZEFF

Administrateur de ALTRAN TECHNOLOGIES S.A. jusqu'au 30 septembre 2002

Gérante de :
GENEPI SARL
G.I

Florian MARTIGNY

Administrateur de ALTRAN TECHNOLOGIES S.A. jusqu'au 30 septembre 2002


ALTRAN
TECHNOLOGIES

Rémunération des mandataires sociaux

Les rémunérations versées par le Groupe aux mandataires sociaux (salaires et avantages en nature) se sont élevées en 2002 à 3.491.346 euros.

Le montant brut versé à chacun des mandataires sociaux est :

KNIAZEFF	Alexis	796 045 €
MARTIGNY	Hubert	796 045 €
FRIEDLANDER	Michel	757 318 €
BONAN	Frédéric	787 845 €
MARTIN	Jean-Michel	354 093 €
	Total	3 491 346 €

Assemblée générale

Nous soumettons à votre approbation les résolutions suivantes destinées à doter votre Conseil d'Administration des autorisations lui permettant, le cas échéant, de procéder par ses seules décisions, à diverses opérations financières emportant émissions de titre d'emprunt, ainsi que toute émission de toute valeur mobilière donnant accès immédiatement ou à terme au capital de votre société avec maintien et/ou suppression du droit préférentiel de souscription.
Nous vous proposons également de conférer au Conseil d'Administration la possibilité d'utiliser ces autorisations en cours d'offre publique.

Il vous sera également demandé de vous prononcer sur une autorisation consentie au Conseil d'Administration de procéder au rachat des actions de la société et à réduire corrélativement le capital par voie d'annulation des actions ainsi acquises.

En outre, nous vous proposons de procéder à la nomination d'administrateurs indépendants et de modifier les statuts afin de permettre au Conseil d'Administration de créer des Comités d'Etudes et ce afin de se conformer aux standards actuels de gouvernement d'entreprise d'une société cotée.

Nous soumettons également à votre assemblée les modifications statutaires précisant les modalités d'accès aux Assemblées Générales d'Actionnaires et d'identification des actionnaires non résidents et ce conformément au décret n° 2002-803 du 3 mai 2002 pris en application de la loi NRE du 15 mai 2001.

7 - IDENTITÉ DES ACTIONNAIRES DÉTENANT PLUS DE 5% DU CAPITAL

	% du capital	% des droits de votes
M. Alexis Kniazeff	10,75	16,79
M.Hubert Martigny	10,75	16,79
Altran Directors Fund	8,76	10,64

8 - PROPOSITION D'AFFECTATION DU RÉSULTAT

Nous vous proposons d'affecter le résultat de l'exercice 2002 :

Résultat de l'exercice	3 548 254 €
Dotation à la réserve légale	95 887 €
Solde affecté au report à nouveau	3 452 367 €


ALTRAN
TECHNOLOGIES

Compte tenu des résultats de l'exercice 2002, il n'est pas proposé de distribution de dividendes.

Nous vous rappelons que les dividendes distribués au titre des trois derniers exercices sont les suivants :

Exercice	Dividende net global	Avoir fiscal global	Revenu global
2001	18.343.280 €	9.171.640 €	27.514.920 €
2000	12.606.418 €	6.303.209 €	18.909.627 €
1999	9.609.180 €	4.804.590 €	14.413.770 €

9 - COMPLÉMENTS AU RAPPORT DU CONSEIL D'ADMINISTRATION

Evolutions récentes

Le 24 juin 2003, le Conseil d'Administration de la Société a voté l'attribution de 314 980 options de souscriptions en faveur de membres du personnel et parmi les dirigeants mandataires sociaux de la Société ou de sociétés dont 10% au moins du capital sont détenus directement ou indirectement par la Société ou des sociétés détenant directement ou indirectement au moins 10% du capital de la Société (les "Bénéficiaires").

Ces options pourront être levées et les actions correspondantes souscrites à compter du 25 juin 2007 jusqu'au 24 juin 2008 *si le bénéficiaire est toujours salarié du groupe Altran à cette même date.*, au prix de 7,18 Euros l'action d'une valeur nominale de 0,5 Euro ; le prix de souscription correspondant à la moyenne des cours des 20 dernières séances de bourse précédant le 24 juin 2003. Ces options de souscription ont été attribuées à 214 Bénéficiaires répondant aux conditions d'éligibilité telles que définies ci-avant.

A la suite de la révocation de leurs mandats respectifs, deux anciens dirigeants d'une filiale du groupe (Altiam), acquise au cours de l'année 2002, ont assigné la société Altran Technologies devant le tribunal de commerce et lui réclament une somme de 13,8 millions d'euros, à titre de dommages et intérêts. Cette demande est fondée sur la perte de chance de percevoir l'earn out sur la période restant à courir. La société Altran Technologies a pour sa part assigné ces deux anciens dirigeants devant le tribunal de commerce pour dol lors de la cession des actions de la filiale, et sollicite la restitution du prix payé lors de l'acquisition de la filiale et le paiement de dommages et intérêts. Les demandes formées par la société Altran Technologies s'élèvent, en l'état, à 6 millions d'euros.

Le litige, intervenu après la clôture des comptes 2002 n'a pas fait l'objet d'une provision dans les comptes arrêtés au 31 décembre 2002. Il sera examiné lors du processus de clôture des comptes au 30 juin 2003, si ce litige doit faire ou non l'objet d'une provision.

Répartition du Chiffre d'Affaires et des effectifs par pays.

Pays	2000		2001 proforma		2002	
	Chiffre d'affaires	Effectifs	Chiffre d'affaires	Effectifs	Chiffre d'affaires	Effectifs
Portugal	25,6	260	17,9	264	18,6	261
Royaume-Uni	30,6	273	49,2	392	86,5	821
Benelux	76,0	701	100,9	901	98,6	974
Suède	5,3	38	13,4	139	21,5	195
Asie	nd	nd	0,0	6	12,8	71
Allemagne	30,2	409	41,2	596	105,7	881
Autriche	2,3	52	6,1	52	8,8	77
Italie	72,2	1 296	116,8	1 775	123,1	1 960
Suisse	27,4	304	44,3	368	55,0	426
France	532,5	7 947	685,1	9 084	660,1	9 053
Espagne	63,6	1 475	97,4	2 672	118,4	2 550
Brésil	23,4	187	47,6	316	24,3	319
Etats Unis	6,5	108	31,9	246	39,5	254
Autres	4,6	-	-	-	-	-
Total	900,2	13 050	1 251,8	16 811	1 372,9	17 842


ALTRAN
TECHNOLOGIES



Ordre du jour

A TITRE ORDINAIRE

1. Approbation des rapports du Conseil d'Administration et des Commissaires aux comptes, et des comptes sociaux de l'exercice clos le 31 décembre 2002 ;
2. Approbation des rapports du Conseil d'Administration et des Commissaires aux comptes, et des comptes consolidés de l'exercice clos le 31 décembre 2002 ;
3. Affectation du résultat de l'exercice ;
4. Approbation des conventions des articles L. 225-38 et L. 225-40 du Code de commerce visées par le rapport spécial des Commissaires aux comptes ;
5. Nomination d'un administrateur ;
6. Nomination d'un administrateur ;
7. Nomination d'un administrateur ;
8. Renouvellement du mandat d'un administrateur ;
9. Autorisation à donner au Conseil d'Administration en vue de l'achat par la Société de ses propres titres ;
10. Etat de l'actionnariat salarié ;
11. Autorisation au Conseil d'Administration d'émettre des obligations et autres titres conférant un même droit de créance sur la Société ;

A TITRE EXTRAORDINAIRE

12. Autorisation à donner au Conseil d'Administration à l'effet de réduire le capital social par voie d'annulation d'actions ;
13. Délégation au Conseil d'Administration pour augmenter le capital social par émission d'actions et de valeurs mobilières donnant accès immédiatement et/ ou à terme au capital de la Société, avec maintien du droit préférentiel de souscription ;

14. Délégation au Conseil d'Administration pour augmenter le capital social par émission d'actions et de valeurs mobilières donnant accès immédiatement et/ou à terme au capital de la Société, avec suppression du droit préférentiel de souscription ;

15. Délégation au Conseil d'Administration pour augmenter le capital social par incorporation de réserves, bénéfices ou primes ;

16. Autorisation à donner au Conseil d'Administration de faire usage des autorisations d'augmenter le capital social en période d'OPA ou d'OPE sur les titres de la Société ;

17. Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social par émission avec suppression du droit préférentiel de souscription d'actions à l'effet de rémunérer des titres apportés dans une offre publique d'échange ;

18. Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social par émission avec suppression du droit préférentiel de souscription d'actions à l'effet de rémunérer en titres des opérations de croissance externe ;

19. Délégation au conseil d'Administration afin de consentir des options de souscription ou d'achat d'actions ;

20. Autorisation à donner au Conseil d'Administration de procéder à des augmentations de capital réservées aux salariés de la Société et des sociétés du groupe adhérant au plan d'épargne dans les conditions prévues par l'article L. 443-5 du Code du travail ;

21. Modification de l'Autorisation donnée par l'Assemblée Générale mixte du 17 juin 1999 au Conseil d'Administration de consentir des options de souscription d'actions, à l'effet de prolonger le délai d'exercice des options ;

22. Modification de l'article 7 des statuts ;

23. Modification de l'article 11 des statuts ;

24. Modification de l'article 13 des statuts ;

25. Modification de l'article 17 des statuts.


ALTRAN
TECHNOLOGIES

PARTIE ORDINAIRE

PREMIÈRE RÉSOLUTION

(Cette résolution a pour objet l'approbation des rapports et comptes sociaux de l'exercice 2002)

L'Assemblée Générale, connaissance prise du rapport de gestion du Conseil d'Administration et du rapport général des Commissaires aux comptes sur les comptes de l'exercice clos le 31 décembre 2002, approuve l'ensemble de ces comptes, à savoir le bilan, le compte de résultat et l'annexe arrêtés au 31 décembre 2002, tels qu'ils lui ont été présentés, ainsi que les opérations traduites dans ces comptes et résumées dans ces rapports.

Cette résolution, mise aux voix, est adoptée par 59.621.221 voix pour, 16.163 voix contre et 3.935 Abstention.

DEUXIÈME RÉSOLUTION

(Cette résolution a pour objet l'approbation des rapports et comptes consolidés de l'exercice 2002)

L'Assemblée Générale, connaissance prise du rapport de gestion du groupe inclus dans le rapport de gestion du Conseil d'Administration et du rapport des Commissaires aux comptes sur les comptes consolidés de l'exercice clos le 31 décembre 2002, approuve les comptes consolidés dudit exercice tels qu'ils lui ont été présentés, ainsi que les opérations traduites dans ces comptes et résumées dans ces rapports.

Cette résolution, mise aux voix, est adoptée par 59.621.231 voix pour, 16.163 voix contre et 3.925 Abstention.

TROISIÈME RÉSOLUTION

(Cette résolution a pour objet de statuer sur l'affectation du résultat de l'exercice 2002)

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales ordinaires, approuve la proposition du Conseil d'Administration, et après avoir constaté que les comptes de l'exercice clos le 31 décembre 2002 font apparaître un bénéfice de 3 548 254 euros, décide d'affecter comme suit ce bénéfice :
Dotation à la réserve légale : 95 887 euros
Solde affecté au "report à nouveau" : 3 452 367 euros

Conformément à la loi, l'Assemblée Générale constate que le montant des dividendes mis en distribution au titre des trois derniers exercices et les avoirs fiscaux y afférents ont été les suivants :

Cette résolution, mise aux voix, est adoptée par 59.611.499 voix pour, 26.303 voix contre et 3.517 Abstention.

Exercice	Dividende net global	Avoir fiscal global	Revenu global
2001	18.343.280,4 €	9.171.640,2 €	27.514.920,6 €
2000	12.606.418 €	6.303.209 €	18.909.627 €
1999	9.609.180 €	4.804.590 €	14.413.770 €


ALTRAN
TECHNOLOGIES

QUATRIÈME RÉSOLUTION

(Cette résolution a pour objet d'approuver les conventions réglementées conclues par la Société et présentées dans le rapport spécial des commissaires aux comptes)

L'Assemblée Générale, après avoir entendu la lecture du rapport spécial des Commissaires aux comptes prévu à l'article L.225-40 du Code de commerce sur les conventions visées aux articles L. 225-38 et suivants du Code de commerce et statuant sur ce rapport, approuve les conventions visées par celui-ci en toutes ses parties.

Cette résolution, mise aux voix, est adoptée par 59.625.042 voix pour, 883 voix contre et 15.394 Abstention.

CINQUIÈME RÉSOLUTION

(Cette résolution a pour objet de procéder à la nomination d'un administrateur)

L'Assemblée Générale nomme Monsieur Jean-Louis Andreu en qualité de nouvel administrateur pour une durée de six années qui prendra fin à l'issue de la réunion de l'Assemblée Générale Ordinaire des actionnaires devant se tenir en 2009 et qui sera appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2008.

Monsieur Jean-Louis Andreu a fait savoir qu'il accepterait ce mandat s'il venait à lui être confié et qu'il n'exerçait aucune fonction et n'était frappé d'aucune mesure susceptible de lui en interdire l'exercice.

Cette résolution, mise aux voix, est adoptée par 59.618.925 voix pour, 5.257 voix contre et 17.137 Abstention.

SIXIÈME RÉSOLUTION

(Cette résolution a pour objet de procéder à la nomination d'un administrateur)

L'Assemblée Générale nomme Monsieur Yann Duchesne en qualité de nouvel administrateur pour une durée de six années qui prendra fin à l'issue de la réunion de l'Assemblée Générale Ordinaire des actionnaires devant se tenir en 2009 et qui sera appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2008.

Monsieur Yann Duchesne a fait savoir qu'il accepterait ce mandat s'il venait à lui être confié et qu'il n'exerçait aucune fonction et n'était frappé d'aucune mesure susceptible de lui en interdire l'exercice.

Cette résolution, mise aux voix, est adoptée par 59.599.890 voix pour, 25.878 voix contre et 15.551Abstention.


ALTRAN
TECHNOLOGIES

SEPTIÈME RÉSOLUTION

(Cette résolution a pour objet de procéder à la nomination d'un administrateur)

L'Assemblée Générale nomme Madame Guylaine Saucier en qualité de nouvel administrateur pour une durée de six années qui prendra fin à l'issue de la réunion de l'Assemblée Générale Ordinaire des actionnaires devant se tenir en 2009 et qui sera appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2008.

Madame Guylaine Saucier a fait savoir qu'elle accepterait ce mandat s'il venait à lui être confié et qu'elle n'exerçait aucune fonction et n'était frappée d'aucune mesure susceptible de lui en interdire l'exercice.

Cette résolution, mise aux voix, est adoptée par 59.618.501 voix pour, 5.356 voix contre et 17.462 Abstention.

HUITIÈME RÉSOLUTION

(Cette résolution a pour objet de procéder au renouvellement du mandat d'un administrateur)

L'Assemblée Générale renouvelle pour une durée de six années le mandat d'administrateur de Monsieur Alexis KNIAZEFF. Ce mandat prendra fin lors de l'Assemblée Générale devant se tenir en 2009 et qui sera appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2008.

Cette résolution, mise aux voix, est adoptée par 59.622.870 voix pour, 4.437 voix contre et 14.012 Abstention.

NEUVIÈME RÉSOLUTION

(Cette résolution a pour objet d'autoriser le Conseil d'Administration en vue de l'achat par la Société de ses propres titres)

L'Assemblée Générale, sur proposition du Conseil d'Administration annule l'autorisation de rachat par la Société ALTRAN Technologies SA de ses propres titres en application des articles L.225-209 et suivants du Code de commerce, donnée à la Société par l'Assemblée Générale mixte du 18 juin 2002.

L'Assemblée Générale, connaissance prise du rapport du Conseil d'Administration, autorise le Conseil d'Administration, postérieurement à la diffusion d'une note d'information visée par la Commission des Opérations de Bourse et comprenant une hiérarchisation du programme de rachat, à acheter les actions de la Société, conformément aux dispositions des articles L.225-209 et suivants du Code de commerce dans la limite de 10 % du capital social. Il est précisé que cette limite de 10% s'applique à un montant du capital de la Société qui sera, le cas échéant, ajusté pour prendre en compte les opérations affectant le capital social postérieurement à la présente Assemblée Générale, les acquisitions réalisées par la Société ne pouvant en aucun cas l'amener à détenir plus de 10% du capital social.
L'acquisition, la cession et le transfert de ces actions pourront être effectués à tout moment et par tous moyens (y compris en période d'offres publiques), y compris par l'utilisation d'instruments financiers dérivés, et notamment toutes opérations optionnelles.

Le prix maximum d'achat est fixé à 65 euros et le prix minimum de vente à 5 euros.

En cas d'augmentation de capital par incorporation de réserves et attribution d'actions gratuites, ainsi qu'en cas de division ou de regroupement des titres, les prix indiqués ci-dessus seront ajustés par un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital avant l'opération et ce nombre après l'opération.

La part maximale du capital pouvant être achetée ne pourra excéder 10 % du capital social.

Les acquisitions d'actions pourront être effectuées en vue de :

- optimiser la gestion patrimoniale et financière de la Société ;
- en fonction des situations de marché, de régulariser le cours de bourse de l'action de la Société par intervention systématique en contre-tendance ;
- consentir des options d'achat d'actions aux salariés et mandataires sociaux de la Société et /ou de son groupe, ou leur proposer d'acquérir des actions dans les conditions prévues aux articles L.443-1 et suivants du Code du travail, au troisième alinéa de l'article L. 225-209 et par l'article L. 225-177 du Code de commerce ;
- attribuer les titres dans le cadre de la participation des salariés aux fruits de l'expansion ;
- remettre les titres en paiement ou en échange, notamment dans le cadre d'opérations de croissance externe ou dans le cadre d'une politique de gestion patrimoniale et financière ;
- livrer les actions à l'occasion de l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière, à l'attribution d'actions de la Société ;
- leur annulation dans le cadre de la douzième résolution soumise à la présente Assemblée Ordinaire et Extraordinaire ;
- permettre la sortie d'un ou plusieurs actionnaires.

L'assemblée autorise également le Conseil d'Administration en fonction des situations de marché, pour régulariser le cours de bourse, à acquérir les actions de la Société dans la limite de 0,5% du capital de la Société. Dans cette hypothèse, la Société sera dispensée d'établir une note d'information soumise au visa de la Commission des Opérations de Bourse. La Société devra néanmoins diffuser un communiqué contenant toutes les informations prévues pour la note d'information au plus tard le jour du lancement effectif du programme.

Cette autorisation expirera à l'issue de l'Assemblée Générale appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2003.
A cet effet, tous pouvoirs sont conférés au Conseil d'Administration pour décider la mise en œuvre de la présente autorisation et en fixer les modalités, lequel pourra les déléguer, afin de passer tous les ordres en Bourse, conclure tous accords en vue, notamment, de la tenue des registres des achats et ventes d'actions, effectuer toutes déclarations auprès de la Commission des Opérations de Bourse et tous autres organismes, remplir toutes autres formalités et d'une manière générale, faire tout ce qui sera nécessaire.

Cette résolution, mise aux voix, est adoptée par 59.577.728 voix pour, 60.931 voix contre et 2.660 Abstention.

DIXIÈME RÉSOLUTION

(Cette résolution a pour objet de prendre acte des obligations à remplir au niveau de l'actionnariat salarié)

L'Assemblée Générale, après avoir pris connaissance du rapport du Conseil d'Administration, prend acte de ce que les actions détenues par le personnel de la Société et par le personnel des sociétés qui lui sont liées au sens de l'article L. 225-180 du Code de commerce, représentent plus de 3 % du capital social de la Société et qu'il y a lieu, en conséquence, de statuer en Assemblée Générale Extraordinaire en application des dispositions de l'article L. 225-23 du Code de commerce.

Cette résolution, mise aux voix, est adoptée par 59.613.052 voix pour, 4.350 voix contre et 23.917 Abstention.

ONZIÈME RÉSOLUTION

(Cette résolution a pour objet d'autoriser le Conseil d'Administration à émettre des obligations et autres titres assimilés ou d'autres titres conférant un même droit de créance sur la société)

L'Assemblée Générale, après avoir pris connaissance du rapport du Conseil d'Administration autorise le Conseil d'Administration à émettre, en une ou plusieurs fois, sur ses seules délibérations, en France, à l'étranger et/ou sur le marché international par appel public à l'épargne ou placement privé, le cas échéant dans le cadre d'un programme d'Euro Medium-Term Notes (EMTN), aux dates et conditions qu'il jugera convenables et dans le délai de 26 mois à compter du jour de la présente Assemblée, des obligations ou des titres assimilés, notamment des titres subordonnés, à durée déterminée ou indéterminée, ou tous autres titres conférant dans une même émission un même droit de créance sur la Société, et assortis ou non de bons donnant droit à l'attribution, à l'acquisition ou à la souscription d'obligations, de titres assimilés ou d'autres titres ou valeurs mobilières conférant un tel droit de créance sur la Société.

L'Assemblée Générale décide que le montant nominal maximal pour lequel pourra être libellé l'ensemble des titres à émettre mentionnés ci-dessus, ne pourra excéder 400 millions d'euros, ou la contrevaleur à la date de la décision d'émission de ce montant en devises étrangères à l'euro ou en toutes autres unités monétaires établies par référence à plusieurs devises, étant précisé que ce montant nominal maximum s'appliquera globalement aux obligations ou titres assimilés ainsi qu'aux autres titres de créance émis immédiatement ou en suite de l'exercice de bons, mais que ce même montant ne comprendrait pas la ou les primes de remboursement, s'il en était prévu. Les titres de créance négociables au sens des articles L. 213-1 à L. 213-4 du Code monétaire et financier, ne sont pas visés par la présente autorisation.

L'Assemblée confère tous pouvoirs au Conseil d'Administration, avec faculté de subdéléguer dans les conditions prévues par la loi, à l'effet de :

- procéder aux dites émissions dans la limite ci-dessus fixée, en déterminer la date, la nature, les montants et monnaie d'émission ;
- arrêter les caractéristiques des titres à émettre, et notamment leur valeur nominale et leur date de jouissance, leur prix d'émission, le cas échéant avec prime, leur taux d'intérêt, fixe et/ou variable ou à coupon zéro, et sa date de paiement, ou en cas de titres à taux variable, les modalités de détermination de leur taux d'intérêt, ou encore les conditions de capitalisation de l'intérêt ;
- fixer, en fonction des conditions du marché, les modalités d'amortissement et/ou de remboursement anticipé des titres émis, le cas échéant, avec une prime fixe ou variable, ou même de rachat par la Société ;
- s'il y a lieu, décider de conférer une garantie ou des sûretés aux titres à émettre, et en arrêter la nature et les caractéristiques ;
- et prévoir, le cas échéant, le remboursement des titres émis par remise d'actifs de la Société ;
- d'une manière générale, arrêter l'ensemble des modalités de chacune des émissions, passer toutes conventions, conclure tous accords avec toutes banques et tous organismes, prendre toutes dispositions et remplir toutes les formalités requises, et généralement, faire tout ce qui sera nécessaire.

Cette résolution, mise aux voix, est adoptée par 59.531.577 voix pour, 107.386 voix contre et 2.356 Abstention.


ALTRAN
TECHNOLOGIES

A TITRE EXTRAORDINAIRE

DOUZIÈME RÉSOLUTION

(Autorisation à donner au Conseil d'Administration à l'effet de réduire le capital social par voie d'annulation d'actions)

Cette résolution a pour objet d'autoriser le Conseil d'Administration à annuler, le cas échéant, par période de 24 mois et dans la limite de 10% du capital social les actions achetées dans le cadre des programmes de rachat d'actions.

L'Assemblée Générale, statuant aux règles de quorum et de majorité requises pour les Assemblées Générales Extraordinaires, connaissance prise du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux comptes et sous réserve de l'adoption de la neuvième résolution de la présente assemblée, autorise le Conseil d'Administration, conformément à l'article L. 225-209 du Code de commerce, à annuler, sur ses seules décisions, en une ou plusieurs fois, par période de 24 mois à compter de la présente assemblée dans la limite maximum de 10% du montant du capital, les actions acquises par la Société et à procéder à due concurrence à une réduction du capital social.

L'Assemblée Générale confère tous pouvoirs au Conseil d'Administration, avec la faculté de subdéléguer, à l'effet d'accomplir tous actes, formalités ou déclarations en vue de rendre définitives les réductions de capital qui pourraient être réalisées en vertu de la présente autorisation et à l'effet de modifier les statuts de la Société.

Cette résolution, mise aux voix, est adoptée par 59.613.260 voix pour, 27.721 voix contre et 337 Abstention.

TREIZIÈME RÉSOLUTION

(Cette résolution a pour objet d'autoriser le Conseil d'Administration à augmenter le capital social par émission d'actions et de valeurs mobilières donnant accès immédiatement ou à terme au capital de la Société, avec maintien du droit préférentiel de souscription)

L'Assemblée Générale, après avoir pris connaissance du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux comptes et conformément aux dispositions du Code de commerce et notamment à celles de son article L. 225-129-III :

- décide d'annuler les délégations consenties par l'Assemblée Générale Mixte du 18 juin 2002, notamment dans ses treizième, quatorzième, quinzième, seizième et dix-septième résolutions ;

- délègue au Conseil d'Administration, pour une durée de vingt-six (26) mois à compter de la présente Assemblée, les pouvoirs nécessaires à l'effet de procéder sur ses seules délibérations, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera, tant en France qu'à l'étranger, à l'émission en euros ou en monnaie étrangère, d'actions de la Société ainsi que de toutes valeurs mobilières de quelque nature que ce soit, donnant accès, immédiatement et /ou à terme, à des actions de la Société avec ou sans primes ;

- décide que le montant des augmentations de capital social susceptibles d'être réalisées immédiatement et /ou à terme en vertu de la présente délégation, ne pourra être supérieur à 15 millions d'euros de nominal, montant auquel s'ajoutera, le cas échéant, le montant nominal des actions supplémentaires à émettre pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant droit à des actions ;

• décide, en outre, que le montant nominal des titres d'emprunt susceptibles d'être émis en vertu de la délégation susvisée, ne pourra être supérieur à 400 millions d'euros ou à la contre-valeur de ce montant en cas d'émission en monnaie étrangère, étant précisé (1) que ce montant est indépendant du montant des obligations et autres titres de créances susceptibles d'être émis en application de la onzième résolution de la présente assemblée et (2) que le montant des augmentations de capital susceptibles d'être réalisées en vertu de ces émissions de valeurs mobilières représentatives de créances s'imputera sur le montant nominal maximum de 15 millions d'euros visé ci-dessus.

• décide qu'en cas d'offre de souscription, les actionnaires bénéficieront dans les conditions prévues par la loi, d'un droit préférentiel de souscription à titre irréductible aux valeurs mobilières qui pourront être émises en vertu de la présente délégation. En outre, le Conseil d'Administration aura la faculté de conférer aux actionnaires, dans les conditions prévues par la loi, le droit de souscrire à titre réductible un nombre de valeurs mobilières supérieur à celui qu'ils pourraient souscrire à titre irréductible ;

• décide que si les souscriptions à titre irréductible et, le cas échéant, à titre réductible, n'ont pas absorbé la totalité d'une émission d'actions ou de valeurs mobilières telles que définies ci-dessus, le Conseil pourra utiliser, dans l'ordre qu'il estimera opportun, l'une ou l'autre des facultés ci-après :
- limiter, le cas échéant, l'émission au montant des souscriptions sous la condition que celui-ci atteigne les trois-quarts au moins de l'émission décidée,
- répartir librement tout ou partie des titres non souscrits,
- offrir au public, sur le marché français ou international, tout ou partie des valeurs mobilières non souscrites,

constate que la délégation susvisée emporte de plein droit au profit des porteurs de valeurs mobilières donnant accès à terme à des actions de la Société, autres que les obligations convertibles en actions et les bons de souscription d'actions, susceptibles d'être émises en vertu de la présente obligation, renonciation des actionnaires à leur droit préférentiel de souscription aux actions auxquelles ces valeurs mobilières donnent droit ;

• constate que la délégation susvisée comporte renonciation expresse des actionnaires à leur droit préférentiel de souscription aux actions de la Société auxquelles pourront donner droit les obligations convertibles en actions et les bons de souscription d'actions émis en vertu de la présente délégation ;

• décide que la somme revenant ou devant revenir à la Société pour chacune des actions émises dans le cadre de la délégation susvisée, sera au moins égale à la valeur nominale des actions ;

• décide que le Conseil d'Administration aura tous pouvoirs avec faculté de subdélégation à son président, dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation, à l'effet notamment :
- de déterminer les dates et modalités des émissions ainsi que la forme et les caractéristiques des valeurs mobilières à créer,
- d'arrêter les prix et conditions des émissions, de fixer les montants à émettre, de fixer la date de jouissance, même rétroactive, des titres à émettre, de déterminer le mode de libération des actions ou autres titres émis et, le cas échéant, de prévoir les conditions de leur rachat en Bourse, la possibilité de suspension de l'exercice des droits d'attribution d'actions attachés aux valeurs mobilières à émettre pendant un délai qui ne pourra pas excéder trois mois, de fixer les modalités suivant lesquelles sera assurée la préservation des droits des titulaires de valeurs mobilières donnant à terme accès au capital social et ce en conformité avec les dispositions légales et réglementaires. En outre, le Conseil ou son Président pourra procéder, le cas échéant, à toutes imputations sur la ou les primes d'émission et notamment celle des frais entraînés par la réalisation des émissions, et prendre généralement

toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin des émissions envisagées et constater la ou les augmentations de capital résultant de toute émission réalisée par l'usage de la présente délégation et modifier corrélativement les statuts.
En cas d'émission de titres d'emprunt, le Conseil d'Administration aura tous pouvoirs, avec faculté de subdélégation au Président, notamment pour décider de leur caractère subordonné ou non, fixer leur taux d'intérêt, leur durée, le prix de remboursement fixe ou variable avec ou sans prime, les modalités d'amortissement en fonction des conditions du marché et les conditions dans lesquelles ces titres donneront droit à des actions de la Société ;

- décide que la présente délégation prive d'effet toute délégation antérieure relative à l'émission immédiate et /ou à terme d'actions de la Société avec maintien du droit préférentiel de souscription.

Cette résolution, mise aux voix, est adoptée par 59.587.811 voix pour, 52.568 voix contre et 939 Abstention.

QUATORZIÈME RÉSOLUTION

(Cette résolution a pour objet d'autoriser le Conseil d'Administration à augmenter le capital social par émission d'actions et de valeurs mobilières donnant accès immédiatement ou à terme au capital de la société, avec suppression du droit préférentiel de souscription)

L'Assemblée Générale, après avoir pris connaissance du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux comptes et conformément aux dispositions de l'alinéa 3 de l'article L. 225-129-III du Code de commerce :

- délègue au Conseil d'Administration les pouvoirs nécessaires à l'effet de procéder sur ses seules délibérations par voie d'appel public à l'épargne, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera, tant en France qu'à l'étranger, à l'émission en euros ou en monnaie étrangère, d'actions de la Société ainsi que de toutes valeurs mobilières de quelque nature que ce soit, donnant accès, immédiatement et /ou à terme, à des actions de la Société ;

- décide que le plafond des augmentations de capital social susceptibles d'être réalisées immédiatement et /ou à terme en vertu de la présente délégation est commun au plafond de 15 millions d'euros fixé par la précédente résolution, montant auquel s'ajoutera, le cas échéant, le montant nominal des actions supplémentaires à émettre pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant droit à des actions ;

- décide, en outre, que le montant nominal des titres d'emprunt susceptibles d'être émis en vertu de la délégation susvisée, ne pourra être supérieur à 400 millions d'euros ou à la contre-valeur de ce montant en cas d'émission en monnaie étrangère, étant précisé (1) que ce montant est indépendant du montant des obligations et autre titres de créances susceptibles d'être émis en application de la onzième résolution de la présente assemblée et (2) que le montant des augmentations de capital susceptibles d'être réalisées en vertu de ces émissions de valeurs mobilières représentatives de créances s'imputera sur le montant nominal maximum de 15 millions d'euros visé ci-dessus.

- décide de supprimer le droit préférentiel de souscription des actionnaires aux valeurs mobilières à émettre, étant entendu que si les émissions ont lieu sur le marché français, le Conseil d'Administration pourra conférer aux actionnaires une faculté de souscription par priorité sur tout ou partie de l'émission, pendant le délai et aux conditions qu'il fixera. Ce droit de priorité, non négociable,


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s'exercera proportionnellement au nombre d'actions possédées par chaque actionnaire. Cette période de souscription ne donnera pas lieu à la création de droits négociables, mais pourra, si le Conseil d'Administration l'estime opportun, être exercée tant à titre irréductible que réductible ;

• décide que si les souscriptions des actionnaires et du public n'ont pas absorbé la totalité d'une émission d'actions ou de valeurs mobilières telles que définies ci-dessus, le Conseil pourra utiliser, dans l'ordre qu'il estimera opportun, l'une ou l'autre des facultés ci-après :
- limiter, le cas échéant, l'émission au montant des souscriptions sous la condition que celui-ci atteigne les trois-quarts au moins de l'émission décidée,
- répartir librement tout ou partie des titres non souscrits ;

• constate que la délégation susvisée emporte de plein droit au profit des porteurs de valeurs mobilières donnant accès à terme à des actions de la Société, susceptibles d'être émises, renonciation des actionnaires à leur droit préférentiel de souscription aux actions auxquelles ces valeurs mobilières donnent droit ;

• décide toutefois, dans le cas d'émission de bons de souscription autonomes, de supprimer expressément le droit préférentiel de souscription des actionnaires aux actions auxquelles ces bons donnent droit ;

• décide que la somme revenant, ou devant revenir à la Société pour chacune des actions émises dans le cadre de la délégation susvisée, après prise en compte, en cas d'émission de bons autonomes de souscription d'actions, du prix d'émission desdits bons, sera au moins égale à la moyenne des premiers cours de l'action de la Société cotés au Premier Marché d'Euronext Paris pendant dix jours de Bourse consécutifs choisis parmi les vingt jours de Bourse précédant le début de l'émission des valeurs mobilières précitées, après, le cas échéant, correction de cette moyenne pour tenir compte de la date de jouissance ;
• décide que le Conseil d'Administration aura tous pouvoirs avec faculté de subdélégation à son Président, dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation, à l'effet notamment de déterminer les dates et modalités des émissions ainsi que la forme et les caractéristiques des valeurs mobilières à créer, d'arrêter les prix et conditions des émissions, de fixer les montants à émettre, de fixer la date de jouissance, même rétroactive, des titres à émettre, de déterminer le mode de libération des actions ou autres titres émis et, le cas échéant, de prévoir les conditions de leur rachat en Bourse, la possibilité de suspension de l'exercice des droits d'attribution d'actions attachés aux valeurs mobilières à émettre pendant un délai qui ne pourra pas excéder trois mois, fixer les modalités suivant lesquelles sera assurée la préservation des droits des titulaires de valeurs mobilières donnant à terme accès au capital social et ce en conformité avec les dispositions légales et réglementaires. En outre, le Conseil ou son Président pourra procéder, le cas échéant, à toutes imputations sur la ou les primes d'émission et notamment celle des frais entraînés par la réalisation des émissions, et prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin des émissions envisagées et constater la ou les augmentations de capital résultant de toute émission réalisée par l'usage de la présente délégation et modifier corrélativement les statuts.
En cas d'émission de titres d'emprunt, le Conseil d'Administration aura tous pouvoirs, avec faculté de subdélégation au Président, notamment pour décider de leur caractère subordonné ou non, de fixer leur taux d'intérêt, leur durée, le prix de remboursement fixe ou variable avec ou sans prime, les modalités d'amortissement en fonction des conditions du marché et les conditions dans lesquelles ces titres donneront droit à des actions de la Société ;

• décide que la présente délégation prive d'effet toute délégation antérieure relative à l'émission immé-

diate et /ou à terme d'actions de la Société avec suppression du droit préférentiel de souscription et faculté de conférer un droit de priorité.

La délégation ainsi conférée au Conseil d'Administration est valable, à compter de la présente Assemblée, pour une durée de 26 mois telle que prévue au troisième alinéa de l'article L. 225-129-III du Code de commerce.

Cette résolution, mise aux voix, est adoptée par 59.142.898 voix pour, 491.693 voix contre et 6.727 Abstention.

QUINZIÈME RÉSOLUTION

(Cette résolution a pour objet d'autoriser le Conseil d'Administration à l'effet d'augmenter le capital social par incorporation de réserves, bénéfices ou primes ou autres)

L'Assemblée Générale, connaissance prise du rapport du Conseil d'Administration, autorise le Conseil d'Administration à augmenter le capital social, pendant une durée de vingt-six mois à compter de ce jour, par l'émission d'actions ordinaires nouvelles à libérer par incorporation de réserves, bénéfices ou primes ou par élévation du nominal des actions composant le capital social ou par l'emploi simultané de ces deux procédés.

Les émissions d'actions nouvelles ou l'élévation de la valeur nominale des actions visées ci-dessus ne pourront pas avoir pour effet d'augmenter le capital social d'une somme supérieure à 100 millions d'euros.

L'Assemblée Générale décide que dans les cas d'augmentation de capital sous forme d'attribution d'actions gratuites, les droits d'attribution formant rompus ne seront pas négociables. Ceux qui subsisteront après l'attribution à chaque actionnaire des actions nouvelles lui revenant, feront l'objet d'un règlement en espèces.

Les actions nouvelles correspondant aux droits formant rompus seront vendues et le produit net de leur vente sera alloué aux titulaires de ces droits, au prorata de ces derniers, au plus trente jours après l'inscription à leur compte du nombre entier d'actions nouvelles attribuées.

L'Assemblée Générale donne tous pouvoirs au Conseil d'Administration, avec faculté de subdéléguer, pour fixer les modalités, conditions et dates des augmentations de capital susceptibles d'être réalisées en vertu de la présente autorisation et pour modifier les statuts.

Cette résolution, mise aux voix, est adoptée par 59.609.267 voix pour, 31.916 voix contre et 135 Abstention.

SEIZIÈME RÉSOLUTION

(Cette résolution a pour objet, en cas d'offre publique d'achat ou d'offre publique d'échange des actions de la Société, de maintenir les autorisations conférées précédemment au Conseil d'Administration d'augmenter le capital social de la Société)

L'Assemblée Générale, après avoir pris connaissance du rapport du Conseil d'Administration et conformément aux dispositions de l'article L. 225-129-IV du Code de commerce, décide expressément que les délégations données au Conseil d'Administration sous les treizième et quatorzième résolutions ci-dessus, à l'effet de réaliser toute augmentation de capital de la Société, sont maintenues en période d'offre publique d'achat ou d'échange sur les titres de la Société.


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Le maintien, en période d'offre publique d'achat ou d'échange sur les titres de la Société, des délégations données au Conseil d'Administration est valable jusqu'à la tenue de la prochaine Assemblée Générale de la Société appelée à statuer sur les comptes de l'exercice 2003.

Cette résolution, mise aux voix, est adoptée par 59.029.662 voix pour, 610.442 voix contre et 1.214 Abstention.

DIX-SEPTIÈME RÉSOLUTION

(Cette résolution a pour objet d'autoriser le Conseil d'Administration à utiliser des actions nouvelles de la Société pour rémunérer, le cas échéant, l'acquisition d'une société cotée, par émission sans droit préférentiel de souscription, de toutes valeurs mobilières donnant accès, immédiatement ou à terme au capital de la Société)

L'Assemblée Générale, après avoir pris connaissance du rapport du Conseil d'Administration, du rapport des Commissaires aux comptes et conformément aux dispositions de l'article L. 225-148 du Code de commerce, autorise le Conseil d'Administration à augmenter le capital de la Société d'un montant nominal maximum de 10 millions d'euros par l'émission successive ou simultanée, en une ou plusieurs fois, d'actions nouvelles de la Société à l'effet de rémunérer des titres apportés à une offre publique d'échange sur des titres d'une autre société admise aux négociations sur un marché réglementé.

Cette émission d'actions nouvelles rémunérant des titres apportés à une offre publique d'échange pourra, conformément aux dispositions de l'article L. 225-129 du Code de commerce, résulter de l'émission des valeurs mobilières de toute nature donnant accès immédiatement et / ou à terme à une quotité de capital de la Société.

En tant que de besoin, les actionnaires renoncent à leurs droits préférentiels de souscription aux actions auxquelles les valeurs mobilières susvisées pourraient donner accès à terme par exercice d'un droit de quelque nature que ce soit. Le montant nominal des titres d'emprunt émis, le cas échéant, en application de la présente autorisation, ne pourra être supérieur à 400 millions d'euros.

L'Assemblée Générale décide que le Conseil d'Administration aura tous pouvoirs, avec faculté de subdélégation à son Président, dans les conditions fixées par la loi, pour mettre en œuvre la présente autorisation, à l'effet notamment :

- de fixer la parité d'échange ainsi que, le cas échéant, le montant de la soulte en espèces à verser ;
- de constater le nombre de titres apportés à l'échange ;
- de déterminer les dates, conditions d'émission, notamment le prix et la date de jouissance des actions nouvelles, ou, le cas échéant, des titres donnant accès immédiatement et / ou à terme à une quotité du capital de la Société ;
- d'inscrire au passif du bilan à un compte "prime d'apport" sur lequel porteront les droits de tous les actionnaires, la différence entre le prix d'émission des actions nouvelles et leur valeur nominale ;
- de procéder, s'il y a lieu, à l'imputation sur ladite "prime d'apport", de l'ensemble des frais et droits occasionnés par l'opération autorisée ;
- de prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin de l'opération autorisée, constater la ou les augmentations de capital en résultant et modifier corrélativement les statuts.

L'autorisation ainsi conférée au Conseil d'Administration est valable, à compter de la présente Assemblée, pour une durée de vingt-six mois comme prévu au troisième alinéa de l'article L. 225-129 III du Code de commerce.


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Cette résolution, mise aux voix, est adoptée par 59.513.057 voix pour, 122.415 voix contre et 5.846 Abstention.

DIX-HUITIÈME RÉSOLUTION

(Cette résolution a pour objet d'autoriser le Conseil d'Administration à utiliser des actions nouvelles de la Société pour rémunérer, le cas échéant, l'acquisition d'une société non cotée, par émission sans droit préférentiel de souscription, de toutes valeurs mobilières donnant accès, immédiatement ou à terme au capital de la Société)

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Extraordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, du rapport des Commissaires aux comptes et conformément aux dispositions de l'article L. 225-138 du Code de commerce :

- autorise le Conseil d'Administration à augmenter le capital de la Société d'un montant nominal maximum de 10 millions d'euros par l'émission, en une ou plusieurs fois, d'actions nouvelles de la Société, à l'effet de rémunérer en titres des opérations de croissance externe réalisées, notamment, dans les conditions décrites au paragraphe 215 du Règlement N°99-02 du Comité de Réglementation Comptable, relatif à la méthode dérogatoire de consolidation.

L'autorisation ainsi conférée au Conseil d'Administration est valable, à compter de la présente Assemblée, pour la durée d'un an ;

- décide de supprimer le droit préférentiel de souscription des actionnaires au profit des vendeurs de participations acquises dans le cadre des opérations de croissance externe susvisées ;

- décide que l'émission susvisée d'actions nouvelles pourra, conformément aux dispositions de l'article L. 225-139 du Code de commerce, résulter de l'émission des valeurs mobilières de toute nature donnant accès immédiatement et / ou à terme à une quotité de capital de la Société ; en conséquence décide, en tant que de besoin, de supprimer le droit préférentiel de souscription des actionnaires aux actions auxquelles les valeurs mobilières susvisées pourraient donner accès à terme par exercice d'un droit de quelque nature que ce soit. Le montant nominal des titres d'emprunt émis, le cas échéant, en application de la présente autorisation, ne pourra être supérieur à 400 millions d'euros ;

- délègue au Conseil d'Administration tous pouvoirs pour mettre en œuvre la présente autorisation dans les conditions fixées par la loi, à l'effet notamment de :
  - procéder aux opérations de croissance externe susvisées, étant précisé que le Conseil d'Administration pourra demander, en tant que de besoin, à un expert indépendant d'établir un rapport sur l'évaluation des titres acquis, ainsi que sur la valeur de la créance que les vendeurs détiendront à l'égard de la Société, consécutivement à l'acquisition par cette dernière de leurs participations ;
  - déterminer les dates, conditions d'émission, notamment le prix et la date de jouissance des actions nouvelles, ou, le cas échéant, des titres donnant accès immédiatement et /ou à terme à une quotité du capital de la Société, étant précisé que ce prix sera au moins égal à la moyenne des premiers cours constatés en Bourse de l'action de la Société pendant dix jours de Bourse consécutifs choisis parmi les vingt jours de Bourse précédant l'émission ;
  - déterminer le nombre d'actions nouvelles, ou, le cas échéant, de titres donnant accès immédiatement et / ou à terme à une quotité du capital de la Société, que les vendeurs souscriront par compensation de la créance née de la cession à la Société de leurs participations;

- inscrire au passif du bilan à un compte "prime d'émission" sur lequel porteront les droits de tous les actionnaires, la différence entre le prix d'émission des actions nouvelles et leur valeur nominale ;
- procéder, s'il y a lieu, à l'imputation sur ladite "prime d'émission", de l'ensemble des frais et droits occasionnés par l'opération autorisée ;

- prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin de l'opération autorisée, constater la ou les augmentations de capital en résultant et modifier corrélativement les statuts.

Cette résolution, mise aux voix, est adoptée par 59.500.096 voix pour, 124.243 voix contre et 16.979 Abstention.

DIX-NEUVIÈME RÉSOLUTION

(Cette résolution a pour objet d'autoriser le Conseil d'Administration à l'effet de consentir des options de souscription d'actions de la Société)

Cette résolution a pour objet d'autoriser, pour une durée de 36 mois, le Conseil d'Administration à mettre en place, sans décote, des plans d'options de souscription d'actions, dans les conditions suivantes.

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Extraordinaires, connaissance prise du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux comptes, autorise le Conseil d'Administration, dans le cadre des dispositions des articles L. 225-177 et suivants du Code de commerce, à consentir , conformément à la loi, en une ou plusieurs fois, pendant un délai de 36 mois à compter de ce jour, au bénéfice de mandataires sociaux et de salariés d'Altran Technologies ou de sociétés dont 10% au moins du capital sont détenus directement ou indirectement par Altran Technologies ou des sociétés détenant directement ou indirectement au moins 10% du capital d'Altran Technologies, des options de souscription d'actions nouvelles de la Société à émettre, à titre d'augmentation de capital, dans la limite de 6 % du capital social au jour de l'octroi des options par le Conseil d'Administration.

Le prix fixé pour la souscription des actions par les bénéficiaires sera déterminé par le Conseil dans les conditions et limites fixées par la législation en vigueur, sans décote.

La présente autorisation emporte de plein droit au profit des bénéficiaires, renonciation des actionnaires à leur droit préférentiel de souscription aux actions qui seront émises au fur et à mesure des levées d'options de souscription.

Les options consenties devront être exercées dans un délai maximum de dix ans à compter de la date à laquelle elles auront été consenties étant précisé que ce délai pourra être prolongé par toute décision de l'Assemblée Générale Extraordinaire des actionnaires de la Société.
Les actions souscrites dans le cadre de la présente autorisation, devront revêtir la forme nominative.

L'Assemblée Générale confère tous pouvoirs au Conseil d'Administration pour, en une ou plusieurs fois, définir les bénéficiaires et arrêter le nombre d'options consenties à chacun d'eux étant précisé que cette faculté de désignation des bénéficiaires et de définition du nombre d'options leur étant attribué pourra être subdéléguée au Président-Directeur Général, fixer la date d'ouverture des options, arrêter les conditions pratiques d'attribution, d'exercice et de suspension temporaire des options consenties, réaliser toutes les opérations qui seront nécessaires, mettre en œuvre toutes autres dispositions légales nouvelles, qui interviendraient pendant la durée de la présente autorisation et dont l'application


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n'exigerait pas une décision expresse de l'Assemblée Générale et déléguer dans les conditions légales tous pouvoirs à l'effet d'accomplir tous actes ou formalités.

Cette résolution, mise aux voix, est adoptée par 59.533.841 voix pour, 104.131 voix contre et 3.346 Abstention.

VINGTIÈME RÉSOLUTION

(Autorisation au Conseil d'Administration de procéder à des augmentations de capital réservées aux salariés de la Société et de ses filiales dans la limite de 10 % du capital social)

L'Assemblée Générale, après avoir pris connaissance du rapport du Conseil d'Administration, du rapport des Commissaires aux comptes et conformément aux dispositions prévues notamment par les articles L. 225-138 et L 225-129 VII du Code de commerce et de l'article L 443-5 du code du travail :

- autorise le Conseil d'Administration à augmenter le capital social en une ou plusieurs fois, dans un délai de vingt-six mois à compter du jour de la présente Assemblée, par l'émission d'actions en numéraire, et réserve la totalité des actions à émettre aux salariés de la Société et des sociétés françaises et étrangères qui lui sont liées au sens de l'article L. 233-16 du Code de commerce et qui en outre entrent dans le périmètre de consolidation de la Société, et adhérant au plan d'épargne entreprise ou à un plan partenarial d'épargne salariale volontaire,

- décide que le nombre total d'actions susceptibles d'être émises en application des décisions prises sous la présente résolution ne devra pas dépasser 10% du capital social au jour de la décision du Conseil d'Administration,

- décide que le prix d'émission des actions nouvelles ne pourra être ni supérieur à la moyenne des premiers cours cotés lors des vingt séances de bourse précédant le jour de la décision du Conseil d'Administration fixant la date d'ouverture des souscriptions, ni inférieur à cette moyenne diminuée de la décote maximale prévue par la loi au jour de la décision du Conseil d'Administration,

- constate que ces décisions entraînent renonciation des actionnaires à leur droit préférentiel de souscription au profit des salariés auxquels l'augmentation de capital est réservée,

- confère tous pouvoirs au Conseil d'Administration pour déterminer l'ensemble des conditions et modalités de l'opération, notamment :
  - procéder à la création d'un Plan d'Epargne Entreprise ou d'un Plan Partenarial d'Epargne salariale volontaire,
  - fixer les modalités et conditions d'adhésion au plan d'épargne ; en établir ou modifier le règlement,
  - fixer les conditions particulières que devront remplir les sociétés qui lui sont liées au sens de l'article L 233-16 susvisé et qui en outre rentrent dans le périmètre de consolidation de la société,
  - fixer les conditions d'ancienneté que devront remplir les bénéficiaires des actions nouvelles à provenir des augmentations de capital, objet de la présente résolution,
    - décider que les souscriptions pourront être réalisées par l'intermédiaire d'un fonds commun de placement, d'un plan partenarial d'épargne salariale volontaire ou directement,
    - consentir un délai aux salariés pour la libération de leurs actions,
    - fixer les dates d'ouverture et de clôture des souscriptions ainsi que le prix d'émission des actions,
    - arrêter le nombre d'actions nouvelles à émettre,


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. constater la réalisation des augmentations de capital ; accomplir directement ou par mandataire toutes opérations et formalités consécutives à celles-ci, modifier en conséquence les statuts de la Société et, plus généralement, faire tout ce qui sera nécessaire dans le cadre des dispositions légales et réglementaires en vigueur.

Conformément aux dispositions légales, le Conseil d'Administration pourra déléguer les pouvoirs nécessaires à la réalisation des augmentations de capital, dans les limites et selon les conditions qu'il pourra préalablement fixer.

Cette résolution, mise aux voix, est adoptée par 59.473.732 voix pour, 163.704 voix contre et 3.882 Abstention.

VINGT-ET-UNIÈME RÉSOLUTION

(Cette résolution a pour objet de modifier l'Autorisation donnée par l'Assemblée Générale mixte du 17 juin 1999 de consentir des options de souscriptions d'actions)

L'Assemblée Générale Mixte du 17 juin 1999 a, dans sa 9e résolution, autorisé le Conseil d'Administration à consentir des options de souscription d'actions de la Société au bénéfice de certaines personnes qu'il désignera parmi les membres du personnel et parmi les dirigeants sociaux de la Société ou des sociétés dont 10% au moins du capital sont détenus directement ou indirectement par la Société ou des sociétés détenant directement ou indirectement au moins 10% du capital de la Société, sous réserve des dispositions légales.

Conformément à l'article L. 225-183 du Code de commerce, cette même assemblée a fixé le délai d'exercice des options à 5 ans.

Le Conseil d'Administration du 10 octobre 2001 a procédé à l'attribution de 602.319 options pouvant être exercées à compter du 10 octobre 2005.

L'Assemblée Générale, après avoir pris connaissance du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux comptes, constatant qu'aucune des options de souscription attribuées n'a été exercée, décide de prolonger le délai d'exercice de ces options à 8 ans et délègue au Conseil d'Administration tous pouvoirs afin de faire bénéficier les attributaires de cette prolongation.

Cette résolution, mise aux voix, est rejetée par 40.839.738 voix contre, 18.787.461 voix pour et 14.119 abstention.

VINGT-ET-UNIEME RESOLUTION AMENDEE

(Cette résolution a pour objet de modifier l'Autorisation donnée par l'Assemblée Générale Mixte du 17 juin 1999 de consentir des options de souscriptions d'actions)

L'Assemblée Générale Mixte du 17 juin 1999 a, dans sa 9e résolution, autorisé le Conseil d'Administration à consentir des options de souscription d'actions de la Société au bénéfice de certaines personnes qu'il désignera parmi les membres du personnel et parmi les dirigeants sociaux de la Société ou des sociétés dont 10% au moins du capital sont détenus directement ou indirectement par la Société ou des sociétés détenant directement ou indirectement au moins 10% du capital de la Société, sous réserve des dispositions légales.


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Conformément à l'article L. 225-183 du Code de commerce, cette même assemblée a fixé le délai d'exercice des options à 5 ans.

Le Conseil d'Administration du 10 octobre 2001 a procédé à l'attribution de 602.319 options pouvant être exercées à compter du 10 octobre 2005.

Le Conseil d'Administration du 11 mars 2003 a procédé à l'attribution de 3.699.845 options pouvant être exercées à compter du 12 mars 2007.

L'Assemblée Générale, après avoir pris connaissance du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux comptes, constatant qu'aucune des options de souscription attribuées n'a été exercée, décide de prolonger le délai d'exercice des options attribuées les 10 octobre 2001 et 11 mars 2003, à 8 ans et délègue au Conseil d'Administration tous pouvoirs afin de faire bénéficier les attributaires de cette prolongation.

Cette résolution, mise aux voix, est adoptée par 59.060.039 voix pour, 3.349 voix contre et 193.808 Abstention.

VINGT-DEUXIÈME RÉSOLUTION

(Modification de l'article 7 des statuts)

L'Assemblée Générale, après avoir pris connaissance du rapport du Conseil d'Administration, décide de substituer à la rédaction actuelle de l'article 7 des statuts, la rédaction suivante :

ARTICLE 7

ACTIONS

7.1 *Les actions sont nominatives jusqu'à leur entière libération. Quand elles sont libérées, elles peuvent être nominatives ou au porteur au choix de l'actionnaire, dans les conditions prévues par les dispositions en vigueur. Elles donnent lieu à une inscription en compte au nom de leur propriétaire dans les livres de la Société ou auprès d'un intermédiaire habilité, le tout dans les conditions et selon les modalités prévues par la loi.*

Lorsque le propriétaire des titres n'a pas son domicile sur le territoire français, tout intermédiaire peut être inscrit pour le compte de ce propriétaire. Cette inscription peut être faite sous la forme d'un compte collectif ou en plusieurs comptes individuels correspondant chacun à un propriétaire.

L'intermédiaire inscrit est tenu, au moment de l'ouverture de son compte auprès soit de la société émettrice, soit de l'intermédiaire financier habilité teneur de compte, de déclarer sa qualité d'intermédiaire détenant des titres pour compte d'autrui, conformément aux dispositions légales et réglementaires.
En vue de mieux identifier les porteurs d'actions, la société peut demander à l'organisme chargé de la compensation, les renseignements visés à l'article L. 228-2 du Code de commerce. La demande peut être limitée ou non, aux personnes détenant un nombre de titres que la Société détermine.

S'agissant des titres de forme nominative, donnant immédiatement ou à terme accès au capital, l'intermédiaire inscrit dans les conditions prévues par le Code de commerce est tenu de révéler l'identité des propriétaires de ces titres, sur simple demande de la Société ou de son mandataire, laquelle peut être présentée à tout moment.


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A l'issue de ces demandes d'information, la Société pourra demander à toute personne morale propriétaire de ses actions et possédant des participations dépassant 2,5% du capital ou des droits de vote, de lui faire connaître l'identité des personnes détenant directement ou indirectement plus du tiers du capital ou des droits de vote de la personne morale propriétaire des actions de la Société. L'inobservation par les détenteurs de titres ou les intermédiaires de leur obligation de communication des renseignements visés ci-dessus peut, dans les conditions prévues par la loi, entraîner la suspension voire la privation du droit de vote et du droit au paiement du dividende attachés aux actions.

7.2 *Les actions, quelle que soit leur forme, donnent lieu à une inscription en compte dans les conditions et selon les modalités prévues par les dispositions législatives et réglementaires en vigueur.*

7.3 *Toute personne agissant seule ou de concert qui vient à détenir, directement ou indirectement, une fraction du capital ou des droits de vote ou de titres donnant accès à terme au capital de la Société, égale ou supérieure à 0,5 % ou un multiple de cette fraction, sera tenue de notifier à la Société, par lettre recommandée avec demande d'avis de réception dans un délai de quinze jours à compter du franchissement de l'un de ces seuils, le nombre total d'actions, de droits de vote ou de titres donnant accès à terme au capital, qu'elle possède seule, directement ou indirectement ou encore de concert.*

L'inobservation des dispositions qui précèdent est sanctionnée par la privation des droits de vote pour les actions excédant la fraction qui aurait dû être déclarée et ce pour toute assemblée d'actionnaires qui se tiendra jusqu'à l'expiration d'un délai de deux ans suivant la date de régularisation de la notification prévue ci-dessus, si l'application de cette sanction est demandée par un ou plusieurs actionnaires détenant 5% au moins du capital ou des droits de vote de la société. Cette demande est consignée au procès-verbal de l'Assemblée Générale.

L'intermédiaire inscrit comme détenteur d'actions conformément au troisième alinéa de l'article L.228-1 du Code de commerce est tenu, sans préjudice des obligations des propriétaires des actions, d'effectuer les déclarations prévues au présent article, pour l'ensemble des titres pour lesquels il est inscrit en compte.

L'inobservation de cette obligation sera sanctionnée conformément à l'article L. 228-3-3 du Code de commerce.

Toute personne agissant seule ou de concert est également tenue d'informer la Société dans le délai de quinze jours lorsque son pourcentage du capital ou des droits de vote devient inférieur à chacun des seuils mentionnés au premier alinéa du présent paragraphe.

Cette résolution, mise aux voix, est adoptée par 59.535.508 voix pour, 94.534 voix contre et 11.276 Abstention.

VINGT-TROISIÈME RÉSOLUTION

(Introduction dans les statuts d'un article prévoyant la désignation d'administrateurs parmi les salariés actionnaires)

L'Assemblée Générale, après avoir pris connaissance du rapport du Conseil d'Administration, décide d'introduire dans les statuts une clause prévoyant qu'un administrateur devra être nommé parmi les salariés actionnaires ou, le cas échéant, parmi les salariés membres du conseil de surveillance d'un fonds commun de placement d'entreprise détenant des actions de la Société, le nouvel article 11 complété par l'adjonction d'un 4ème paragraphe rédigé comme suit :


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"Le Conseil d'Administration comprend, en outre, un administrateur nommé parmi les salariés actionnaires ou, le cas échéant, parmi les salariés membres du conseil de surveillance d'un Fonds Commun de Placement d'Entreprise détenant des actions de la Société."

Cette résolution, mise aux voix, est rejetée par 18.959.697 voix pour, 40.649.029 voix contre et 32.592 Abstention.

VINGT-QUATRIÈME RÉSOLUTION

(Modification de l'article 13 des statuts)

L'Assemblée Générale, après avoir pris connaissance du rapport du Conseil d'Administration, décide de compléter la rédaction actuelle de l'article 13 des statuts, par l'adjonction des paragraphes suivants :

"Le Conseil d'Administration peut décider la création de comités chargés d'étudier les questions que lui-même ou son président soumet pour avis à leur examen. Il fixe la composition et les attributions des comités. Les comités ont un pouvoir consultatif et exercent leur activité sous la responsabilité du Conseil d'Administration.

Le Conseil d'Administration fixe le cas échéant, le montant de la rémunération des membres des comités.

Les comités peuvent conférer certaines missions spécifiques à des tiers. Ils doivent alors en aviser, au préalable, le président du Conseil d'Administration de la Société."

Cette résolution, mise aux voix, est adoptée par 59.622.195 voix pour, 2.752 voix contre et 16.371 Abstention.

VINGT-CINQUIÈME RÉSOLUTION

(Modification de l'article 17 des statuts)

L'Assemblée Générale, après avoir pris connaissance du rapport du Conseil d'Administration, décide de substituer à la rédaction actuelle de l'article 17 des statuts, la rédaction suivante :

<u>ARTICLE 17</u>

ASSEMBLEES D'ACTIONNAIRES

Les Assemblées d'Actionnaires sont convoquées et délibèrent dans les conditions prévues par la Loi.

Les réunions ont lieu, soit au siège social, soit dans un autre lieu précisé dans l'avis de convocation. Le Conseil peut décider lors de la convocation, de retransmettre publiquement l'intégralité de la réunion par visioconférence et/ou télétransmission, sous réserve des dispositions légales et réglementaires en vigueur. Le cas échéant, cette décision est communiquée dans l'avis de réunion et dans l'avis de convocation.

Deux membres du Comité d'entreprise, désignés par ce dernier, peuvent également assister aux Assemblées Générales. Ils doivent à leur demande, être entendus lors de toutes délibérations requérant l'unanimité des actionnaires.

L'intermédiaire qui a satisfait aux obligations prévues aux troisième et quatrième alinéas de l'article L. 228-1 du Code de commerce peut, en vertu d'un mandat général de gestion des titres, transmettre pour une Assemblée le vote ou le pouvoir d'un propriétaire d'actions tel qu'il a été défini au troisième alinéa du même article.

Avant de transmettre des pouvoirs ou des votes en Assemblée Générale, l'intermédiaire est tenu, à la demande de la société émettrice ou de son mandataire, de fournir la liste des propriétaires non résidents des actions auxquelles ces droits de vote sont attachés. Cette liste est fournie dans les conditions prévues par la réglementation en vigueur.

Le vote ou le pouvoir émis par un intermédiaire qui, soit ne s'est pas déclaré comme tel, soit n'a pas révélé l'identité des propriétaires des titres, ne peut être pris en compte.

Les Assemblées Générales se composent de tous les actionnaires, quel que soit le nombre de leurs actions, pourvu qu'elles soient libérées des versements exigibles.

Tout actionnaire peut participer, personnellement ou par mandataire, aux assemblées sur justificatifs de son identité et de la propriété de ses titres.

Le droit de participer aux Assemblées est subordonné, soit à l'inscription de l'actionnaire en compte nominatif, soit au dépôt, aux lieux indiqués dans l'avis de convocation, des actions au porteur ou d'un certificat de dépôt délivré par la banque, l'établissement financier ou la société de Bourse dépositaire de ces actions ou d'un certificat de l'intermédiaire habilité ou de l'organisme qui en tient lieu, constatant l'indisponibilité des actions inscrites en compte jusqu'à la date de l'Assemblée, cinq jours au moins avant la date de la réunion de l'Assemblée. La révocation expresse de l'inscription ou de l'indisponibilité ne pourra intervenir que conformément aux dispositions impératives en vigueur.

Tout actionnaire peut voter par correspondance au moyen d'un formulaire dont il peut obtenir l'envoi dans les conditions indiquées par l'avis de convocation à l'Assemblée.

Lors des Assemblées Générales, les conditions de quorum prévues par la Loi selon la nature des assemblées s'apprécient en tenant compte du nombre d'actions ayant droit de vote. En cas de vote par correspondance, il ne sera tenu compte pour le calcul du quorum, que des formulaires dûment complétés et reçus par la société, trois jours au moins avant la date de l'Assemblée. De même toute question écrite adressée au Conseil d'Administration par un actionnaire conformément à l'article L 225-108 du Code de commerce pour être dûment reçue par le Conseil d'Administration devra être adressée à ce dernier trois jours au moins avant la date de l'Assemblée. Les conditions de majorité selon la nature de l'Assemblée s'apprécient en tenant compte du nombre de droits de vote attachés aux actions possédées par les actionnaires présents, représentés ou ayant voté par correspondance.
Les actions appartenant à tout actionnaire qui n'aurait pas satisfait à l'obligation légale d'information de la Société prévue par l'article L 233-7 du Code de commerce, seront privées du droit de vote, pour ce qui concerne la fraction non déclarée, en cas de demande, consignée dans le procès-verbal de l'Assemblée Générale, d'un ou plusieurs actionnaires détenant 5 % au moins du capital de la Société.

Les Assemblées sont présidées par le Président du Conseil d'Administration ou, en son absence, par le Vice-Président et, à défaut, par un administrateur spécialement délégué à cet effet par le Conseil. A défaut, l'Assemblée élit elle-même son Président.

Si le Conseil d'Administration le décide au moment de la convocation de l'Assemblée, la retransmission



publique de l'intégralité de l'Assemblée par visioconférence ou par tous moyens de télécommunication et télétransmission y compris internet est autorisée. Le cas échéant, cette décision est communiquée dans l'avis de réunion publié au Bulletin d'Annonces Légales Obligatoires (" BALO ").

Tout actionnaire pourra également, si le Conseil d'Administration le décide au moment de la convocation de l'Assemblée, participer à l'Assemblée par visioconférence ou par tous moyens de télécommunication et télétransmission y compris internet dans les conditions prévues par la réglementation applicable au moment de son utilisation. Le cas échéant, cette décision est communiquée dans l'avis de réunion publié au BALO.

Les procès-verbaux d'Assemblées sont dressés et leurs copies sont valablement certifiées par le Président du Conseil d'Administration ou par un Directeur Général Délégué ou encore par le Secrétaire de l'Assemblée. "

Cette résolution, mise aux voix, est adoptée par 59.516.478 voix pour, 105.886 voix contre et 18.954 Abstention.


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V - Etats Financiers Consolidés au 31 décembre 2002



V - ETATS FINANCIERS CONSOLIDES

1 - COMPTES CONSOLIDÉS

Bilan au 31 décembre 2002

Actif en milliers d'euros	31.12.2002 Brut	 Amortissements et Provisions	 Net	31.12.2001 Net	31.12.2000 Net
ACTIF IMMOBILISE	**900 307**	**224 591**	**675 716**	**533 233**	**363 670**
Immobilisations incorporelles					
Fonds commerciaux	22 971	588	22 383	12 382	8 312
Autres immobilisations incorporelles	57 613	13 213	44 400	9 346	4 410
Ecarts d'acquisition	654 741	145 078	509 663	454 638	303 315
Immobilisations corporelles					
Terrain	230		230	183	183
Constructions	14 554	3 108	11 446	2 518	2 362
Autres immobilisations corporelles	102 510	58 421	44 089	36 790	28 103
immobilisations financières					
Autres participations	8 844	1 279	7 565	649	298
Autres titres immobilisés	7 436	498	6 938	1 320	611
Autres immobilisations financières	31 408	2 406	29 002	15 407	16 076
ACTIF CIRCULANT	**784 545**	**35 066**	**749 479**	**850 996**	**720 148**
Stocks & En-cours	4 021	264	3 757	4 569	4 106
Acomptes versés sur commandes	728		728	1 425	437
Clients & comptes rattachés	412 744	25 861	386 883	446 543	367 682
Autres créances	148 688	2 019	146 669	77 145	58 603
Valeurs mobilières de placement	48 746	6 922	41 824	210 532	186 005
Disponibilités	169 618		169 618	110 782	103 315
COMPTES DE REGULARISATION	**9 676**		**9 676**	**11 394**	**9 199**
Charges constatées d'avance	7 016		7 016	6 708	3 985
Charges à répartir	2 660		2 660	4 686	5 214
TOTAL DE L'ACTIF	**1 694 528**	**259 657**	**1 434 871**	**1 395 623**	**1 093 017**


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Passif

en milliers d'euros	31.12.2002	31.12.2001	31.12.2000
CAPITAUX PROPRES	**250 365**	**380 178**	**262 346**
Capital	46 817	45 858	30 015
Primes	20 461	9 106	0
Réserves consolidées	299 743	206 237	149 712
Ecarts de conversion	- 7 312	-1 860	- 1 528
Résultat de l'exercice	- 109 344	120 837	84 147
INTERETS DES MINORITAIRES	**139**	**286**	**177**
dans les réserves	- 26	177	30
dans le résultat	165	109	147
AVANCES CONDITIONNEES	**161**	**226**	**0**
PROVISIONS POUR RISQUES ET CHARGES	**63 079**	**16 328**	**15 853**
DETTES	**1 112 881**	**994 275**	**811 491**
Emprunts obligataires convertibles	446 250	464 195	455 319
Emprunts & dettes auprès d'établissements de crédit	159 002	56 297	33 528
Emprunts & dettes financières diverses	41 547	18 980	13 648
Fournisseurs & comptes rattachés	68 340	46 862	34 325
Dettes fiscales & sociales	250 461	281 088	200 426
Dettes sur immobilisations	134 993	118 852	67 301
Autres dettes	12 288	8 001	6 944
COMPTES DE REGULARISATION			
Produits constatés d'avance	**8 246**	**4 330**	**3 150**
TOTAL DU PASSIF	**1 434 871**	**1 395 623**	**1 093 017**


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Compte de résultat

en milliers d'euros	31.12.2002	31.12.2001	31.12.2000
Chiffre d'affaires	1 372 862	1 278 608	900 224
Autres produits d'exploitation	19 139	10 988	11 986
PRODUITS D'EXPLOITATION	**1 392 001**	**1 289 596**	**912 211**
Achats	8 763	6 663	2 598
Services extérieurs	281 411	236 969	164 051
Impôts & taxes	23 060	22 476	14 912
Charges de personnel	957 052	771 811	555 356
Dotation aux amortissements et aux provisions	50 059	16 020	9 644
Autres charges d'exploitation	4 283	2 053	1 109
CHARGES D'EXPLOITATION	**1 324 628**	**1 055 992**	**747 670**
RESULTAT D'EXPLOITATION	**67 373**	**233 604**	**164 541**
Produits financiers	10 507	20 655	8 477
Charges financières	38 213	26 516	17 498
RÉSULTAT FINANCIER	**- 27 706**	**-5 861**	**- 9 021**
RESULTAT COURANT	**39 667**	**227 743**	**155 519**
Produits exceptionnels	19 533	5 253	3 360
Charges exceptionnelles	13 081	8 003	2 636
RÉSULTAT EXCEPTIONNEL	**6 452**	**- 2 750**	**724**
Participation des salariés	2 793	15 578	9 669
Impôts sur les bénéfices	23 248	75 135	53 459
RESULTAT NET	**20 078**	**134 280**	**93 116**
(avant amortissement des écarts d'acquisition)			
Amortissement des écarts d'acquisition	96 747	13 266	8 822
Corrections d'erreurs 2001 nettes d'impôt	32 701		
Part des minoritaires	- 26	177	147
RESULTAT NET GROUPE	**- 109 344**	**120 837**	**84 147**
RESULTAT PAR ACTION			
Nombre d'actions ordinaires	**93 634 131**	**91 716 381**	**30 015 282**
Résultat de base par action	**-1,18**	**1,32**	**2,80**
Résultat dilué par action *	**-1,18**	**1,31**	**2,73**

* calculé suivant la méthode du " rachat d'actions " sur la base du cours moyen du dernier mois de l'exercice.


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Flux de trésorerie

en milliers d'euros	31.12.2002	31.12.2001	31.12.2000
FLUX DE TRÉSORERIE LIÉS À L'ACTIVITÉ			
Résultat net des sociétés intégrées	-109 370	121 014	84 294
Elimination des charges et produits sans incidence sur la trésorerie ou non liés à l'activité :			
Amortissements, provisions et autres charges	154 160	30 171	15 805
Variation des impôts différés	-9 949	-2 885	- 677
Plus-values de cessions	791	205	165
Marge brute d'autofinancement des sociétés intégrées	35 632	148 505	99 587
Ecart de conversion sur la CAF	175	516	- 574
Dividendes reçus des sociétés mises en équivalence			
Variation des frais financiers	2 173	9 296	6 792
Variation de stocks	-246	-500	- 1 934
Variation des créances	28 692	-74 039	- 152 816
Variation des dettes	-44 106	63 920	61 358
Variation des charges et produits constatés d'avance	-2 344	-1 826	896
Transferts de charges à répartir	*-99*	*-958*	*- 5 723*
Variation du besoin en fonds de roulement	**-15 930**	**-4 108**	**- 91 427**
Flux net de trésorerie généré par l'activité	**19 877**	**144 913**	**7 587**
Flux de trésorerie liés aux opérations d'investissement			
Acquisition d'immobilisations *	-72 989	-37 105	- 37 459
Cession d'immobilisations	9 315	9 451	1 238
Incidence des variations de périmètre	-142 719	-105 186	- 78 901
Flux net de trésorerie lié aux opérations d'investissement	**-206 393**	**-132 840**	**- 115 123**
Flux de trésorerie liés aux opérations de financement			
Dividendes versés aux actionnaires de la société mère	-18 343	-12 606	- 9 609
Dividendes versés aux minoritaires des sociétés intégrées	-23	-14	- 275
Rachat d'actions propres	-9 040		
Augmentation de capital et variation des autres fonds propres	12 284	10 166	11
Emissions d'emprunts	129 255	25 140	458 090
Remboursements d'emprunts	-27 842	-6 426	- 100 368
Flux net de trésorerie lié aux opérations de financement	**86 291**	**16 260**	**347 850**
Variation de trésorerie	**-100 225**	**28 333**	**240 313**
Trésorerie d'ouverture	321 342	289 405	49 047
Trésorerie de clôture	218 363	321 342	289 405
Incidence des variations de cours des devises	-2 752	3 605	45

* Dont acquisition de la marque ADL pour 33 millions d'euros


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2 - NOTES ANNEXES AUX COMPTES CONSOLIDÉS

Périmètre de consolidation

ALTRAN TECHNOLOGIES détient, directement :

ALPLOG .... à raison de .... 99,40% des titres
ALTIOR .... à raison de .... 99,95% des titres
ALTRAN ESP .... à raison de .... 100% des titres
ALTRAN EUROPE .... à raison de .... 99,84% des titres
ALTRAN GMBH .... à raison de .... 100% des titres
ALTRAN ITALIA .... à raison de .... 100% des titres
ALTRAN SCANDINAVIA .... à raison de .... 100% des titres
ALTRAN SWITZERLAND .... à raison de .... 100% des titres
ALTRAN SYSTEMES D'INFORMATION .... à raison de .... 99,99% des titres
ALTRAN UK .... à raison de .... 100% des titres
ATLANTIDE GRENAT LOGICIELS .... à raison de .... 99,88% des titres
AXIEM .... à raison de .... 99,95% des titres
SÉGIME .... à raison de .... 99,94% des titres
LORE .... à raison de .... 99,92% des titres
C.G.S. EXECUTIVE SEARCH .... à raison de .... 40,72% des titres
en détention directe et .... à raison de 59,28%
par l'intermédiaire d'une de ses filiales.
ACTISYS (anciennement ALTSIS) .... à raison de .... 50,12% des titres
en détention directe et .... à raison de 49,88%
par l'intermédiaire d'une de ses filiales.
CIRIEL .... à raison de .... 99,83% des titres
COGIX .... à raison de .... 99,80% des titres
DP CONSULTING .... à raison de .... 99,96% des titres
E.G.T.M. .... à raison de .... 99,60% des titres
ETHNOS .... à raison de .... 100% des titres
GERPI .... à raison de .... 99,63% des titres
ATLANTIDE GERPI OUEST
(anciennement GRENAT PARTICIPATIONS) .... à raison de .... 99,98% des titres
GRENAT .... à raison de .... 99,89 % des titres
LOGIQUAL .... à raison de .... 99,94% des titres
P.S.I. .... à raison de .... 98,58% des titres
SIVAN .... à raison de .... 99,91% des titres
T.MIS CONSULTANTS .... à raison de .... 99,94% des titres
TRININFOR .... à raison de .... 99,76% des titres
IDEFI .... à raison de .... 99,80% des titres
EEC (anciennement FINANCIERE ENVIRONNEMENT) .... à raison de .... 99,76% des titres
ORTHODROME .... à raison de .... 100% des titres
ALTRAN INTERNATIONAL
(anciennement ALTRAN NETHERLANDS) .... à raison de .... 100% des titres
NETARCHITECTS COMMUNICATION .... à raison de .... 100% des titres
EDIFIS .... à raison de .... 100% des titres
NESS CONSULTING .... à raison de .... 100% des titres et ses filiales :
- NESSWARE .... à raison de .... 100% des titres
- NESS OBJECTS .... à raison de .... 100% des titres
DIOREM-INTERACTIFS (anciennement ALTERIX) .... à raison de .... 100% des titres
CERRI CONSULTING FRANCE .... à raison de .... 100% des titres
2AD .... à raison de .... 100% des titres
*LITTLE France .... à raison de .... 100% des titres
*DOMINIQUE MALSCH .... à raison de .... 100% des titres

(*) entrées dans le périmètre au cours de l'exercice 2002


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ALTRAN TECHNOLOGIES détient, indirectement, par l'intermédiaire de ses filiales :

ADENA	à raison de	99,82% des titres
ALTAIR TECHNOLOGIES	à raison de	99,48% des titres
ALTRAN TECHNOLOGIES GMBH	à raison de	100% des titres
APOLOG	à raison de	100% des titres
ASKON BERATUNGS	à raison de	100% des titres
C E C	à raison de	100% des titres
ENODIA (anciennement D1B2)	à raison de	100% des titres
DATACEP	à raison de	99,95% des titres
ARIANE INGENIERIE	à raison de	99,97% des titres
DVE	à raison de	99,20% des titres
ALTRAN AVENIR	à raison de	99,80% des titres
ALTRAN INFORMATIQUE TECHNOLOGIES	à raison de	99,92% des titres
CADIX	à raison de	99,94% des titres
D.P. EUROPE	à raison de	99,20% des titres
EUROSPACE	à raison de	100% des titres
GENTECH	à raison de	99,94% des titres
H.I.S.	à raison de	100% des titres
NEWENG	à raison de	100% des titres
OSYS	à raison de	98,60% des titres
REALIX	à raison de	99,98% des titres
ALTRAN SDB (Software De Base)	à raison de	100% des titres
ACTISYS	à raison de	99,32% des titres
STE	à raison de	100% des titres
ALTRAN TECHNOLOGIES UK	à raison de	100% des titres
ALTRAN CRITICAL SYSTEMS	à raison de	100% des titres
YSIDRO	à raison de	100% des titres
ISL	à raison de	100% des titres
RSI	à raison de	100% des titres
EKAR	à raison de	100% des titres
DCE	à raison de	100% des titres
et ses filiales :		
- DCE NL PROD DB	à raison de	100% des titres
- DCE BE PROD DB	à raison de	100% des titres
- DCE UK PROD DB	à raison de	100% des titres
- DCE SG PROD DB à	à raison de	100% des titres
PRAXIS	à raison de	100% des titres
ACSIENCE (ex CERVIX)	à raison de	100% des titres
IBD	à raison de	100% des titres
DP CONSULTING UK	à raison de	100% des titres
CONSULTING INFORMATICOS NORMA	à raison de	100% des titres
ASPECT ASSESSMENT (anciennement SUMMATION)	à raison de	100% des titres
ALTRAN PORTUGAL-S.G.P.S.Lda (anciennement ALTRANTEC CONSULTORIA)	à raison de	100% des titres
ALTRAN LUXEMBOURG	à raison de	100% des titres
ALTRAN TECHNOLOGIES LUXEMBOURG	à raison de	100% des titres
BERATA GMBH	à raison de	100% des titres
BERATA AG	à raison de	98% des titres
BERATA SARL	à raison de	100% des titres
ALTRAN TECHNOLOGIES NETHERLANDS	à raison de	100% des titres
ALTRAN TECHNOLOGIES SWITZERLAND	à raison de	100% des titres
TEAMWORKS CSE	à raison de	100% des titres
IXELOG	à raison de	100% des titres

(*) entrées dans le périmètre au cours de l'exercice 2002


ALTRAN
TECHNOLOGIES

BROOMCO 1750	à raison de	100 % des titres
GRESHAM BELL	à raison de	95% des titres
CCS	à raison de	100% des titres
POOL CONSULTING (anciennement POOL INFORMATICA)	à raison de	100% des titres
LORE LUXEMBOURG	à raison de	100% des titres
PRISMA	à raison de	100% des titres
INSERT SISTEMAS	à raison de	100% des titres
ASKON CONSULTING	à raison de	100% des titres
ALTIOR CONSULTORIA	à raison de	100% des titres
ASP	à raison de	100% des titres
MAP	à raison de	100% des titres
ALTRAN BELGIUM	à raison de	100% des titres
EXCELLIA	à raison de	100% des titres
CORTICAL TECHNOLOGIES	à raison de	100% des titres
S.A CORTICAL	à raison de	100% des titres
IDEFI EUROPE	à raison de	100% des titres
INNOVATICA	à raison de	100% des titres
O&I	à raison de	100% des titres
GROUPE CERRI	à raison de	100% des titres
CERRI CONSULTING SUISSE	à raison de	100% des titres
TEAMWORKS IRELAND	à raison de	100% des titres
TEAMWORKS EUROPE	à raison de	100% des titres
HEMISPHERES	à raison de	100% des titres
STRATEGY CONSULTORS	à raison de	100% des titres
INAD	à raison de	100% des titres
ALTRAN TECH INC	à raison de	100% des titres
FAGRO	à raison de	100% des titres
CEDATI	à raison de	100% des titres
SIEV	à raison de	100% des titres
ALTRAN DO BRASIL	à raison de	100% des titres
TCBR	à raison de	100% des titres
INFOLEARN	à raison de	100% des titres
GO TOP	à raison de	100% des titres
ALTRAN USA HOLDING	à raison de	100% des titres
ALTRAN CORPORATION	à raison de	100% des titres
et sa filiale :		
- ALTRAN CANADA INC	à raison de	100% des titres
ALTRANTEC CONSULTORIA	à raison de	98% des titres
4 COM	à raison de	100% des titres
ALTRAN USA INC	à raison de	100% des titres
DTS	à raison de	100% des titres
et ses filiales jusqu'au 30 juin 2002 :		
- DTS SOFTWARE CHILE	à raison de	99% des titres
- DTS SOFTWARE COLOMBIA	à raison de	99,87% des titres
- DTS SOFTWARE ARGENTINA	à raison de	99 % des titres
- DTS CONSULTING INC	à raison de	100% des titres
- DTS SOFTWARE LATIN PERU	à raison de	98,52% des titres
- DTS SOFTWARE LATIN AMERICA DE CV MEXICO	à raison de	99,31% des titres
- DTS SOFTWARE LATIN VENEZUELA	à raison de	99,1% des titres
TDA	à raison de	60% des titres
TCDI	à raison de	100% des titres
DE SIMONE & OSSWALD HOLDING AG	à raison de	100% des titres
et ses filiales :		
- D&O AG	à raison de	100% des titres
- D&O ZURICH AG	à raison de	100% des titres
- D&O SOLUTIONS AG	à raison de	100% des titres

(*) entrées dans le périmètre au cours de l'exercice 2002


ALTRAN
TECHNOLOGIES

- D&O CONSULTING AG	à raison de	100% des titres
- D&O BERLIN GMBH	à raison de	100% des titres
IMNET France	à raison de	100% des titres
POLEN INFORMATICA	à raison de	100% des titres
CONSULTRANS	à raison de	100% des titres
GYATA HOLDING BV	à raison de	100% des titres
GYATA MANAGEMENT CONSULTING	à raison de	100% des titres
AG TECHNOLOGY	à raison de	100% des titres
SSCE	à raison de	100% des titres
TRANSMATICA	à raison de	100% des titres
ITBC (anciennement GERE)	à raison de	100% des titres
ENERGY+CONSULT	à raison de	100% des titres
S.D.I	à raison de	100% des titres
SYNECTICS CORPORATION	à raison de	100% des titres
et ses filiales :		
- SYNECTICS INC	à raison de	100% des titres
- SYNECTICS LTD	à raison de	100% des titres
- SYNECTICS IRELAND LTD	à raison de	100% des titres
N.C.S.	à raison de	100% des titres
B.P.I.	à raison de	100% des titres
CYGNITE	à raison de	100% des titres
et ses filiales BIP et BAP	à raison de	100% des titres
GOSCH GMBH	à raison de	100% des titres
ALGOPLUS	à raison de	100% des titres
ALGONORM	à raison de	100% des titres
CONSULTRAN	à raison de	100% des titres
THE JOHNSSON GROUP	à raison de	100% des titres
SERTEC	à raison de	100% des titres
SPOC	à raison de	100% des titres
ALTRAN CONSULTING SOLUTIONS	à raison de	100% des titres
TQM	à raison de	100% des titres
C.S.I.	à raison de	100% des titres
INFO 93	à raison de	100% des titres
et ses filiales :		
- INFO MEDIOS DE PAGO	à raison de	100 % des titres
- IDEAS	à raison de	100 % des titres
- PDP	à raison de	100 % des titres
- INFO93 TRAINING CENTER	à raison de	100 % des titres
D.S.D.	à raison de	100% des titres
DEMETER	à raison de	100% des titres
et ses filiales :		
- SUTHERLAND CONSULTING LTD	à raison de	100% des titres
- SUTHERLAND CONSULTING GMBH	à raison de	100% des titres
SIGMA	à raison de	100% des titres
CITY PEOPLE	à raison de	100% des titres
et sa filiale :		
-CITY CONSULTANTS	à raison de	100% des titres
CONSIGNIT AB	à raison de	100% des titres
et ses filiales :		
- CONSIGNIT LTD	à raison de	100% des titres
- CONSIGNIT I STOCKOLM AB	à raison de	100% des titres
- CONSIGNIT I MALMO AB	à raison de	100% des titres
ATHENA (anciennement OTBA)	à raison de	100% des titres
E-CONSULT	à raison de	100% des titres
S - DOS	à raison de	100% des titres

(*) entrées dans le périmètre au cours de l'exercice 2002

SERTEC INTERNATIONAL	à raison de	100% des titres
*GLOBAL N	à raison de	100% des titres
et ses filiales		
- N CUBO	à raison de	100% des titres
- N TECH	à raison de	100% des titres
*ALTRAN IRELAND	à raison de	100% des titres
*ALTRAN SINGAPORE PTE LTD	à raison de	100% des titres
*ALTRAN TECHNOLOGIES SINGAPORE PTE LTD	à raison de	100% des titres
*ALTRAN CONSULTING SYSTEMS INC	à raison de	100% des titres
*S.E.A	à raison de	100% des titres
*MEDIA CONSULTORES	à raison de	100% des titres
*INVALL	à raison de	100% des titres
*CHS DATA SYSTEMS	à raison de	100% des titres
*IMAGITEK	à raison de	100% des titres
*HILSON MORAN	à raison de	100% des titres
*LITTLE DACEE GMBH	à raison de	99.54% des titres
*ARTHUR D. LITTLE GERMANY	à raison de	100% des titres
*ARTHUR D. LITTLE AUSTRIA	à raison de	100% des titres
*CCL ACQUISITION LTD	à raison de	100% des titres
*CAMBRIDGE CONSULTANTS LTD	à raison de	100% des titres
*ARTHUR D. LITTLE UK LTD	à raison de	100% des titres
*LILLA BOMEN CONSULTANT AB	à raison de	100% des titres
*ARTHUR D. LITTLE SWEDEN AB	à raison de	100% des titres
*WHOM AG	à raison de	100% des titres
*ARTHUR D. LITTLE SCHWEIZ	à raison de	100% des titres
*ARTHUR D. LITTLE HOLDING JAPAN	à raison de	100% des titres
*ARTHUR D. LITTLE JAPAN INC	à raison de	100% des titres
*BARNAZ HOLDING02 SL	à raison de	98.26% des titres
*C-QUENTIAL SPAIN	à raison de	100% des titres
*LITTLE ACQUISITION CO KOREA PTE	à raison de	100% des titres
*C-QUENTIAL France	à raison de	100% des titres
*LITTLE ITALY SRL	à raison de	99.54% des titres
*ARTHUR D. LITTLE BENELUX BELGIUM N.V	à raison de	100% des titres
*C-QUENTIAL YUHAN HOSEA	à raison de	100% des titres
*ICEACSA	à raison de	100% des titres
*USM ENDECAR	à raison de	100% des titres
*ARTHUR D. LITTLE NORTH AMERICA	à raison de	100% des titres
*ADVANTEC	à raison de	100% des titres
*ARTHUR D. LITTLE INC	à raison de	100% des titres

(*) entrées dans le périmètre au cours de l'exercice 2002

Toutes ces sociétés ont été retenues dans le périmètre de consolidation et consolidées selon la méthode de l'intégration globale.

Du fait de l'existence d'un litige, les comptes de la société brésilienne DTS et de ses filiales arrêtés au 31 décembre 2002 n'ont pu être obtenus dans les délais. La consolidation du groupe DTS a donc été effectuée sur la base de la dernière situation revue du 30 juin 2002 et les titres ont été figés à leur valeur d'équivalence.


ALTRAN
TECHNOLOGIES

Principes comptables et méthodes d'évaluation

a) Principes généraux et date d'arrêté des comptes

Les comptes consolidés sont établis en conformité avec les principes et normes comptables françaises et notamment avec le règlement n° 99-02 du Comité de la Réglementation Comptable homologué le 22 juin 1999.

Toutes les sociétés du Groupe sont intégrées globalement sur la base de leurs comptes arrêtés au 31 décembre 2002, date de clôture de leurs comptes sociaux ou sur la base d'une situation arrêtée au 31 décembre pour les filiales clôturant leurs comptes à une date différente (31 mars, 30 juin ou 30 septembre).

Par ailleurs, la première application du règlement 2000-06 du CRC à compter du 1er janvier 2002 n'a pas entraîné d'incidence significative sur les comptes au 31 décembre 2002.

Les cessions de créances clients qui figuraient en engagements hors bilan au 31 décembre 2001 (53 millions d'euros) sont désormais reclassées en endettement dans les comptes consolidés (25,2 millions au 30 juin 2002, néant au 31 décembre 2002). Par souci de comparabilité, les comptes 2001 ont été retraités selon ce principe :

	2001 publié	2001 retraité
Clients et comptes rattachés	446 543	499 626
Emprunts & dettes établissements de crédit	56 297	109 380

b) Traitement de l'écart de première consolidation et des compléments de prix

Écart d'acquisition

La différence entre le coût d'acquisition des titres des sociétés nouvellement consolidées et la quote-part acquise dans les capitaux propres à la date d'acquisition, constitue l'écart de première consolidation. Cet écart de première consolidation est affecté en totalité à l'écart d'acquisition en l'absence d'écart d'évaluation.

Le prix d'acquisition des titres de participation est constitué, dans la majorité des cas, d'une partie fixe réglée lors de l'acquisition et de compléments de prix annuels et variables, calculés en fonction de l'évolution des résultats futurs des sociétés acquises.

Ces compléments de prix sont généralement applicables sur les cinq ans suivant l'acquisition et viennent augmenter l'écart d'acquisition initial. Ils sont amortis sur la durée de vie résiduelle de l'écart d'acquisition initial.

Les compléments de prix à payer en 2003 au titre des résultats 2002 sont inscrits à l'actif en contrepartie du poste dettes sur immobilisations.

Amortissement des écarts d'acquisition

Ces écarts d'acquisition sont amortis linéairement sur une durée de trente ans.

Ils peuvent aussi faire l'objet d'un amortissement exceptionnel, sans effet sur la trésorerie, suite à un réexamen de la valeur actuelle de chaque écart d'acquisition figurant au bilan consolidé lorsqu'il existe des indices de perte de valeur.

Lorsque de tels indices ont été identifiés, une comparaison a été effectuée entre la valeur nette comptable et sa valeur actuelle, cette dernière correspondant à la plus élevée entre la valeur vénale et la valeur d'usage.

En l'absence de valeur vénale, la méthode des flux nets de trésorerie attendus actualisés a été retenue. Ceux-ci sont déterminés dans le cadre des hypothèses économiques et des conditions d'exploitation prévisionnelles suivantes :

- Les flux de trésorerie utilisés sont issus des plans d'affaires des unités concernées disponibles à la date de l'évaluation, et sont étendus sur une période explicite de cinq ans
- Au-delà de cet horizon, la valeur terminale correspondant à la capitalisation à l'infini du dernier flux de la période explicite est calculée
- Le taux d'actualisation correspond au coût moyen pondéré du capital.

c) Immobilisations incorporelles

Logiciels

Les logiciels créés destinés à usage interne ou à usage commercial sont inscrits principalement en charges. Toutefois, ils peuvent être inscrits à l'actif lorsque les conditions suivantes sont respectées :

- Le projet est clairement identifié et suivi de façon individualisée et fiable ;
- Le projet a de sérieuses chances de réussite technique ;
- Le projet a de sérieuses chances de rentabilité commerciale pour les logiciels destinés à être loués, vendus ou commercialisés ;
- Le groupe manifeste son intention de produire, de commercialiser ou d'utiliser en interne les logiciels concernés.
- Les frais faisant l'objet d'activation sont ceux directs, internes et externes, engagés durant les phases d'analyse organique, de programmation, de tests, et de documentation, pour le développement de ces logiciels.

Autres immobilisations incorporelles

Les autres immobilisations incorporelles comprennent principalement les marques, licences, brevets acquis par le groupe.
Les marques acquises sont comptabilisées au coût d'acquisition. Elles ne font pas l'objet d'amortissement.

d) Immobilisations corporelles

Les immobilisations corporelles sont comptabilisées à leur coût d'acquisition et amorties selon le mode linéaire en fonction de leur durée de vie estimée.

Les durées d'amortissement retenues sont :

Constructions	30 ans
Agencements installations	10 ans
Matériels informatiques et de bureau	4 ans
Mobilier de bureau	10 ans

Valeurs mobilières de placement

Les valeurs mobilières de placement sont comptabilisées au prix d'achat et font l'objet d'une provision si la valeur de marché est inférieure au prix d'acquisition.

Conversion des comptes des sociétés étrangères

Les comptes sociaux des sociétés étrangères ont été convertis selon la méthode suivante :

- les bilans sont convertis au taux de change en vigueur à la clôture de l'exercice,
- les comptes de résultat au taux moyen de l'exercice.

Les écarts de change en résultant sont affectés en capitaux propres.


ALTRAN
TECHNOLOGIES

Evaluation des dettes et des créances en monnaies étrangères
Les écarts de conversion sont affectés en capitaux propres lorsqu'ils sont constatés sur des créances et des dettes à long terme libellées en monnaies étrangères des pays ne participant pas à la zone Euro. Dans le cas contraire, ils sont inscrits en résultat.

Fiscalité différée
L'impôt différé est calculé en report variable selon la méthode de la conception étendue.
Un impôt différé actif est constaté sur les déficits fiscaux reportables lorsque leur imputation sur des bénéfices futurs est probable.

Reconnaissance du chiffre d'affaires
Le chiffre d'affaires correspond au montant des prestations de services et des ventes de matériel liées aux activités courantes du groupe.

Dans le cadre d'un contrat global, lorsque les prestations sont échelonnées sur au moins deux exercices, les règles suivantes sont applicables : le chiffre d'affaires et le résultat sont enregistrés selon la méthode du pourcentage d'avancement des travaux, ce lorsque les conditions suivantes sont respectées :

- inventaire et évaluation des travaux en cours à la clôture de l'exercice ;
- acceptation par le cocontractant, prévue dans le contrat, ou pouvant s'apprécier en fonction des usages ;
- existence d'outils de gestion ou de comptabilité analytique permettant de valider le pourcentage d'avancement et de réviser, au fur et à mesure de l'avancement, les estimations de charges, de produits et de résultat.

Parallèlement, les charges sont constatées en fonction de l'avancement de la réalisation des prestations.

Résultat exceptionnel
Altran enregistre en résultat courant les opérations résultant de l'exploitation normale, à l'exclusion des éléments exceptionnels.
Ces derniers incluent les produits et charges résultant d'événements ou d'opérations clairement distincts de l'exploitation normale du Groupe et qui sont anormaux quant à leur montant ou leur incidence, ou surviennent rarement.

Correction d'erreurs
Conformément à l'avis CNC n° 97-06, la correction d'erreurs portant sur les comptes de 2001 est enregistrée dans le résultat de l'exercice au cours duquel ces erreurs ont été constatées, à savoir l'exercice 2002. Toutefois, son incidence après impôt est présentée sur une ligne séparée du compte de résultat intitulée "correction d'erreurs". En outre, il est présenté dans les faits marquants de l'exercice la nature des erreurs corrigées accompagnée d'un compte de résultat simplifié retraité.

Retraite
La constitution des retraites des salariés du Groupe a lieu conformément aux lois et usages des pays dans lesquels il est implanté. Ce régime est principalement celui des prestations à cotisations définies.

Au Royaume-Uni et en Allemagne, pour deux entités nouvellement acquises, les salariés bénéficient du régime de retraite à prestations définies couvert par des actifs dont la gestion est assurée au travers de fonds de pension constituant des entités légales séparées. Ces engagements de retraite sont évalués par des actuaires indépendants. Ce traitement se traduit par l'enregistrement d'engagements de retraite à l'actif et au passif du bilan, les cotisations étant appréhendées dans le résultat de l'exercice d'engagement.


ALTRAN
TECHNOLOGIES

Faits marquants de l'exercice

a) Achat de la marque et des activités Arthur D.Little

Le groupe a acquis au cours du premier semestre la marque Arthur D.Little (ADL) au plan mondial.

Il a aussi apporté son concours financier lors du rachat par les salariés des activités non-américaines du groupe Arthur D.Little. Au cours du 1er semestre, il a exercé ses options d'achat sur les activités situées principalement en Europe. Au 31 décembre 2002, il existe 4 sociétés hors Europe détenues à 15% et donc non consolidées, pour lesquelles les options restent à exercer et dont le poids par rapport à l'ensemble Arthur D. Little n'est pas significatif. Les engagements y afférents sont mentionnés au paragraphe (c) p. 85.

b) Information pro-forma

Dans le cadre de la clôture des comptes 2002, des travaux approfondis ont été diligentés et ont mis en évidence des erreurs relatives aux comptes de l'exercice clos le 31 décembre 2001.
L'incidence de ces erreurs a été comptabilisée nette d'impôt sur la ligne " corrections d'erreurs " du compte de résultat 2002 et se décompose comme suit :

(en milliers d'euros)

Chiffre d'affaires :	(26 727)
Dénouement d'un engagement financier :	(5 342)
Autres dépréciations :	(7 908)
Effet d'impôt :	7 276
Total des corrections d'erreurs :	(32 701)

Le groupe estime qu'il a mis en œuvre les moyens destinés à détecter les erreurs significatives au regard des comptes consolidés du groupe.
Les montants des principaux postes du compte de résultat et du bilan au 31 décembre 2001, avant et après corrections sont présentés ci-après au regard des montants des mêmes postes au 31 décembre 2002.

(en milliers d'euros)

	2001 Publié	2001 retraité	2002
Chiffre d'affaires	1 278 608	1 251 881	1 372 862
Résultat d'exploitation	233 604	200 779	67 373
Résultat financier	- 5 861	- 11 203	- 27 706
Résultat exceptionnel	- 2 750	- 4 560	6 452
Résultat net avant amortissement	134 280	101 402	20 078
Amortissement des écarts d'acquisition	-13 266	-13 266	-96 747
Corrections d'erreurs			-32 701
Résultat net groupe	120 837	88 136	- 109 344
Capitaux propres	380 178	347 477	250 365
Résultat par action			
* de base :	1,32		- 1,18
* dilué :	1,31		- 1,18
Résultat par action corrigé			
* de base corrigé :		0,96	-0,83
* dilué corrigé :		0,99	-0,83


ALTRAN
TECHNOLOGIES

Détails des postes du bilan & du compte de résultat

a) Incidence des entrées de périmètre

Les données pro forma présentant l'incidence de l'acquisition des activités A.D. Little sur les comptes consolidés au 31 décembre 2001 ne peuvent être communiquées, le groupe ne disposant pas des comptes préalables à l'acquisition correspondant aux structures ou activités rachetées. En conséquence, seule est indiquée ci-après, l'incidence des entrées de périmètre de l'exercice, sur les principaux postes du bilan et du compte de résultat de 2002.

(en milliers d'euros)

Actif		Passif	
Actif immobilisé	160 984	Provisions	46 799
Créances	74 113	Dettes financières	7 376
Trésorerie	33 583	Autres Dettes	58 008

Compte de résultat	
Chiffre d'affaires	171 294
Résultat d'exploitation	29 785
Résultat net avant amortissement des écarts d'acquisition	23 553

b) Immobilisations incorporelles

(en milliers d'euros)

	Valeur en début d'exercice	Augmentation de l'exercice	Diminution de l'exercice	Variation de périmètre	Écarts de conversion	Valeur en fin d'exercice
Immobilisations incorporelles	30802	41961	- 3331	11188	- 36	80584
Amortissements	9073	5061	- 1963	1782	- 152	13801

Ces immobilisations incorporelles correspondent principalement à :

- des fonds de commerce (valeur brute : 22 971 milliers d'euros)
- des logiciels et licences (valeur brute : 18 316 milliers d'euros)
- la marque Arthur D.Little (valeur brute : 33 003 milliers d'euros)
- des frais de recherche et de développement immobilisés (valeur nette : 1 624 milliers d'euros). Ceux-ci sont amortis en linéaire sur une durée moyenne de 3 ans.


ALTRAN
TECHNOLOGIES

c) Variation des écarts d'acquisition et des amortissements

(en milliers d'euros)

	Valeur en début d'exercice	Augmentation de l'exercice	Sorties de l'exercice	Autres mouvements	Valeur en fin d'exercice
Ecarts d'acquisition bruts	496 331	158 379		31	654 741
Amortissements	41 694	20 330		6 636	68 660
Amortissements exceptionnels	0	76 418			76 418
Ecarts d'acquisition nets	454 637	61 631		- 6 605	509 663

L'augmentation des écarts d'acquisition correspond pour 46 360 milliers d'euros à des compléments de prix sur les acquisitions des années antérieures et pour 112 019 milliers d'euros aux écarts d'acquisition sur les filiales entrées en 2002.

La charge d'amortissement des écarts d'acquisition s'est élevée à 96,7 millions d'euros en 2002. Cette charge d'amortissement comprend l'amortissement exceptionnel de 76,4 Millions d'euros. Celui-ci a porté sur 22 filiales dont la valeur comptable des écarts d'acquisition s'élève à 128 millions d'Euros et dont 14 ont fait l'objet d'un amortissement intégral.

Par ailleurs, 6,7 millions ont été rapportés au résultat d'exploitation.

d) Immobilisations corporelles

(en milliers d'euros)

	Valeur en début d'exercice	Augmentation de l'exercice	Diminution de l'exercice	Variation de périmètre	Ecarts de conversion	Valeur en fin d'exercice
Immobilisations corporelles	75 185	17 396	- 6 873	34 889	- 3 303	117 294
Amortissements	35 694	13 403	- 4 744	18 795	- 1 619	61 529

e) Immobilisations financières

(en milliers d'euros)

	2002			2001
	Valeur brute	Provisions	Valeur nette	Valeur nette
Titres de participation	8 844	1 279	7 565	649
Autres titres immobilisés	7 436	498	6 938	1 320
Autres immobilisations financières	31 408	2 406	29 002	15 407
Total	47 688	4 183	43 505	17 376



Les principaux éléments du poste " titres de participation " au 31 décembre 2002 sont les suivants :

	% de détention	Valeur nette
Little Acquisition Co Hong Kong et Little acquisition Co Singapore	15 %	1 724
Little Do Brasil	15 %	1 743
Groupe DTS *	100 %	3 096
Total		6 563

* Titres DTS figés à leur valeur d'équivalence au 30 juin 2002 hors goodwill.

Les autres immobilisations financières comprennent essentiellement les actifs à long terme constitués en couverture des fonds de pension ainsi que les prêts, dépôts et cautionnements.

f) Créances

Etat des échéances des créances

(en milliers d'euros)

	Montant brut	moins de 1 an	de 1 à 5 ans	plus de 5 ans
Acomptes versés sur commandes	728	728		
Clients et comptes rattachés	412 744	412 744		
Autres créances	148 688	148 688		
Total	562 160	562 160		

g) Valeurs mobilières de placement

La valeur de marché des valeurs mobilières de placement au 31 décembre 2002 s'élève à 42 028 milliers d'euros, à comparer à une valeur nette comptable de 41 823 milliers d'euros.

h) Variation des Capitaux Propres consolidés

(en milliers d'euros)

	Capital	Prime	Réserves consolidées	Résultat de l'exercice	Ecarts de conversion	Total capitaux propres
Capitaux propres (part du groupe) au 31 décembre 2001	45 858	9 106	206 237	120 837	- 1 860	380 178
Augmentation de capital	959	11 355				12 314
Titres de l'entreprise consolidante			- 9 040			- 9 040
Affectation du résultat 2001			120 837	- 120 837		
Dividendes versés			- 18 343			- 18 343
Résultat consolidé 2002				- 109 344		- 109 344
Variation des écarts de conversion					- 5 452	- 5 452
Autres mouvements			52			52
Capitaux propres (part du groupe) au 31 décembre 2002	46 817	20 461	299 743	- 109 344	- 7 312	250 365

Le montant des écarts de conversion liés aux devises de la zone Euro, inclus dans les capitaux propres s'élève à -224 milliers d'euros. Les écarts de conversion constatés sur des créances et des dettes à long terme libellées en monnaies étrangères des pays ne participant pas à la zone Euro ont été affectés en capitaux propres pour un montant de 6 065 milliers d'euros, générant une économie d'impôt de 2 millions d'euros. Altran a par ailleurs procédé au rachat de 114 000 de ses propres actions en 2000. Ces titres d'autocontrôle ont été portés en diminution des capitaux propres consolidés pour un montant de 9 040 milliers d'euros. L'augmentation de 12 314 milliers d'euros des postes capital et primes, résulte de la levée des stocks options du plan 1997 venu à expiration le 4 novembre 2002.

i) Provisions pour risques et charges

(en milliers d'euros)

	2002	2001
Provisions pour risques et charges	42 703	14 203
Ecart d'acquisition négatif	8 448	
Provision pour impôt différé passif	11 928	2 125
Total	**63 079**	**16 328**

(en milliers d'euros)

	Valeur en début d'exercice	Dotations de l'exercice	Reprises de l'ex. (utilisées)	Reprises de l'ex. (non utilisées)	Variation de périmètre	Ecarts de conversion	Autres mouvements	Valeur en fin d'exercice
Provisions pour pensions	0	1 133	- 421		13 682	- 350	45	14 089
Autres provisions pour risques	13 924	6 348	-1 962	- 1 536	353	-2 197	0	14 930
Autres provisions pour charges	278	1 417	- 1 869		14 104	3	- 249	13 684
Total	**14 202**	**8 898**	**- 4 252**	**- 1 536**	**28 139**	**- 2 544**	**- 204**	**42 703**

Les autres provisions pour charges correspondent principalement aux coûts de restructuration provisionnés dans les sociétés Arthur D Little.

Les autres provisions pour risques sont relatives essentiellement à des litiges clients et risques prud'homaux et fiscaux.

Sachant que les reprises de provisions non utilisées concernent des risques provisionnés lors de l'acquisition des sociétés, un amortissement du goodwill afférent à ces sociétés a été comptabilisé corrélativement.

Les sociétés entrées au cours de l'exercice contribuent en totalité aux provisions pour fonds de pensions et à hauteur de 17 745 milliers d'euros dans les autres provisions pour risques et charges.

j) Emprunts & dettes financières

(en milliers d'euros)

	Valeur en début d'exercice	Nouveaux emprunts de l'exercice	Remboursement de l'exercice	Variations de prérimètre	Ecarts de conversion	Autres mouvements	Valeur en fin d'exercice
Emprunt obligataire Convertible	448 498	0	- 17 943	0	0	- 2	430 553
Intérêts courus sur Emprunt obligataire	15 697	15 697	- 15 697	0	0	0	15 697
Emprunts auprès des Etablissements de crédit	56 297	101 578	- 5 286	7 499	- 1 086	0	159 002
Autres dettes financières	18 980	29 852	- 4 613	110	- 169	- 2 613	41 547
Total	**539 472**	**147 127**	**- 43 539**	**7 609**	**- 1 255**	**- 2 615**	**646 799**

L'échéancier des dettes financières inscrites au bilan au 31 décembre 2002 est le suivant :

(en milliers d'euros)

	Total	moins de 1 an	de 1 à 5 ans	plus de 5 ans
Emprunt obligataire convertible	446 250	15 697	430 553	0
Etablissements de crédit	159 002	128 237	21 868	8 897
Réserve spéciale de Participation	23 004	1 214	21 790	0
Autres	18 543	18 181	338	24
Total	**646 799**	**163 329**	**474 549**	**8 921**

La trésorerie disponible est de 218 363 milliers d'euros (211 441 milliers d'euros net de dépréciation).


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Les dettes ont été contractées en devises hors zone Euro et dans la zone Euro selon la ventilation suivante :

Zone Euro	628 091
Zone hors Euro	18 708

La majorité des dettes financières auprès des établissements de crédit est contractée à taux variable essentiellement indexée sur le taux de référence EURIBOR ou EONIA.

Emprunt obligataire

Altran Technologies a émis en juillet 2000 un emprunt obligataire avec option de conversion en actions nouvelles et/ou d'échange en actions existantes, d'un montant de 448 500 milliers d'euros composé de 1 725 000 obligations au nominal de 260 euros (devenu 5 175 000 obligations à 86,67 Euros suite à la multiplication par 3 du nombre de titres le 2 janvier 2001), et pour une durée de 4 ans et 158 jours.
La rémunération servie est de 3,50 % l'an, payable à terme échu le premier janvier de chaque année.
La conversion en actions par les porteurs d'obligations, peut se faire à tout moment à dater du 26 juillet 2000.

21 obligations ont été converties en actions en 2002.

La société a par ailleurs procédé au rachat de 69 010 obligations convertibles dont l'annulation a permis de dégager un profit exceptionnel brut de 7 759 milliers d'euros.

Lignes de crédit à moyen terme

Le Groupe dispose de trois lignes de crédit à moyen terme :

- **100 millions d'euros avec la Caisse Régionale de Crédit Agricole Mutuel de Paris et d'Ile de France** répartis comme suit :
  - 30 millions d'euros sur une durée de 7 ans, à taux fixe, à compter du 31 mai 2002; principal amortissable par échéances trimestrielles égales.
  - 70 millions d'euros sur une durée de 7 ans à compter du 24 mai 2002, à taux variable , amortissable en 7 annuités égales.

  Le maintien de ces deux lignes de crédit n'est pas soumis à des covenants financiers chiffrés, mais à une clause générale permettant à la banque de mettre en œuvre une clause d'exigibilité anticipée " dans le cas de survenances d'un changement significatif défavorable de nature juridique ou financière dans la structure, le statut ou l'activité de l'emprunteur ou d'une filiale de l'emprunteur ".

  Il a été demandé à la banque prêteuse une renonciation à l'exigibilité anticipée du fait des résultats de l'exercice 2002. A la date de publication de ce document, la réponse de la banque n'était pas encore connue.

- **50 millions d'euros avec la BNP Paribas**
  Cette ligne de crédit est utilisable pendant 5 ans à compter du 15 juillet 2002, à taux variable. Elle est amortissable en 4 annuités, la première étant fixée au 15 juillet 2004.

  Au delà des clauses classiques ("negative pledge", "pari passu"), le crédit comporte une clause d'exigibilité anticipée dès lors qu'à la clôture de chaque exercice :
  - le rapport endettement financier net sur situation nette consolidée est supérieur à 1,2
  - le rapport endettement financier net sur excédent brut d'exploitation consolidé est supérieur à 2

  Ces ratios financiers n'étant pas respectés au 31 décembre 2002, le groupe a demandé à la banque les conditions dans lesquelles elle accepterait de ne pas exercer sa clause d'exigibilité anticipée. A la date de publication de ce document, la réponse de la banque n'était pas encore connue.


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• **50 millions d'Euros avec la Société Générale**

Cette ligne de crédit est utilisable pendant 5 ans à compter du 31 juillet 2002, sous réserve d'un amortissement semestriel par échéance de 5 millions d'euros, la première échéance étant fixée au 31 janvier 2003. Elle est assortie d'un taux variable.

Elle est assortie d'une clause d'exigibilité facultative au cas où, à la clôture de chaque exercice :
- le rapport endettement financier net sur situation nette comptable est supérieur à 1
- le rapport endettement financier net sur excédent brut d'exploitation est supérieur à 2,5

Ces ratios financiers n'étant pas respectés au 31 décembre 2002, le groupe a demandé à la banque les conditions dans lesquelles elle accepterait de ne pas exercer sa clause d'exigibilité anticipée. A la date de publication de ce document, la réponse de la banque n'était pas encore connue.

Etat des échéances des autres dettes

(en milliers d'euros)

	Total	moins de 1 an	de 1 à 5 ans	plus de 5 ans
Fournisseurs et comptes rattachés	68 340	68 340		
Dettes fiscales & sociales	250 461	250 461		
Dettes sur immobilisations	134 993	134 993		
Autres dettes	12 288	12 288		
Total	**466 082**	**466 082**		

Les dettes sur immobilisations correspondent pour 925 milliers d'euros à des dettes relatives à l'acquisition d'immobilisations corporelles et incorporelles et pour 134 068 milliers d'euros à des dettes sur titres et sur compléments de prix à payer au titre de l'exercice 2002.

Ces dettes incluent :
- 20.1 millions d'euros de complément de prix comptabilisé en 2001 au titre du groupe DTS et faisant l'objet d'un litige;
- 82 millions d'euros de second paiement de partie fixe payés en 2003 etrelatif aux acquisitions réalisées en 2002;
- 33 millions d'euros d'earn-out à verser en 2003 compte tenu des résultats des sociétés sous earn-out en 2002.

k) Chiffre d'affaires

Le chiffre d'affaires est réalisé

• en France pour 660 073 milliers d'euros

• hors de France pour 712 789 milliers d'euros

et correspond, dans sa quasi totalité, à des prestations de services dans la seule activité exercée par le groupe, le consulting.

La répartition du chiffre d'affaires par zone géographique, correspondant au mode d'organisation interne du groupe, s'analyse ainsi :

(en milliers d'euros)

	2002	2001 publié	2001 retraité
France	660 073	693 861	685 099
Allemagne	105 708	41 421	41 237
Benelux	98 622	98 167	97 965
Espagne	118 400	108 514	97 378
Grande Bretagne	86 028	48 609	48 586
Italie	123 157	118 885	116 785
Suisse	55 039	44 303	44 270
Brésil	24 263	48 265	47 556
Etats-Unis	39 495	31 946	31 946
Autres	62 077	44 637	41 059
Total	**1 372 862**	**1 278 608**	**1 251 881**


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I) Compte de résultat

Achats et services extérieurs

(en milliers d'Euros)

	2002	2001 publié
Achats		
Matériel	5 912	5 145
Divers	2 851	1 518
Total achats	8 763	6 663
Services extérieurs		
Sous-traitance	72 781	71 376
Location bureaux	40 159	28 517
Voyages, déplacements, missions	66 713	57 555
Honoraires	23 273	19 633
Divers	78 485	59 888
Total services extérieurs	281 411	236 969

Résultat financier

(en milliers d'euros)

	2002	2001 publié
Perte de change nette	-3 690	2 321
Intérêts relatifs à l'emprunt obligataire	- 15 540	-15 697
Intérêts bancaires sur autres financements	- 7 222	- 2 776
Dotation aux provisions pour dépréciation	- 4 600	- 29
Revenus des placements	4 278	11 483
Autres charges et produits financiers nets	-932	-1 163
Résultat financier	-27 706	- 5 861

Résultat exceptionnel

(en milliers d'euros)

	2002	2001 publié
Résultat net des cessions d'immobilisations	- 790	-205
Produits et charges nets sur opérations de gestion	836	-635
Dépréciations nettes	-1 796	-1 928
Autres charges et produits exceptionnels nets	8 202	18
Résultat exceptionnel	6 452	-2 750

Le résultat exceptionnel comprend notamment :

- un profit exceptionnel de 7 759 milliers d'euros généré par le rachat de 69 010 obligations convertibles (se référer au paragraphe correspondant, page 55).
- des dotations aux provisions pour risques et pour dépréciation exceptionnelle à hauteur de 4 721 milliers d'euros.


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m) Impôts sur les bénéfices

(en milliers d'euros)

L'impôt comptabilisé correspond à l'impôt sur les bénéfices	33 847
- diminué de l'impôt différé actif net	9 949
- et des crédits d'impôt formation et recherche	650
	23 248

Les provisions pour impôts différés passif de 11 928 milliers d'euros ainsi que les créances d'impôts différés actif qui figurent en autres créances pour 40 631 milliers d'euros concernent les impositions différées calculées sur :

- les décalages temporaires, qui sont principalement la participation des salariés, l'Organic et les charges à étaler,
- les déficits fiscaux reportables dont l'imputation sur les déficits futurs est probable. Ces déficits fiscaux non utilisés représentent une économie potentielle d'impôts de 13 041 milliers d'euros.

Les différences entre l'impôt sur les sociétés pris en charge et l'impôt théorique obtenu en appliquant le taux d'imposition français sont les suivantes :

(en milliers d'euros)

Charge d'impôt théorique au taux de la maison mère (34,33%)	14 874
• Diminutions résultant de :	
- Crédits d'Impôts	650
• Augmentations résultant de :	
- Non activation de déficit reportable	6 365
- Différentiel de taux des pays étrangers	2 353
- Autres différences permanentes	406
Impôt effectif constaté	**23 248**
Taux d'impôt effectif	**53,66%**

Autres informations financières

a) Options de souscription d'actions

Les Assemblées Générales Extraordinaires du 26 juin 1996 et du 17 juin 1999 ont autorisé le Conseil d'Administration à proposer des options de souscription d'actions aux salariés du groupe. Au cours de l'exercice 2002, les principales caractéristiques des plans sont les suivantes :

Plan d'options de souscription d'actions	*Plan 1999*	*Plan 2000*	*Plan 2001*
Date d'assemblée	26/06/1996	26/06/1996	17/06/1999
Date du conseil d'administration	26/04/1999	11/04/2000	10/10/2001
Nombre total d'actions pouvant être souscrites	2 254 050	792 429	602 319
Dont nombre d'actions pouvant être souscrites par les 10 personnes les mieux rémunérées incluant le comité de direction	304 400	135 750	80 300
Point de départ d'exercice des options	1/07/2003	1/07/2004	10/10/2005
Date d'expiration	26/04/2004	11/04/2005	10/10/2006
Prix de souscription (en Euros)	25,56	81,33	41,99
Nombre d'actions souscrites au 31/12/2002	0	0	0


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Au 31 décembre 2002, le nombre de stock options attribuées antérieurement à l'exercice et non exercées à cette date est de 3 648 798 (après multiplication par trois du nombre d'actions le 02 janvier 2001) donnant vocation au même nombre d'actions. Le nombre d'options levées en 2002 est de 1 917 729 sur un total pouvant être souscrit de 2 148 408 au titre du plan de l'année 1997. Aucun plan n'a été attribué en 2002.

b) Engagements relatifs aux indemnités de départ à la retraite

Les modalités habituelles de calcul des engagements relatifs aux indemnités de départ en retraite, compte tenu de l'âge moyen des salariés (31 ans), aboutissent à un montant non significatif.

c) Autres engagements hors bilan

Les engagements commerciaux et bancaires en date du 31 décembre 2002 sont synthétisés dans le tableau suivant :

(en milliers d'euros)

	31.12.2002	31.12.2001
Engagements donnés :		
- cautions, avals et garanties donnés	52 443	26 512
- dettes garanties par des sûretés réelles	0	1 475
- effets escomptés non échus	1 102	11 034
- engagements de crédit-bail	658	379
- titres de participation : Complément de prix d'acquisition variable en fonction des résultats futurs de la société acquise sur une période en général de cinq ans	NA (Note complémentaire a))	NA (Note complémentaire a))
- cession de créances professionnelles	0	42 089
Engagements reçus :		
- cautions, avals et garanties reçus	303	798

Outre ce qui précède, Altran et ses filiales ont souscrit divers engagements hors bilan relatifs à certaines opérations spécifiques qui sont les suivantes:

- Dans le cadre de l'acquisition des activités du groupe Arthur D.Little hors des Etats-Unis intervenue en avril 2002, Altran a acquis en mars 2003, avec effet rétroactif au 31 mai 2002, le groupe Aktiva VIP Holding, créé en mai 2002 et ayant lui-même acquis principalement le sous-groupe C-quential composé de 19 filiales situées dans 19 différents pays en dehors des Etats-Unis. Ce sous-groupe C-quential a été créé en 2000 par les anciens propriétaires de Arthur D.Little dans le cadre d'un projet, non réussi, d'introduction en bourse de l'activité de télécommunications.

  Au cours de 2002, les filiales opérationnelles du sous-groupe C-quential ont été transférées aux holdings de chaque pays. Certaines étaient également en cours de transfert au 31 décembre 2002.
- Des options d'achat et de vente de titres sur les sociétés suivantes ont par ailleurs été consenties au groupe et sont restées non encore exercées au 31 décembre 2002 :

- Little Dacee Gmbh (Allemagne), détenue à 99,54%
- Barnaz Holding 02 S.L. (Espagne), détenue à 98,26%
- Consultores 14022002 C.A. (Vénézuela), détenue à 15%
- Little Brasil Participações SC Ltda (Brésil), détenue à 15%
- Little Acquisition Co. Hong Kong Pte Ltd (Hong Kong), détenue à 15%
- Little Acquisition Co. Singapore Pte Ltd (Singapore), détenue à 15%

• Dans le cadre de la participation du groupe à 100 % dans le capital de Control Solutions international - C.S.I., le groupe détient une option d'achat qui lui permet d'acquérir à concurrence de 100% les titres de Control Solutions international of California Inc., à tout moment. Le prix d'acquisition de ces titres est fixé à 10 dollars. Par ailleurs, il a été consenti sous condition une option de vente aux actionnaires au même prix de 10 dollars.

d) Informations sur les litiges en cours

DCE Holding B.V. a fait l'objet de redressements suite à un contrôle de l'Administration fiscale néerlandaise. Ces redressements sont contestés par le Groupe qui considère, sur avis de ses conseils, que ces redressements n'ont pas de fondement réel.

Un litige oppose également trois sociétés du Groupe à Ilyad Value. Le Groupe réclame à Ilyad Value le solde des paiements dus et s'élevant à 3,5 millions d'euros, relatifs aux études et modules de formation cédés à Ilyad en 2001. La créance détenue par le Groupe sur Ilyad Value a été provisionnée à 100 %. Ilyad Value, quant à elle, réclame le remboursement des montants qu'elle a payés au Groupe, majorés des intérêts de retard. Le Groupe estime, sur avis de ses conseils, que la réclamation d'Ilyad Value est sans fondement.

e) Evénements significatifs postérieurs à la clôture

Le groupe a investi en décembre 2000 en titres d'une société étrangère cotée et en titres Altran en vue d'une prise de participation devant faire l'objet partiellement d'une rémunération par échange de titres.
Bien que cette opération ne se soit pas réalisée, les titres ont été conservés et enregistrés dans les comptes 2002 par imputation sur les capitaux propres pour les titres d'autocontrôle Altran et par constatation d'une charge financière de 5,6 millions d'euros nette d'impôts (dont 3,7 millions d'euros se rapportent à l'exercice 2001) pour les titres de la société étrangère.
Cette opération a été dénouée en mars 2003 avec une perte supplémentaire de 0.8 millions d'Euros.

f) Rémunérations des dirigeants

Le montant global des rémunérations allouées au titre de l'exercice aux membres des organes d'administration et de direction à raison de leurs fonctions dans l'entreprise consolidante et dans les entreprises contrôlées s'est élevé à 3,5 millions d'euros.

g) Effectif moyen

	2002	2001
Cadres	15 443	16 013
Employés	1 208	1 609
Effectif total	**16 651**	**17 622**


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Note complémentaire à l'annexe

a) Méthodologie de calcul des compléments de prix

Rappel du principe des earn-out :

- Les acquisitions du groupe sont acquittées au travers d'un paiement initial fixe et d'un programme d'earn-out de 5 années en général,
- le paiement et le calcul des compléments de prix variable est fonction d'un accroissement chaque année du *résultat net de la société sous earn-out*,
- s'il n'y a pas de hausse du résultat net une année donnée par rapport au plus haut niveau historique il n'y a pas de paiement d'earn-out au titre de l'année considérée.



Résultat net
Earn-out
Earn-out
Pas d'Earn-out
Earn-out
N
N+ 1
N+ 2
N+ 3
N+ 4
Année

Afin d'estimer les montants d'earn-out qui pourraient être payés dans les années à venir Altran a procédé à un exercice d'évaluation des earn-out futurs basé sur des hypothèses qui sont détaillées ci-après.
Altran a utilisé trois hypothèses de croissance des résultats des sociétés sous earn-out :

- hypothèse de 5% de croissance des résultats chaque année à partir de 2003
- hypothèse de 10% de croissance des résultats chaque année à partir de 2003
- hypothèse de 15% de croissance des résultats chaque année à partir de 2003

Pour construire ces scénarii les sociétés sous earn-out a été divisées en trois catégories :

- <u>Les sociétés en pertes en 2002 et vraisemblablement en pertes en 2003 :</u>

Il a été considéré que ces sociétés ne donneraient lieu à aucun versement de complément de prix pour la reste du programme d'earn-out.

5 sociétés sont dans cette catégorie.

- <u>Les sociétés en pertes en 2002 et qui devraient être à nouveau bénéficiaires en 2003 :</u>

Les projections 2003 ont été utilisées comme base de départ à laquelle ont été successivement appliqué chacune des hypothèses de croissance de nos scénarii pour le reste du programme d'earn-out. Chaque année où le résultat net est supérieur au plus haut résultat atteint donne lieu au versement d'un earn-out.

19 sociétés sont dans cette catégorie.

- <u>Les sociétés bénéficiaires en 2002 :</u>

Nous avons appliqué successivement chacune des hypothèses de croissance de nos scénarii et calculé un earn-out à chaque fois que l'hypothèse de résultat de l'année était supérieur au plus haut niveau précédemment atteint.

39 sociétés sont dans cette catégorie.

Hypothèse de 5% de croissance des résultats nets des sociétés sous earn-out

(en millions d'euros)



140
120
100
80
60
40
20
0
70
60
50
40
30
20
10
0
63
59
44
33
13
1
61,5
61,1
51,9
42,3
15,5
2,3
17,8
10,3
7,0
6,3
2,7
0,3
2003
2004
2005
2006
2007
2008
Hypothèse d'earn out à payer en n+1
Hypothèse de résultat net des sociétés sous EO
Nombre de sociétés sous EO

Earn out à payer en n+1 fonction des résultats de l'année n.
Exemple : 17.8 millions d'euros à payer en 2004 compte tenu d'un résultat net 2003 de 61.5 millions d'euros



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Hypothèse de 10% de croissance des résultats nets des sociétés sous earn-out

(en millions d'euros)



140
120
100
80
60
40
20
0
70
60
50
40
30
20
10
0
63
59
44
33
13
1
63,8
64,9
58,8
49,7
19,0
3,1
23,9
17,1
14,2
12,3
5,4
0,8
2003
2004
2005
2006
2007
2008
Hypothèse d'earn out à payer en n+1
Hypothèse de résultat net des sociétés sous EO
Nombre de sociétés sous EO

Earn out à payer en n+1 fonction des résultats de l'année n.
Exemple : 23.9 millions d'euros à payer en 2004 compte tenu d'un résultat net 2003 de 63.8 millions d'euros

Hypothèse de 15% de croissance des résultats nets des sociétés sous earn-out


(en millions d'euros)



140
120
100
80
60
40
20
0
70
60
50
40
30
20
10
0
63
59
44
33
13
1
66,1
70,0
66,3
58,2
23,1
4,0
29,9
24,6
22,5
19,9
9,0
1,6
2003
2004
2005
2006
2007
2008
Hypothèse d'earn out à payer en n+1
Hypothèse de résultat net des sociétés sous EO
Nombre de sociétés sous EO

Earn out à payer en n+1 fonction des résultats de l'année n.
Exemple : 29.9 millions d'euros à payer en 2004 compte tenu d'un résultat net 2003 de 66.1 millions d'euros

Ces scenarii ont pour objectif de permettre aux actionnaires et investisseurs de bâtir leurs hypothèses de décaissements au cours des prochains exercices, liés aux acquisitions déjà réalisées. Ils ne permettent pas de déduire contrairement à ce qu'avait annoncé le groupe que les earn-out sont autofinancés par les cash-flows de ces sociétés.

Aussi le groupe Altran a proposé aux sociétés sous earn-out d'adapter le programme d'earn-out afin qu'il intègre une dimension relative à la génération de trésorerie de ces sociétés. Ainsi depuis l'été 2003 il a été proposé aux sociétés de réduire le montant possible d'earn-out qui pourrait être perçu en cas d'accroissement du résultat et ce en contrepartie :

- du versement d'un pourcentage fixe du résultat net;
- du décaissement de l'earn-out en fonction de l'évolution du compte clients de la société. Ainsi une société ayant un compte clients représentant 90 jours de chiffre d'affaires recevra immediatement 75% de l'earn-out auquel elle aurait droit compte tenu de ses résultats ; le solde de l'earn-out étant payé une fois le compte clients totalement recouvré.

Ces aménagements, qui ont été acceptés par 21 sociétés sous earn-out, ont pour objectif d'améliorer la couverture par les cash-flows générés par les sociétés sous earn-out des paiement acquittés en leur faveur. Lors des résultats annuels, un bilan des sociétés, ayant accepté cette nouvelle formule sera présenté. Les simulations d'earn-out pour les exercices futurs seront mis à jour pour tenir compte de cette nouvelle situation.

b) Honoraires des commissaires aux comptes et des membres de leurs réseaux pris en charge par le groupe Altran Technologies

Exercice couvert : 31/12/2002

(en euros)

	Ernst & Young Audit		Concorde Européenne	
	Montant	%	Montant	%
Audit				
- Commissariat aux comptes, certification, examen des comptes individuels et consolidés	1 039 847	91%	1 083 208	100%
- Missions accessoires	90 000	8%	3 000	0%
Sous-total	1 129 847	99%	1 086 208	100%
Autres prestations, le cas échéant				
- Juridique, fiscal, social				
- Technologies de l'information	11 000	1%		
- Audit interne				
- Autres (à préciser si > 10% des honoraires d'audit)				
Sous-total	11 000	1%	0	0%
Total	**1 140 847**	**100%**	**1 086 208**	**100%**

c) Options de souscription d'actions

Plan d'options de souscription d'actions	11/03/2003	24/06/2003
Date d'assemblée	17/06/1999	17/06/1999
Date du conseil d'administration	11/03/2003	24/06/2003
Nombre total d'actions pouvant être souscrites	3 699 845	314 980
Dont nombre d'actions pouvant être souscrites par les 10 personnes les mieux rémunérées incluant le comité de direction	960 000	100 000
Point de départ d'exercice des options	12/03/2007	25/06/2007
Date d'expiration	11/03/2011	24/06/2008
Prix de souscription (en Euros)	3,17	7,18

d) Détail des impôts différés

Décalage temporaire	-4 287 532
Déficit fiscaux & pertes de l'exercice	13 041 402
Retraitement de consolidation	-873 930
ID consolidé	7 879 940
ID social	2 068 871
Total	9 948 811

e) Détail sur l'opération d'Equity swap

Le groupe a acquis en décembre 2000 des titres d'une société étrangère cotée pour une valeur totale de 7,6 millions d'euros et 114 000 de ses propres actions entre le 12 et le 19 décembre 2000 à un prix moyen de 79,3 euros. Ces opérations avaient pour objet la prise de contrôle de cette société étrangère cotée, notamment au moyen d'une opération d'échange de titres.

Cette acquisition ne s'est pas réalisée mais les titres ainsi acquis ont été conservés au travers d'un engagement hors bilan " equity swap " retracé ni dans les comptes 2001 ni dans les comptes au 30 juin 2002. Cet equity swap avait été conclu avec un établissement financier le 29 juin 2001. Le 18 mars 2003, l'equity swap a été débouclé par la cession des titres Altran à un prix moyen de 2,52 euros et des titres de la société étrangère cotée.


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Impact du débouclage de l'equity swap sur le compte de résultat :

Cette opération a généré une perte impactant le résultat financier, se décomposant en une moins-value sur les titres de la société étrangère et des frais de portage relatifs à l'equity swap concernant les titres de la société étrangère et les titres Altran auto-détenus :

	2001	2002	Cumul fin 2002	30.06.03	Cumul 30.06.03
Impact résultat avant impôt	-5 342	-1 523	-6 865	-53	-6 918
Frais de portage	-1 262	-1 262	-171	-1 433	
Impact IS	1 602	826	2 428	67	2 495
Impact résultat net	-3 740	-1 959	-5 699	-157	-5 856

Impact du débouclage de l'equity swap sur les capitaux propres :

S'agissant des titres Altran Technologies achetés et détenus par une filiale pour le compte du groupe, leur comptabilisation en valeurs mobilières de placement dans le bilan au 31 décembre 2000 était inappropriée. En effet, cette comptabilisation en valeurs mobilières de placement ne prend en compte ni le motif de la détention des titres Altran Technologies qui était la rémunération d'une acquisition par échange de titres, ni le fait que l'opération avait été réalisée par une entité du groupe agissant au nom et pour le compte d'Altran Technologies.

Le groupe ayant pris connaissance de la nature exacte de la transaction lors de l'arrêté des comptes au 31 décembre 2002, il a corrigé dans ses comptes l'erreur de comptabilisation initiale en valeur mobilière de placement puis procédé au traitement comptable préconisé par l'article 271 du règlement CRC 99-02 relatif aux titres auto-détenus en portant en diminution des capitaux propres consolidés les titres auto-détenus.

Les titres auto-détenus ont été reclassés en titres immobilisés en application du § 271 du règlement CRC 99-02 car l'analyse en substance de l'opération amène à considérer qu'Altran détenait économiquement les titres au 31 décembre 2002, ce conformément au § 300 du CRC 99-02 privilégiant la réalité d'une opération (sa substance) sur son apparence et dont les modalités d'application sont rappelées dans la recommandation COB/CB pour l'arrêté des comptes 2002 et relative aux montages déconsolidants.

En raison de ce classement, et en application du §271 du règlement 99-02 sur les comptes consolidés, les capitaux propres consolidés du groupe auraient dû être diminués dès la clôture de l'exercice 2000 du montant des titres au-détenus soit 9,040 millions d'euros.

Comptabilisée au 31 décembre 2002, cette régularisation a un impact négatif sur les capitaux propres consolidés du groupe de 9,040 millions d'euros.

L'impact sur les capitaux propres se décompose comme suit :

	31.12.02	30.06.03	Variation
Annulation des titres auto détenus	(9 040)		
Moins value totale		(8 752)	
Impact fiscal		2 625	
Total	(9 040)	(6 127)	2 913

La variation des capitaux propres au 30 juin 2003 de 2,913 millions d'euros peut être analysée comme suit :

- Valeur de cession des titres d'autocontrôle : 0,288 millions d'euros

- Impact fiscal positif : 2,625 millions d'euros

Les pertes latentes identifiées sur ces titres s'élevaient à 3,254 millions d'euros au 31 décembre 2001 et 8,065 millions d'euros au 31 décembre 2002. Ces pertes latentes sont sans incidence sur le montant imputé


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en moins des capitaux propres. Au 30 juin 2003 la perte qui a été constatée dans les capitaux propres s'élevait à 8,752 millions d'euros.

A titre indicatif, si la comptabilisation de l'opération avait suivie son apparence juridique (comptabilisation d'un dérivé), l'impact sur le résultat consolidé aurait été le suivant :

(en milliers d'euros)

31.12.2001	31.12.2002	Cumul fin 2002	30.06.2003	Cumul 30 juin 2003	
Impact résultat avant impôt	(3 254)	(4 811)	(8 065)	(687)	(8 752)
Impact IS	976	1 443	2 419	206	2 625
Impact résultat net	(2 278)	(3 368)	(5 646)	(481)	(6 127)

f) Autres engagements hors bilan

L'acquisition d'Aktiva ayant été réalisée avec effet rétroactif au 31 mai 2002, le groupe doit, à partir de cette date, principalement assumer les coûts de fonctionnement dans l'attente d'une décision de mise en sommeil ou de liquidation de chaque entité. A ce titre, une provision a été constituée dans les comptes de 2002 à hauteur de 100.000 euros relative aux coûts de fonctionnement du groupe acquis, à identifier pour la détermination du goodwill dans son délai d'affectation, c'est à dire jusqu'au 31 décembre 2003.

g) Tableau d'amortissement des lignes bancaires

Les lignes de crédit à moyen terme du groupe s'amortissent selon le tableau suivant :

(en milliers d'euros)

	Crédit Agricole d'Ile de France	Société Générale	BNP Paribas	Total
30 juin 2003	86 412	40 000	50 000	**176 412**
31 décembre 2003	84 540	35 000	50 000	**169 540**
30 juin 2004	72 614	30 000	37 500	**140 114**
31 décembre 2004	70 632	25 000	37 500	**133 132**
30 juin 2005	58 592	20 000	25 000	**103 592**
31 décembre 2005	56 494	15 000	25 000	**96 494**
30 juin 2006	44 334	10 000	12 500	**66 834**
31 décembre 2006	42 112	5 000	12 500	**59 612**
30 juin 2007	29 826	-	-	**29 826**
31 décembre 2007	27 473	-	-	**27 473**
30 juin 2008	15 053	-	-	**15 053**
31 décembre 2008	12 563	-	-	**12 563**
30 juin 2009	-	-	-	-

i) Variation des capitaux propres consolidés

Les écarts de conversion constatés sur les créances et dettes long terme libellés en monnaies étrangères des pays ne participant pas à la zone Euro affectés en capitaux propres pour 6065 milliers d'euros (note h) page 83) trouvent leur contrepartie dans le poste écart de conversion appartenant aux capitaux propres et n'a pas d'incidence sur le résultat du Groupe.


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3 - TABLEAU DE SYNTHÈSE DES 5 DERNIERS EXERCICES

(en milliers d'euros)

	1998	1999	2000	2 001	2002
Opérations et résultats					
Chiffres d'Affaires	437 131	614 924	900 224	1 278 608	1 372 862
Résultat avant Impôt, participation et dotation	84 197	117 873	165 888	242 042	96 178[1]
Impôts sur les sociétés	28 127	40 530	53 459	75 135	23 248
Participation des salaires	6 454	8 074	9 669	15 578	2 793
Résultat avant amortissement des survaleurs	44 489	62 745	93 116	134 280	-12 623[2]
Amortissement des survaleurs	3 432	5 703	8 822	13 266	96 748
Part des minoritaires	61	31	147	177	-26
Résultat net	40 995	57 011	84 147	120 837	-109 344
Résultat distribué	5 234	6 730	9 609	12 606	0
Capital en fin d'exercice					
Capital	14 955	30 015	30 015	45 858	46 817
Nombre actions	9 809 858	30 015 282	30 015 282	91 716 402	93 634 131
Résultat par action avant amortissement des survaleurs	4,5	2,1	3,1	1,5	-0,13
Résultat par action après amortissement des survaleurs	4,2	1,9	2,8	1,3	-1,2
Dividende	0,7	0,3	0,14	0,2	0,0
Personnel					
Effectif	6 118	8 665	12 823	16 651	17 622
Masse salariale	200 065	279 860	408 650	575 886	716 921
Charges sociales	75 570	104 136	146 706	195 926	240 131
Capitaux propres	136 029	189 209	262 347	380 177	250 365

(1) : Avant corrections d'erreurs 2001 pour 32 701 milliers d'euros nettes d'impôt

(2) : *Après corrections d'erreurs 2001 pour 32 701 milliers d'euros nettes d'impôt*


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VI - Etats financiers sociaux



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1 - COMPTES SOCIAUX

En 2002, la société mère Altran Technologies a réalisée un chiffre d'affaires de 231 millions d'euros et un résultat d'exploitation de 2,2 millions d'euros.
Le résultat financier est négatif de 12,7 millions d'euros. Le résultat exceptionnel est positif de 6,0 millions d'euros. Le résultat net s'établit à 3,5 millions d'euros.

Bilan au 31 décembre 2002

Actif

en milliers d'euros	31.12.2002 Brut	31.12.2002 Amortissements et Provisions	31.12.2002 Net	31.12.2001 Net	31.12.2000 Net
ACTIF IMMOBILISE	**188 117**	**17 358**	**170 759**	**136 661**	**92 202**
Immobilisations incorporelles					
Brevets, licences, marques	1 929	1 343	586	493	339
Immobilisations incorporelles en cours	919		919	259	
Immobilisations corporelles					
Autres immobilisations corporelles	17 417	6 998	10 419	9 331	8 263
Immobilisations corporelles en cours				241	108
Immobilisations financières					
Participations et créances rattachées	162 879	8 297	154 582	123 017	80 807
Prêts et autres immobilisations financières	4 973	720	4 253	3 320	
ACTIF CIRCULANT	**660 477**	**2 847**	**657 630**	**621 079**	**547 775**
En cours de production de services	112		112		
Clients et comptes rattachés	96 825	2 805	94 020	84 694	86 803
Autres créances	529 610	42	529 568	331 847	294 564
Disponibilités et VMP	33 930		33 930	204 538	166 408
COMPTES DE REGULARISATION	**14 120**		**14 120**	**4 634**	**6 748**
Charges constatées d'avance	295		295	122	170
Charges à répartir	2 431		2 431	3 750	4 775
Ecart de conversion actif	11 394		11 394	762	1 803
TOTAL DE L'ACTIF	**862 714**	**20 205**	**842 509**	**762 374**	**646 725**


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Passif

en milliers d'euros	31.12.2002	31.12.2001	31.12.2000
CAPITAUX PROPRES	**147 453**	**149 934**	**104 999**
Capital	46 817	45 858	30 015
Primes d'émission	20 462	9 107	
Réserve légale	4 586	3 002	2 443
Report à nouveau	72 040	44 368	45 234
Résultat de l'exercice	3 548	47 599	27 307
PROVISIONS POUR RISQUES & CHARGES	**13 002**	**762**	**1 803**
DETTES	**680 444**	**609 929**	**537 075**
Emprunts obligataires convertibles	446 251	464 195	455 319
Emprunts & dettes auprès d'établissements de crédit	69 807	25 430	7 829
Emprunts & dettes financières divers	92 037	46 488	19 639
Fournisseurs & comptes rattachés	32 871	20 021	13 989
Dettes fiscales & sociales	33 458	52 207	35 273
Dettes sur immobilisations	5 235	457	696
Autres dettes & avances reçues	785	1 131	4 330
COMPTES DE REGULARISATION	**1 610**	**1 749**	**2 848**
Produits constatés d'avance	122	188	163
Ecart de conversion passif	1 488	1 561	2 685
TOTAL DU PASSIF	**842 509**	**762 374**	**646 725**


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Compte de résultat au 31 décembre 2002

en milliers d'euros	31.12.2002	31.12.2001	31.12.2000
Chiffre d'affaires	230 983	231 701	177 296
Production stockée	112		
Production immobilisée	373	472	
Reprises sur provisions, transferts de charges	438	598	5 638
Autres produits	566	8	2
Produits d'exploitation	**232 472**	**232 779**	**182 936**
Autres achats et charges externes	95 227	58 742	46 559
Impôts & taxes	5 260	6 097	4 823
Salaires et traitements	86 800	86 886	70 777
Charges sociales	36 825	34 646	30 546
Dotation aux amortissements & aux provisions	6 080	3 212	2 116
Autres charges	32	19	43
Charges d'exploitation	**230 224**	**189 602**	**154 864**
RESULTAT D'EXPLOITATION	**2 248**	**43 177**	**28 072**
Produits financiers	47 902	46 612	26 465
Charges financières	60 647	18 805	15 206
Résultat financier	**- 12 745**	**27 807**	**11 259**
RESULTAT COURANT	**- 10497**	**70 984**	**39 333**
Produits exceptionnels	8 082	231	303
Charges exceptionnelles	2 038	528	108
Résultat exceptionnel	**6 044**	**-297**	**195**
Participation des salariés		5 145	2 654
Impôts sur les bénéfices	- 8001	17 943	9 567
RESULTAT NET	**3 548**	**47 599**	**27 307**


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2 - NOTES ANNEXES AUX COMPTES SOCIAUX

Règles et méthodes comptables

Les conventions générales comptables ont été appliquées dans le respect du principe de prudence, conformément aux hypothèses de base :

- continuité de l'exploitation,
- permanence des méthodes comptables d'un exercice à l'autre,
- indépendance des exercices,

et conformément aux règles générales d'établissement et de présentation des comptes annuels.

La méthode de base retenue pour l'évaluation des éléments inscrits en comptabilité est la méthode des coûts historiques.

La Société applique depuis le 1er janvier 2002 le règlement 2000-06 du Comité de la Réglementation Comptable relatif aux passifs. La première application de ce règlement n'a pas d'impact significatif sur les comptes clos au 31 décembre 2002.

a) Immobilisations incorporelles

Les immobilisations incorporelles sont évaluées à leur coût d'acquisition ou de production.
Ces immobilisations correspondent à des logiciels achetés ou créés et à des marques.
Les logiciels créés destinés à usage interne ou à usage commercial sont inscrits principalement en charges. Toutefois, ils peuvent être inscrits à l'actif lorsque les conditions suivantes sont respectées :

- Le projet est clairement identifié et suivi de façon individualisée et fiable ;
- Le projet a de sérieuses chances de réussite technique ;
- Le projet a de sérieuses chances de rentabilité commerciale pour les logiciels destinés à être loués, vendus ou commercialisés ;
- La Société manifeste son intention de produire, de commercialiser ou d'utiliser en interne les logiciels concernés ;
- Les frais faisant l'objet d'activation sont ceux directs, internes et externes, engagés durant les phases d'analyse organique, de programmation, de tests, et pour le développement de ces logiciels.

Les amortissements sont calculés suivant le mode linéaire en fonction de la durée de vie prévue pour les logiciels de 12 mois à 5 ans. Les marques ne sont pas amorties.
Un montant de 1 361 milliers d'euros a été investi en 2002 dont 919 milliers d'euros en immobilisations en cours.

b) Immobilisations Corporelles

Les immobilisations corporelles sont évaluées à leur coût d'acquisition.
Les amortissements pour dépréciation sont calculés suivant le mode linéaire en fonction de la durée de vie prévue :

- agencements et installations ....10 ans
- matériels informatiques et de bureau .... 4 ans
- mobilier de bureau ....10 ans

Un montant de 3 358 milliers d'euros a été investi en 2002.

c) Participations, autres immobilisations financières

La valeur brute des titres de participation et autres immobilisations financières figurant au bilan est constituée par leur coût d'acquisition.
Le prix d'acquisition des titres de participation est constitué dans la majorité des cas d'une partie fixe réglée lors de l'acquisition et d'un complément de prix variable en fonction des résultats futurs de la société sur une période en général de 5 ans.


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La valeur d'inventaire des titres correspond à leur valeur d'usage pour l'entreprise.
Elle est déterminée en tenant compte d'une valorisation d'entreprise effectuée à partir des perspectives de rentabilité (CA, EBIT, Cash flow, taux d'actualisation, taux de croissance).
Une provision pour dépréciation est constituée lorsque la valeur d'inventaire ainsi définie est inférieure à la valeur d'acquisition.
Un montant total de 39 229 milliers d'euros a été investi en 2002 en participations ainsi que 2 526 milliers d'euros en autres immobilisations financières.
Un montant total de 8 297 milliers d'euros a été déprécié au titre des participations ainsi que 720 milliers d'euros au titre des autres immobilisations financières.

d) En cours de production de services

Une valorisation de la production de services en cours est effectuée au 31 décembre 2002 en valeur prix de revient des lors que toutes les conditions formelles réunies pour constater la production à l'avancement ne sont pas totalement remplies.
Un montant de 112 milliers d'euros a été constaté au 31 décembre 2002.

e) Créances

Les créances sont valorisées à leur valeur nominale.
Une provision pour dépréciation est constituée lorsque la valeur d'inventaire est inférieure à la valeur nominale.
Une dotation aux provisions d'un montant de 2 536 milliers d'euros a été constatée au 31 décembre 2002.

Cette provision concerne essentiellement la créance détenue par Altran Technologies sur Ilyad Value, suite au litige avec cette dernière et qui s'élève 1 752 milliers d'euros (provision à 100% du montant restant dû). Ilyad Value, quant à elle, réclame à Altran Technologies les montants qu'elle a payés à Altran Technologies, majorés des intérêts de retard. Altran Technologies estime, sur avis de ses conseils, que la réclamation d'Ilyad Value est sans fondement.

f) Opérations en devises et écarts de conversions

Les charges et produits en devises sont enregistrés pour leur contre valeur à la date de l'opération. Les dettes, créances et disponibilités en devises figurent au bilan pour leur contre valeur au cours de fin d'exercice.
Les différences résultant de l'actualisation des dettes et des créances en devises à ce dernier cours sont portées au bilan en écart de conversion pour les devises des pays hors Euro (Pays Out) et les pertes latentes font l'objet d'une provision pour risque.
Un montant de 11 394 milliers d'euros a été doté au titre des provisions pour risque latent sur écart de conversion actif.

g) Opérations à long terme et reconnaissance du chiffre d'affaires

Les opérations à long terme (prestations échelonnées sur au moins deux exercices) sont comptabilisées suivant la méthode du pourcentage d'avancement à partir du moment ou les conditions de reconnaissance du chiffre d'affaires sont réunies.
Ces conditions sont les suivantes :

- inventaire et évaluation exhaustive de la production ;
- acceptation par le cocontractant, prévue dans le contrat, ou pouvant s'apprécier en fonction des usages ;
- existence d'outils de gestion ou de comptabilité analytique permettant de valider le pourcentage d'avancement et de réviser, au fur et à mesure de l'avancement, les estimations de charges, de produits, et de résultat.

La production au taux d'avancement est comptabilisée en facture à établir.

h) Emprunt obligataire convertible

Altran Technologies a émis en juillet 2000 un emprunt obligataire avec option de conversion en actions nouvelles et/ou d'échange en actions existantes, d'un montant de 448 500 milliers d'euros composé de 1 725 000 obligations au nominal de 260 euros (devenu 5 175 000 obligations à 86,67 euros suite à la multiplication par 3 du nombre de titres le 02 janvier 2001), et pour une durée de 4 ans et 158 jours.
La rémunération servie est de 3,50% l'an, payable à terme échu le premier janvier de chaque année.
La conversion en actions par les porteurs d'obligations, peut se faire à tout moment à dater du 26 juillet 2000.
21 obligations ont été converties en action en 2002.

La Société a par ailleurs procédé au rachat de 69 010 obligations convertibles dont l'annulation a permis de dégager un profit exceptionnel brut de 7 759 milliers d'euros.

i) Lignes de crédit à moyen terme

Le Groupe dispose de trois lignes de crédit à moyen terme :

*** 100 millions d'euros avec la Caisse Régionale de Crédit Agricole Mutuel de Paris et d'Ile de France** répartis comme suit

- 30 millions d'euros sur une durée de 7 ans, à taux fixe, à compter du 31 mai 2002; principal amortissable par échéances trimestrielles égales

- 70 millions d'euros sur une durée de 7 ans à compter du 24 mai 2002, à taux variable , amortissable en 7 annuités égales

Le maintien de ces deux lignes de crédit n'est pas soumis à des covenants financiers chiffrés, mais à une clause générale permettant à la banque de mettre en œuvre une clause d'exigibilité anticipée " dans le cas de survenances d'un changement significatif défavorable de nature juridique ou financière dans la structure, le statut ou l'activité de l'emprunteur ou d'une filiale de l'emprunteur ".

Il a été demandé à la banque prêteuse une renonciation à l'exigibilité anticipée du fait des résultats de l'exercice 2002. A la date de publication de ce document, la réponse de la banque n'était pas encore connue.

*** 50 millions d'Euros avec la BNP Paribas**

Cette ligne de crédit est utilisable pendant 5 ans à compter du 15 juillet 2002, à taux variable. Elle est amortissable en 4 annuités, la première étant fixée au 15 juillet 2004.

Au delà des clauses classiques ("negative pledge", "pari passu"), le crédit comporte une clause d'exigibilité anticipée dès lors qu'à la clôture de chaque exercice :

- le rapport endettement financier net sur situation nette consolidée est supérieur à 1,2
- le rapport endettement financier net sur excédent brut d'exploitation consolidée est supérieur à 2

Ces ratios financiers n'étant pas respectés au 31 décembre 2002, le groupe a demandé à la banque les conditions dans lesquelles elle accepterait de ne pas exercer sa clause d'exigibilité anticipée. A la date de publication de ce document, la réponse de la banque n'était pas encore connue.

*** 50 millions d'euros avec la Société Générale**

Cette ligne de crédit est utilisable pendant 5 ans à compter du 31 juillet 2002, sous réserve d'un amortissement semestriel par échéances de 5 millions d'euros, la première échéance étant fixée au 31 janvier 2003. Elle est assortie d'un taux variable.

Elle est assortie d'une clause d'exigibilité facultative au cas où, à la clôture de chaque exercice :

- le rapport endettement financier net sur situation nette comptable est supérieur à 1
- le rapport endettement financier net sur excédent brut d'exploitation est supérieur à 2,5

Ces ratios financiers n'étant pas respectés au 31 décembre 2002, le groupe a demandé à la banque les conditions dans lesquelles elle accepterait de ne pas exercer sa clause d'exigibilité anticipée. A la date de publication de ce document, la réponse de la banque n'était pas encore connue.

j) Valeurs mobilières de placement

Les valeurs mobilières de placement sont valorisées au cours de clôture.
Toutes les plus ou moins values sur valeurs mobilières de placement ont été dégagées au 31 décembre 2002.

k) Charges à répartir

Les charges à répartir concernant les locaux et les logiciels sont amorties sur 3 ans, et concernant l'emprunt obligataire convertible sur 4 ans et 158 jours.

(en milliers d'euros)

IMMOBILISATIONS	Valeur brute au début de l'exercice	Acquisitions	Cessions ou mises hors service ou transferts	Valeur brute à la fin de l'exercice
Immobilisations incorporelles :				
Brevets, licences, marques	1 511	442	24	1 929
Immobilisations incorporelles en cours...	259	919	259	919
Total 1	**1 770**	**1361**	**283**	**2 848**
Immobilisations corporelles :				
Autres immobilisations corporelles	14 424	3 358	365	17 417
Immobilisations corporelles en cours...	241		241	
Total 2	**14 665**	**3 358**	**606**	**17 417**
Immobilisations financières :				
Participations et créances rattachées	123 017	39 862		162 879
Prêts et autres immobilisations financières	3 320	1 893	240	4 973
Total 3	**126 337**	**41 755**	**240**	**167 852**
Total général (1+2+3)	**142 772**	**46 474**	**1 129**	**188 117**

(en milliers d'euros)

AMORTISSEMENTS	Montant au début d'exercice	Augmentation	Diminution	Montant à la fin de l'exercice
Immobilisations incorporelles :				
Brevets, licences, marques	1 018	325		1 343
Total 1	**1 018**	**325**		**1 343**
Immobilisations corporelles :				
Autres immobilisations corporelles	5 093	1 971	66	6 998
Total 2	**5 093**	**1 971**	**66**	**6 998**
Total général (1+2)	**6 111**	**2 296**	**66**	**8 341**


ALTRAN
TECHNOLOGIES

(en milliers d'euros)

PROVISIONS INSCRITES AU BILAN	Montant au début d'exercice	Augmentation	Diminution	Montant à la fin de l'exercice
Participations et créances rattachées		8 297		8 297
Autres immobilisations financières		720		720
Créances clients	269	2 536		2 805
Autres créances	42			42
Provisions pour risques et litiges		1 608		1 608
Provision pour perte de change	762	11 394	762	11 394
Total général	**1 073**	**24 555**	**762**	**24 866**

(en milliers d'euros)

ETAT DES ECHEANCES DES CREANCES	Montant brut	A un an au plus	Plus d'un an Moins de 5 ans	Plus de cinq ans
Créances de l'actif immobilisé				
Créances rattachées à des participations	11 766	115		11 651
Prêts	2 371	720	1 651	
Autres immobilisations financières	2 602	82	2 520	
Créances de l'actif circulant				
Créances clients	96 825	96 825		
Personnel et organismes sociaux	543	543		
Etat	28 996	20 995	8 001	
Groupe et associés	499 046	499 046		
Autres	1 025	1 025		
Charges constatées d'avance	295	295		
Total	**643 469**	**619 646**	**12 172**	**11 651**

(en milliers d'euros)

ETAT DES ECHEANCES DES DETTES	Montant brut	A un an au plus	Plus d'un an Moins de 5 ans	Plus de cinq ans
Emprunts obligataires convertibles	446 251	15 698	430 553	
Emprunts et dettes auprès d'établissements de crédit	69 807	45 267	17 066	7 474
Emprunts et dettes financières divers	65 264	55 995	9 269	
Groupe et associés	26 773	26 773		
Dettes fournisseurs et comptes rattachés	32 871	32 871		
Dettes fiscales et sociales	33 458	33 458		
Dettes sur immobilisations	5 235	5 235		
Autres dettes	745	745		
Produits constatés d'avance	121	121		
Total	**680 525**	**216 163**	**456 888**	**7 474**


ALTRAN
TECHNOLOGIES

(en milliers d'euros)

ENTREPRISES LIEES ET PARTICIPATIONS	
Participations	142 815
Créances rattachées à des participations	11 766
Prêts	4
Créances clients et comptes rattachés	46 307
Autres créances et charges constatées d'avance	499 712
Emprunts et dettes financières divers	26 773
Dettes fournisseurs et comptes rattachés	19 050
Autres dettes et produits constatés d'avance	668

(en milliers d'euros)

PRODUITS A RECEVOIR	
Immobilisations financières	46
Créances clients et comptes rattachés	16 355
Autres créances	366
Créances fiscales et sociales	2 072
Disponibilités	635
Total	**19 474**

(en milliers d'euros)

CHARGES A PAYER	
Emprunts obligataires convertibles	15 697
Emprunts et dettes auprès d'établissements de crédit	591
Emprunts et dettes financières divers	1 193
Dettes fournisseurs et comptes rattachés	16 365
Dettes fiscales et sociales	12 246
Dettes sur immobilisations	4 760
Autres dettes	297
Total	**51 149**

(en milliers d'euros)

CHARGES ET PRODUITS CONSTATES D'AVANCE	Charges	Produits
Charges/Produits d'exploitation	295	122
Total	**295**	**122**

(en milliers d'euros)

CHARGES A REPARTIR SUR PLUSIEURS EXERCICES	Montant net
Charges à étaler nettes (étalées sur 3 ans)	203
Charges à étaler nettes (étalées sur 4 ans et 158 jours)	2 228
Total	**2 431**

(en milliers d'euros)

COMPOSITION DU CAPITAL SOCIAL	Nombre	Valeur nominale
Actions composant le capital social en début d'exercice	91 716 402	0,5 euro
Actions composant le capital social en fin d'exercice	93 634 131	0,5 euro

(en milliers d'euros)

VENTILATION DU CHIFFRE D'AFFAIRES NET	
Répartition par secteur d'activité	
Prestations de services	230 983
Total	**230 983**
Répartition par marché géographique	
Ventes en FRANCE	207 920
Ventes à l'étranger	23 063
Total	**230 983**

(en milliers d'euros)

VENTILATION DE L'IMPOT SUR LES BENEFICES	Résultat	Impôt
Résultat courant	- 10 497	- 8 301
Résultat exceptionnel et participation	6 044	300
Résultat net comptable	**3 548**	**- 8 001**

(en milliers d'euros)

DETAIL DE L'IMPOT SUR RESULTAT COURANT		Base	Taux	Impôt
Résultat courant		- 10 497	33,33	- 3 498
Réintégrations :	Organic 2002	310	33,33	103
	Amortissements charges à étaler	204	33,33	68
	Amortissements excédentaires	100	33,33	33
	Taxes/véhicules et contraventions.	161		53
	Ecarts actif 2001 et 2002	12 156	33,33	4 052
	Ecart passif 2002	1 488	33,33	496
	Moins values long terme 2002	8 297	33,33	2 765
	Plus values latentes VMP 2002	150	33,33	50
	Abandon de créances non déductible 2002	1 406	33,33	468
Déductions :	Organic 2001	277	33,33	92
	Dividendes filiales 2002	24 684	33,33	8 227
	Ecart passif 2001	1 561	33,33	521
	Ecarts actif 2 001 et 2002	12 156	33,33	4 052
Total		**- 24 903**		**- 8 301**

(en milliers d'euros)

DETAIL DE L'IMPOT EXCEPTIONNEL ET DE LA PARTICIPATION	Base	Taux	Impôt
Résultat exceptionnel	6 044	33,33	2 015
Déduction Participation 2001	-5	33,33	- 1 715
	145		
Total	**899**		**300**


ALTRAN
TECHNOLOGIES

(en milliers d'euros)

CREDIT-BAIL		Matériel bureau	Total
Valeur d'origine		37	37
Amortissements	Cumuls exercices antérieurs	12	12
	Dotations exercice	12	12
Total		**24**	**24**
Redevances payées	Cumuls exercices antérieurs	22	22
	Exercice	34	34
Total		**56**	**56**
Redevances restant à payer	A 1 an au plus	38	38
	De 1 à 5 ans	36	36
Total		**74**	**74**
Valeurs résiduelles	*A plus d'1 an et 5 ans au plus*	1	1
Montant pris en charge dans l'exercice		**34**	**34**

(en milliers d'euros)

ENGAGEMENTS DONNES	
Cautions et garanties au profit de filiales et autres :	40 948
Engagement de crédit bail mobilier :	74

(en milliers d'euros)

ACCROISSEMENTS ET ALLEGEMENTS DE LA DETTE FUTURE D'IMPOTS			
Nature des différences temporaires		Montant	Impôt
Allégements :	Provisions non déductibles 2002		
	Organic 2002	310	103
	Ecarts de conversion passif 2002	1 488	496
	Moins value à long terme 2002	8 297	2 765
	Plus value latente VMP 2002	150	50

REMUNERATION DES DIRIGEANTS

Le montant global des rémunérations brutes allouées au titre de 2002 aux membres des organes d'administration et de direction de la Société Altran Technologies s'élève pour 2002 à 2 340 milliers d'euros .

EFFECTIF TOTAL	Personnel salarié
Cadres	1 815
Employés	116
Total	**1 931**


ALTRAN
TECHNOLOGIES

ENGAGEMENTS DE RETRAITE

Le montant des engagements de retraite déterminée à partir des effectifs, de la méthode prospective, des tables de mortalité et du taux de turn-over s'élèvent au 31 décembre 2002 à 1 295 milliers d'euros.
Ce montant est non significatif compte tenu de l'âge moyen de nos salariés (31 ans).

EVENEMENT SIGNIFICATIF

Compte tenu des pertes réalisées par une filiale étrangère, un abandon du compte courant en faveur de cette filiale est prévu et a été pris en compte dans les comptes d'Altran Technologies au 31 décembre 2002 pour un montant de 17 641 milliers d'euros. Les pertes subies par cette filiale étrangère sont dues principalement aux opérations réalisées par elle d'achat de titres d'une Société étrangère cotée et d'achat de titres d'Altran Technologies, et ce en vue de la prise de contrôle de cette Société étrangère cotée, notamment par le biais d'une opération d'échange de titres.

3 - TABLEAU DES RÉSULTATS DES 5 DERNIERS EXERCICES

(en milliers d'euros)

Date d'arrêté	31.12.98	31.12.99	31.12.2000	31.12.2001	31.12.2002
Durée de l'exercice	12 mois	12 mois	12 mois	12 mois	12 mois
Capital en fin d'exercice :					
Capital social	14 955 032	30 015 282	30 015 282	45 858 201	46 817 065
Nombre d'actions ordinaires	9 809 858	30 015 282	30 015 282	91 716 402	93 634 131
Opérations et résultats :					
Chiffre d'affaires (H.T.)	108 458 047	132 099 989	177 295 995	231 701 274	230 982 696
Résultat avant impôt, participation, dotations aux amortissements et provisions	28 581 358	31 150 917	43 443 097	73 095 263	22 956 658
Impôts sur les bénéfices	6 633 640	8 194 767	9 566 884	17 942 655	(8 000 860)
Participation des salariés	1 798 519	2 303 747	2 653 512	5 145 350	0
Résultat après impôts, participation, dotations aux amortissements et provisions	18 379 246	18 934 956	27 307 381	47 599 429	3 548 254
Résultat distribué	6 729 764	9 609 180	12 606 418	18 343 280	
Résultat par action					
Résultat après impôts, participation avant dotations aux amortissements et provisions	2,73	0,69	1,04	0,55	0,33
Résultat après impôts, participation, dotations aux amortissements et provisions	1,87	0,63	0,91	0,52	0,03
Dividende distribué	0,69	0,32	0,14	0,20	-
Personnel :					
Effectif moyen des salariés	1 291	1 503	1 946	2 167	1 931
Montant de la masse salariale	46 242 152	54 578 455	70 777 502	86 885 917	86 799 660
Montant des sommes versées en avantages sociaux (Sécurité Sociale, oeuvres sociales, etc.)	19 519 729	23 451 958	30 545 695	34 645 891	36 824 893


ALTRAN
TECHNOLOGIES

4 - RAPPORT ENVIRONNEMENT

Effectifs

L'effectif total de la société ALTRAN Technologies, au 31 décembre 2002, est de 1931 salariés, dont 1610 consultants, 129 directeurs et managers, 5 dirigeants et 187 collaborateurs des services transversaux.
99.5 % des salariés sont en contrat à durée indéterminée.
Sur un marché du recrutement européen tendu en 2002, Altran a embauché 321 salariés en contrat a durée indéterminée (dont 18 directeurs et managers, 282 consultants et 21 personnes des services transverses) et 15 salariés en contrat à durée déterminée.

Licenciements

En 2002, le nombre total de licenciements a été de 24. Aucun n'a été effectué pour motif économique.

Heures supplémentaires

Au regard du statut "cadre" de la majorité des salariés d'Altran Technologies (soit 94% des effectifs), et du forfait de 217 jours travaillés par an inhérent à ce statut, les éventuels dépassements significatifs du temps de travail sont compensés par le système des TEA (tranches exceptionnelles d'activité) qui correspondent à des journées de récupérations conformément à l'accord d'entreprise et à l'accord national du SYNTEC sur la durée du travail.
L'application de la RTT permet aux salariés cadres de bénéficier selon les années de 9 à 10 jours de RTT par an. Les salaries non-cadres bénéficient quant à eux de 12 jours de RTT par an. Les dispositions mises en place dans le cadre de la RTT font que le nombre d'heures supplémentaires est non significatif.

Main-d'œuvre extérieure à la société

Au 31 décembre 2002, le montant de la main-d'œuvre extérieure à laquelle Altran Technologies a fait appel, via des salariés intérimaires, est de 248 milliers d'euros. Ce montant concerne exclusivement des intérimaires dans les services transversaux. Le travail intérimaire a concerné essentiellement des remplacements de courte durée (en moyenne trois à quatre semaines).

Organisation du temps de travail

La durée hebdomadaire conventionnelle du travail est de 35 heures.
L'organisation du temps de travail, pour la majorité des cadres, s'effectue sur la base d'un forfait annuel de 217 jours travaillés avec une référence horaire hebdomadaire de 38 heures 30, en contrepartie de l'attribution de jours de Réduction du Temps de Travail.
Sur un total de 1931 salariés, 36 bénéficient d'un contrat de travail a temps partiel.

Rémunération et ses évolutions

En 2002, la Direction d'Altran Technologies s'est engagée à ne pas geler de manière massive les salaires de ses salariés cadres, et ce, malgré la récession économique en France et le contexte propre à Altran Technologies. Néanmoins, dans un souci de prudence face à un avenir incertain, la progression des salaires a été sensiblement ralentie.
Toutefois, comme cela a toujours été le cas, Altran Technologies a souhaité individualiser les rémunérations afin qu'elles soient basées sur l'évaluation des résultats et des performances. Aussi, afin de préserver ce principe de cohérence lié à l'individualisation des carrières et des rémunérations, aucune action généralisée visant à la hausse des rémunérations n'a été initiée. Pour ce qui est des non cadres, consciente que dans un contexte économique difficile, ceux-ci sont souvent en première ligne, la Direction d'Altran Technologies s'est fixé pour objectif de maintenir une progression des rémunérations identique à celle réalisée l'année précédente.


ALTRAN
TECHNOLOGIES

Frais de personnel

Au 31 décembre 2002, le montant global des frais de personnel d'Altran Technologies s'élève à 123 625 milliers d'euros. Les salaires bruts payés aux salariés représentent 80 424 milliers d'euros.
La prise en charge par l'entreprise de la protection sociale s'élève à 7 862 milliers d'euros (dont 1 216 milliers d'euros pour les frais de santé et prévoyance et 6 646 milliers d'euros pour la couverture retraite complémentaire).
Les autres charges concernent les cotisations sociales URSSAF, les cotisations chômage, les visites médicales...
Tous les ans, Altran Technologies renégocie ses contrats de couverture sociale (frais de santé et prévoyance), ce qui lui permet, grâce au sérieux et à la rigueur de ses salariés, d'améliorer les garanties offertes et les conditions tarifaires.

Egalité professionnelle hommes et femmes

Lors de la réunion du 10 décembre 2002, dans le cadre de la négociation annuelle obligatoire, il a été remis aux délégués syndicaux un rapport détaillé sur la masse salariale d'Altran Technologies. Ce rapport fait état de la très faible disparité de traitement salarial entre hommes et femmes : entre 0 et 1% pour les cadres (parfois même en faveur des femmes) selon les positions ; entre 0 et 6 % pour les non-cadres, selon les catégories et positions.
Ces chiffres montrent la volonté d'individualiser les carrières et les rémunérations, et de valoriser les compétences, l'implication et les résultats de chacun.

Les relations professionnelles et le bilan des accords collectifs

En 2002, le taux de participation aux élections des représentants du personnel a été fort. 2030 électeurs étaient inscrits lors de ces élections professionnelles et le pourcentage de votants s'est élevé à 26,75%.
Sur cette même année, 10 réunions avec les représentants du personnel ont été organisées. Aucun accord collectif n'a été signé.

Information et communication

Au sein de l'entreprise, l'information circule de façon ascendante et descendante, via des outils de communication - parmi lesquels un Intranet et une lettre d'information du Comité d'Entreprise - et l'organisation de réunions et autres conférences à l'échelle des Business Units.
Des entretiens individuels réguliers sont également organisés entre les consultants et leurs managers, ou entre les consultants et les représentants des Equipes Développement Individuel (EDI).

Procédures

12 recours à des modes de solutions non judiciaires ont été réalisés en 2002. 10 instances judiciaires ont été engagées en 2002 ; elles sont toujours en cours.
Aucune mise en demeure ni aucun procès verbal de l'inspecteur du travail n'ont été reçus en 2002 par Altran Technologies.

Conditions d'hygiène et de sécurité

En 2002, 4 réunions du CHSCT ont eu lieu au sein d'Altran Technologies.
De très nombreuses actions ont été lancées cette même année, afin d'accompagner la mise en place des plans de prévention chez les clients et de suivre les déplacements des salariés dans les pays sensibles de par leur situation politique instable ou les risques médicaux qu'ils présentent.
42 personnes ont bénéficié de formations sur des thèmes comme les habilitations électriques et le secourisme dans le cadre professionnel.


ALTRAN
TECHNOLOGIES

Accidents de travail et de trajet

Sur l'année 2002, il y a eu 6 accidents de travail ayant entraîné un arrêt de travail pour un total de 3 177 121 heures travaillées (foulures, accidents légers...).
Sur ces 6 accidents, 2 sont des accidents de trajet en voiture.
Pour ce qui est du taux de gravité de ces accidents de travail, 67 journées ont été perdues.
On ne déplore pas d'incapacités permanentes ou d'accidents mortels.
Ces accidents n'ont pas touché le personnel temporaire ou les prestataires de service.
Le taux de cotisation d'accident de travail s'est élevé pour 2002 à 1%, et le montant de la cotisation Sécurité Sociale au titre de l'accident de travail a été de 803 milliers d'euros.

Maladies professionnelles

Au titre des maladies professionnelles, nous ne dénombrons ni maladie professionnelle déclarée à la Sécurité Sociale, ni affection pathologique à caractère professionnel.

Formation

En 2002, 1693 salariés ont bénéficié de formations chez Altran Technologies, ce qui équivaut à un total de 55800 heures. Ces formations ont été suivies soit en interne (conférences métier...), soit en externe, financées par le FAFIEC ou directement par Altran Technologies.
Les contributions annuelles 2002 au FAFIEC, FONGECIF au titre de la formation continue, de la formation en alternance et des congés individuels de formation représentent un total de 664 milliers d'euros.
La formation interne et externe représente un total de 1 242 milliers d'euros.

Emploi et insertion des travailleurs handicapés

En 2002, 4 personnes handicapées, reconnues comme telles par la COTOREP, ont été déclarées.
La quasi totalité des salariés d'Altran Technologies sont des consultants qui interviennent dans les locaux des clients. Il est donc difficile d'avoir, comme le demande la loi, une population dite handicapée qui représente 6 % des effectifs.
Un complément de cotisations a été versé au titre de 2002 pour 320 milliers d'euros.
Des actions ont été entreprises fin 2002 afin de mieux suivre les handicapés actuels et d'optimiser le recrutement de cette population.

Œuvres sociales

Le montant du budget " œuvres sociales " attribué au comité d'entreprise d'Altran a été pour 2002 de 97 milliers d'euros et le budget de fonctionnement de 161 milliers d'euros.

Importance de la sous-traitance

Au 31 décembre 2002, le montant de la sous-traitance est de 41 824 milliers d'euros. Ce montant concerne exclusivement des prestataires du groupe ALTRAN dans le cadre des conventions de coopération centralisées.

Impact territorial en matière d'emploi et de développement régional

Altran prend en compte l'impact territorial de ses activités en matière d'emploi et de développement régional.
Altran Technologies s'attache à suivre l'ensemble des salariés détachés auprès des sociétés du groupe, notamment par le maintien des garanties en matière de santé, prévoyance et de rapatriement et centralise pour Altran Technologies l'ensemble des demandes de visa et de permis de travail.
En matière de sous-traitance, Altran Technologies centralise les conventions de coopération technique auprès de filiales.
Les filiales étrangères de l'entreprise prennent en compte l'impact de leurs activités sur le développement régional et les populations locales.

Politique de l'emploi

ALTRAN Technologies poursuit une politique de l'emploi dynamique. Ainsi, en 2002, la société a recruté 336 salariés, principalement en durée indéterminée et au statut cadre.
Les salariés sont notamment choisis pour leur expertise, leur personnalité et leur potentiel d'évolution. Les consultants sont tous de formation supérieure à dominante scientifique ; ils doivent faire preuve de mobilité intellectuelle.


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VII - Etats Financiers Consolidés au 30 juin 2003



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1 - RAPPORT DE GESTION

Principes comptables

Les comptes consolidés sont établis en conformité avec les principes et normes comptables françaises et notamment avec le règlement n° 99-02 du Comité de la Réglementation Comptable homologuée le 22 juin 1999 ainsi qu'avec les recommandations du Conseil National de la Comptabilité relatives aux comptes intermédiaires.

Les méthodes comptables adoptées pour les comptes consolidés au 30 juin 2003 sont identiques à celles utilisées dans les comptes annuels au 31 décembre 2002. Elles sont détaillées dans " les principes comptables et méthodes d'évaluation " inclus dans le rapport annuel 2002.

Dans un souci de comparabilité, il est à noter que les corrections d'erreurs sur les comptes de l'exercice 2001 telles que figurant dans les comptes annuels consolidés 2002, n'ont pas eu d'incidence significative sur les comptes au 30 juin 2002.

Activité et faits marquants de l'exercice

Les travaux de clôture des comptes semestriels ont été encadrés par des instructions strictes de la direction financière ; ils ont été vérifiés par des diligences des Commissaires aux comptes.

LE CHIFFRE D'AFFAIRES AU 30 JUIN 2003 S'ÉTABLIT À 688 MILLIONS D'EUROS.

Le chiffre d'affaires dégagé au premier trimestre 2003 s'élevait à 352,9 millions d'euros ; le second trimestre se traduit par une baisse de 5% (4,8% à périmètre constant) soit 335,1 millions d'euros de chiffre d'affaires.

Cette baisse séquentielle du chiffre d'affaires s'explique essentiellement par le faible nombre de jours ouvrés du deuxième trimestre 2003.

DTS, filiale brésilienne du Groupe, déconsolidée sur le second semestre 2002, a été maintenue en dehors du périmètre de consolidation au 30 juin 2003.

en milliers d'euros	31.12.2002	30.06.2003
Chiffre d'Affaires	1372,8	688,0
Résultat d'Exploitation avant participation	67,3	23,2
Résultat Financier	-27,7	-11,6
Résultat Exceptionnel	6,4	-1,6
IS et Participation	-26,0	4,0
Résultat Net avant amortissement des Survaleurs et corrections	20,0	14,0
Amortissement des survaleurs	-96,7	-11,2
Corrections exceptionnelles	-32,7	0
Résultat Net	-109,3	2,7
Résultat net part du groupe	-109,3	1,2

La contribution au chiffre d'affaires des acquisitions réalisées en 2002 est de 100,9 millions d'euros sur le premier semestre.

Le chiffre d'affaires d'Altran Technologies société mère est de 99,8 millions d'euros et son résultat net de -7,6 millions d'euros après carry back.


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Hormis le groupe Aktiva dont une société a été tranférée vers un holding local Arthur D.Little en 2003 (engagement hors bilan spécifié dans le rapport annuel 2002), il n'y a pas eu d'acquisition sur le 1er semestre 2003. N'ayant pu disposer de l'ensemble des informations du groupe Aktiva, essentiellement sans activités à ce jour, celui-ci n'a pas été consolidé au 30 juin 2003. Des créations de sociétés ont été réalisées au cours de cette même période. Ces entrées n'ont pas eu d'impacts significatifs dans le bilan présenté au 30 juin 2003.

Répartition du chiffre d'affaires par pays

(en millions d'euros)		31/12/2002	30/06/2003	En % du CA 31/12/2002	En % du CA 30/06/2003
	Allemagne / Autriche	114,5	62,4	8%	9%
	Benelux	98,6	46,5	7%	7%
	Royaume-Uni / Irlande	86,5	48,4	6%	7%
	Suède	21,5	12,6	2%	2%
	Suisse	55	26,5	4%	4%
TOTAL Europe du nord		376,1	196,4	27%	29%
	Espagne	118,4	60,0	9%	9%
	Italie	123,1	61,9	9%	9%
	Portugal	18,6	8,2	1%	1%
TOTAL Europe du sud		260,1	130,1	19%	19%
TOTAL France		660,1	331,3	48%	48%
	Asie	12,8	6	1%	1%
	Brésil	24,3	5,4	2%	1%
	Etats Unis	39,5	18,8	3%	3%
TOTAL Hors Europe		76,6	30,2	6%	4%
GROUPE ALTRAN		**1372,9**	**688**	**100%**	**100%**

Les activités hors de France représentent plus de la moitié du chiffre d'affaires du Groupe : 356,7 millions d'euros, soit 52% du chiffre d'affaires total.

Le chiffre d'affaires à l'international se répartit par zone, à raison de 196,4 millions d'euros, pour l'Europe du Nord, 130 millions d'euros pour l'Europe du Sud et 30,2 millions d'euros, hors Europe

LE RÉSULTAT D'EXPLOITATION AU 30 JUIN 2003 S'ÉLÈVE À 23,3 MILLIONS D'EUROS avant participation des salariés (2,8 millions d'euros).

Au 30 juin 2003, le résultat d'exploitation représente 3,4% du chiffre d'affaires, soit 23,3 millions d'euros.

Ce résultat au 30 juin 2003 est impacté du poids de la masse salariale (497,2 millions d'euros soit 72% du CA), de la sous traitance opérationnelle (32,9 millions d'euros soit 4,8% du CA), des voyages et déplacements (32,5 millions d'euros soit 4,7% du CA) et des loyers et charges locatives (21,6 millions d'euros soit 3,1% du CA)

Evolution de l'effectif

	30/06/2003	31/12/2002	Variations Valeur absolue	Variations %
Effectifs totaux	17 044	17 778	- 734	-4,13%

On observe une baisse des effectifs entre le 31 décembre 2002 et le 30 juin 2003 de 734 salariés ; une partie importante est liée à la baisse des effectifs consultants mais aussi à la maîtrise des coûts des fonctions support.


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Résultat financier

Le résultat financier de -11,6 millions d'euros reflète la charge des intérêts sur la dette du Groupe qui s'établit à 7,5 millions d'euros pour les coupons de l'emprunt obligataire convertible, ainsi que les charges d'intérêts sur emprunts à moyen terme et concours bancaires (2,8 millions d'euros).

Résultat exceptionnel

Le résultat exceptionnel est négatif et s'élève à -1,65 millions d'euros.
Au cours du mois de juin, le groupe a racheté 10 000 obligations de l'emprunt émis, pour un montant de 2,22 millions d'euros , dégageant une plus-value de 0,38 millions d'euros.
La dette obligataire se réduit donc de 2,6 millions d'euros à 427,9 millions d'euros au 30 juin 2003.
Les cessions d'actif réalisées au cours du premier semestre ont généré une moins-value de –1,5 millions d'euros.

Impôts et participations

A fin juin 2003, il est constaté un impôt net créditeur de 6.7millions d'euros, dû à des crédits d'impôt et aux impôts différés.

Amortissement des survaleurs

L'amortissement du Goodwill s'élève à 11,2 millions d'euros qui se répartissent en :
- un amortissement récurrent de 9,1 millions d'euros
- Au 30 juin 2003, l'analyse des indices de perte de valeur des actifs a amené le groupe à constater un amortissement exceptionnel de 2,1 millions d'euros sur une de ses filiales ramenant ainsi l'écart d'acquisition sur cette filiale à zéro. Une étude approfondie de la valorisation des actifs selon les principes du règlement CRC n°2002-10 sera à nouveau réalisée au 31 décembre 2003.

Dette nette

La dette nette au 30 juin 2003 s'établit à 511,8 millions d'euros, soit une dégradation de 76.3 millions d'euros par rapport au 31 décembre 2002, principalement expliquée par les décaissements liés aux acquisitions réalisées en 2002.

Acquisitions

Les décaissements sur le premier semestre relatifs aux acquisitions réalisées les années précédentes se sont élevés à 81 millions d'euros.
Ces décaissements se décomposent de la façon suivante :
- Partie fixe relative aux acquisitions réalisées en 2002 : 60,3 millions d'euros
- Earn-out relatifs aux résultats des sociétés sous earn-out en 2002 : 20,7 millions d'euros

Activité recherche et développement

Les dépenses de l'exercice au titre de la recherche et développement se sont élevées à 330 milliers d'euros brut qui ont été activés au bilan

Perspectives

La Direction générale du groupe Altran avait annoncé 4 leviers à sa disposition pour le rétablissement de sa structure financière: la centralisation de la trésorerie disponible au sein du groupe, la mise en œuvre d'un plan d'affacturage, la réduction du compte client et le retour à un niveau de marges plus satisfaisantes. Sur l'ensemble de ces point le programme annoncé a progressé.

- Centralisation de la Trésorerie
  L'objectif fixé est de centraliser 50 à 75 % de la trésorerie disponible dans le groupe au 31 décembre 2003.
  Au 31 décembre 2002, 24% de la trésorerie était centralisée (50,7 millions d'euros sur 211,4 millions millions)
  Au 30 juin 2003, 34% de la trésorerie disponible dans le groupe était centralisée (53 millions d'euros sur 153,8 millions d'euros)
  Au 30 septembre 2003, 55% de la trésorerie était centralisée. Le programme est en avance de phase sur ce point


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TECHNOLOGIES

- **Affacturage**

  L'objectif d'Altran est de réaliser de 80 à 100 millions d'euros d'affacturage à fin 2003, et environ 150 millions d'euros d'ici fin 2004.

  Aucun dispositif d'affacturage n'était mis en place au 31 décembre 2002. L'affacturage portait sur 7,3 millions d'euros au 30 juin 2003, 19 millions d'euros au 30 septembre 2003 et 50 millions d'euros au 30 Octobre 2003. La mise en œuvre de ce dispositif a été rendue possible par la signature d'accords avec quatre établissements bancaires mettant à disposition du groupe des lignes de financement d'un montant total de 162 millions d'euros. La montée en puissance de l'affacturage depuis la signature de ces accords, permettra au groupe d'atteindre les objectifs qu'il s'est fixé.
- **Réduction du compte clients**

  Après un effort particulièrement important de réduction des encours clients à la fin de l'exercice 2002, le groupe a stabilisé au 1er semestre le montant des créances clients qui s'établissent à 396,5 millions d'euros. Les créances clients représentent 87 jours (montant net des créances clients ramené au chiffre d'affaires semestriel TTC compte tenu d'une TVA moyenne de 18%) contre 85 jours au 31 décembre 2002. La mise en place de l'affacturage et une meilleure organisation du processus d'administration des ventes permettent au groupe de maintenir son objectif de réduction du compte clients de 50 millions d'euros d'ici fin 2004.
- **Retour à des marges plus satisfaisantes**

  Altran a, au cours du premier semestre, adapté ses effectifs au niveau d'activité. Ces réductions devraient générer, en année pleine et toutes choses égales par ailleurs une économie de l'ordre de 40 millions d'euros en 2002 compte tenu d'un coût moyen par employé de 54,2 K euros, porteuse de résultats à moyen terme. Dans un contexte de marché atone, le groupe poursuivra au cours du second semestre 2003, l'adaptation de sa structure à un rythme équivalent à celui du premier semestre.

Litiges

- A la suite de la révocation de leurs mandats respectifs, deux anciens dirigeants d'une filiale du groupe (Altiam), acquise au cours de l'année 2002, ont assigné la société Altran Technologies devant le tribunal de commerce et lui réclament une somme de 13,8 millions d'euros, à titre de dommages et intérêts. Cette demande est fondée sur la perte de chance de percevoir l'earn out sur la période restant à courir. La société Altran Technologies a pour sa part assigné ces deux anciens dirigeants devant le tribunal de commerce pour dol lors de la cession des actions de la filiale, et sollicite la restitution du prix payé lors de l'acquisition de la filiale et le paiement de dommages et intérêts. Les demandes formées par la société Altran Technologies s'élèvent , en l'état à 6 millions d'euros. Le litige intervenu après l'arrêté des comptes 2002 n'a pas fait l'objet d'une provision dans les comptes arrêtés au 31 décembre 2002.
- La société Altran Technologies a été assignée en août 2001 par la société The e-Consulting Group (ECG) devant le Tribunal de commerce de Paris en paiement d'une somme d'environ 2,3 millions d'euros à titre de dommages-intérêts. Une telle procédure fait suite à la décision de la société Altran Technologies, prise en juin 2001, de ne pas prendre de participation dans le capital d'ECG, décision considérée par ECG comme fautive et susceptible d'engager la responsabilité de la société Altran Technologies.

  Cette procédure a été reprise par le liquidateur d'ECG après la liquidation judiciaire d'ECG intervenue en septembre 2001.

  La procédure était toujours en cours et aucune décision sur le fond n'avait été prise au 6 octobre 2003 .

  Par ailleurs, certains actionnaires d'ECG ont également assigné la société Altran Technologies devant le Tribunal de commerce de Paris en août 2001, en paiement d'une somme d'environ 3 millions d'euros à titre de dommages-intérêts. De même que le liquidateur d'ECG, ces actionnaires reprochent à la société Altran Technologies sa décision de ne pas prendre de participation dans le capital d'ECG.

  Cette procédure distincte était toujours en cours et aucune décision sur le fond n'avait été prise au 07 octobre 2003 .

Le montant total des provisions destinées à couvrir l'ensemble des litiges du groupe s'élève au 30 juin 2003 à 3,4 millions d'euros.

Evénements significatifs postérieurs au 30 juin 2003

Aucun événement significatif n'est survenu postérieurement au 30 juin 2003.

Altran est en train de finaliser l'examen des diverses solutions de refinancement permettant de faire face à l'échéance du remboursement de son obligation convertible au 1er janvier 2005 et d'assurer son financement à moyen terme. Dans cette attente, les banques prêteuses ont maintenu, en l'état, leurs lignes de crédit en place jusqu'au 31 décembre 2003. Deux d'entre elles (BNP Paribas et Société Générale) ont formalisée par courrier le maintien de ces lignes de crédit. La troisième (Crédit Agricole Ile de France) doit le faire dans les prochains jours.


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2 - COMPTES CONSOLIDÉS

Bilan au 30 juin 2003

Actif

en milliers d'euros	30.06.2003 Brut	Amortissements et Provisions	Net	31.12.2002 Net
ACTIF IMMOBILISE	**887 143**	**242 003**	**645 140**	**675 716**
Immobilisations incorporelles				
Fonds commerciaux	23 490	812	22 678	22 383
Autres immobilisations incorporelles	60 079	15 619	44 459	44 400
Ecarts d'acquisition	641 567	156 281	485 286	509 663
Immobilisations corporelles				
Terrain	230	0	230	230
Constructions	14 117	3 156	10 961	11 446
Autres immobilisations corporelles	102 536	62 756	39 781	44 089
immobilisations financières				
Autres participations	7 776	491	7 285	7 565
Autres titres immobilisés	6 660	396	6 264	6 938
Autres immobilisations financières	30 688	2 492	28 196	29 002
ACTIF CIRCULANT	**712 052**	**27 352**	**684 700**	**749 479**
Stocks & En-cours	3 702	159	3 543	3 757
Acomptes versés sur commandes	1 990		1 990	728
Clients & comptes rattachés	421 618	25 118	396 500	386 883
Autres créances	130 940	2 029	128 911	146 669
Valeurs mobilières de placement	38 505	46	38 458	41 824
Disponibilités	115 297		115 297	169 618
COMPTES DE REGULARISATION	**11 016**		**11 016**	**9 676**
Charges constatées d'avance	9 065		9 065	7 016
Charges à répartir	1 951		1 951	2 660
TOTAL DE L'ACTIF	**1 610 211**	**269 355**	**1 340 856**	**1 434 871**


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Passif

en milliers d'euros	30.06.2003	31.12.2002
CAPITAUX PROPRES GROUPE	**249 942**	**250 3658**
Capital	46 817	46 817
Primes	20 461	20 461
Réserves consolidées	193 414	299 743
Ecarts de conversion	-11 992	- 7 312
Résultat de l'exercice	1 242	- 109 344
INTERETS DES MINORITAIRES	**1 639**	**139**
dans les réserves	105	- 26
dans le résultat	1 534	165
AVANCES CONDITIONNEES	**37**	**161**
PROVISIONS POUR RISQUES ET CHARGES	**55 253**	**63 079**
DETTES	**1 021 483**	**1 112 881**
Emprunts obligataires convertibles	435 426	446 250
Emprunts & dettes auprès d'établissements de crédit	207 685	159 002
Emprunts & dettes financières diverses	22 447	41 547
Fournisseurs & comptes rattachés	57 338	68 340
Dettes fiscales & sociales	247 618	250 461
Dettes sur immobilisations	43 447	134 993
Autres dettes	7 522	12 288
COMPTES DE REGULARISATION		
Produits constatés d'avance	**12 502**	**8 246**
TOTAL DU PASSIF	**1 340 856**	**1 434 871**


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Compte de résultat

en milliers d'euros	30.06.2003	30.06.2002	31.12.2002
Chiffre d'affaires	688 042	696 105	1 372 862
Autres produits d'exploitation	8 297	7 199	19 139
PRODUITS D'EXPLOITATION	**696 339**	**703 304**	**1 392 001**
Achats	4 400	4 383	8 763
Services extérieurs	144 468	136 711	281 411
Impôts & taxes	11 197	11 642	23 060
Charges de personnel	497 027	467 647	957 052
Dotation aux amortissements et aux provisions	14 905	26 917	50 059
Autres charges d'exploitation	1 088	881	4 283
CHARGES D'EXPLOITATION	**673 085**	**648 182**	**1 324 628**
RESULTAT D'EXPLOITATION	**23 255**	**55 121**	**67 373**
Produits financiers	14 491	4 473	10 507
Charges financières	26 114	12 821	38 213
RÉSULTAT FINANCIER	**-11 622**	**-8 348**	**- 27 706**
RESULTAT COURANT	**11 633**	**46 773**	**39 667**
Produits exceptionnels	4 294	3 176	19 533
Charges exceptionnelles	5 942	3 842	13 081
RÉSULTAT EXCEPTIONNEL	**-1 648**	**-666**	**6 452**
Participation des salariés	2 768	1 781	2 793
Impôts sur les bénéfices	- 6 788	12 020	23 248
RESULTAT (avant amortissement des écarts d'acquisition)	**14 005**	**32 306**	**20 078**
Amortissement des écarts d'acquisition	11 229	9 070	96 747
Corrections d'erreurs 2001 nettes d'impôt			32 701
RÉSULTAT NET DE L'ENSEMBLE CONSOLIDE	**2 776**	**23 236**	**-109 370**
Part des minoritaires	1 534	105	- 26
RESULTAT NET GROUPE	**1 242**	**23 131**	**- 109 344**
RESULTAT PAR ACTION			
Nombre d'actions ordinaires	**93 634 152**	**91 716 402**	**93 634 131**
Résultat de base par action	**0.01**	**0,25**	**-1,18**
Résultat dilué par action *	**0.07**	**0,29**	**-1,18**

* calculé suivant la méthode du " rachat d'actions " sur la base du cours moyen du dernier mois de l'exercice.


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Flux de trésorerie

en milliers d'euros	30.06.2003	30.06.2002	31.12.2002
FLUX DE TRÉSORERIE LIÉS À L'ACTIVITÉ			
Résultat net des sociétés intégrées	2 776	23 237	-109 370
Elimination des charges et produits sans incidence sur la trésorerie ou non liés à l'activité :			
Amortissements, provisions et autres charges	13 417	34 149	154 160
Variation des impôts différés	-12 752	-1 914	-9 949
Plus-values de cessions	1 497	30	791
Marge brute d'autofinancement des sociétés intégrées	4 938	55 502	35 632
Ecart de conversion sur la CAF	-51	-1 215	175
Dividendes reçus des sociétés mises en équivalence			
Variation des frais financiers	-9 359	-7 543	2 173
Variation de stocks	312	-1 270	-246
Variation des créances	9 304	-34 859	28 692
Variation des dettes	-9 523	-18 511	- 44 106
Charges et produits constatés d'avance	1 835	9 300	-2 344
Transferts de charges à répartir	*-12*	*-88*	*-99*
Variation du besoin en fonds de roulement	**-7 443**	**-52 971**	**-15 930**
Flux net de trésorerie généré par l'activité	**-2 556**	**1 316**	**19 877**
Flux de trésorerie liés aux opérations d'investissement			
Acquisition d'immobilisations *	-11 616	-55 844	-72 989
Cession d'immobilisations	2 252	6 386	9 315
Incidence des variations de périmètre & compléments de prix	-78 702	-90 114	-142 719
Flux net de trésorerie lié aux opérations d'investissement	**-88 066**	**-139 572**	**-206 393**
Flux de trésorerie liés aux opérations de financement			
Dividendes versés aux actionnaires de la société mère	0	-18 343	-18 343
Dividendes versés aux minoritaires des sociétés intégrées	-16	0	-23
Cession / Rachat d'actions propres	287	0	-9 040
Augmentation de capital et variation des autres fonds propres	-124	23	12 284
Emissions d'emprunts	53 689	34 773	129 255
Remboursements d'emprunts	-24 827	-30 911	-27 842
Flux net de trésorerie lié aux opérations de financement	**29 009**	**-14 458**	**86 291**
Variation de trésorerie	**-61 613**	**-152 714**	**-100 225**
Trésorerie d'ouverture	218 363	321 342	321 342
Trésorerie de clôture	153 802	166 289	218 363
Incidence des variations de cours des devises	-2 946	-2 339	-2 753


ALTRAN
TECHNOLOGIES

Variation des capitaux propres

(en milliers d'euros)

	Capital	Primes	Réserves consolidés	Résultat de l'exercice	Ecarts de conversion	Total capitaux propres
Capitaux propres au 31 décembre 2001	45 858	9 106	206 237	120 837	-1 860	380 178
Augmentation de capital	959	11 355				12 314
Titres de l'entreprise consolidante			-9 040			-9 040
Affectation du résultat 2001			120 837	-120 837		-
Dividendes versés			- 18 343			- 18 343
Résultat consolidé au 31 décembre 2002				- 109 344		-109 344
Variation des écarts de conversion					- 5 452	- 5 452
Autres mouvements			52			52
Capitaux propres au 31 décembre 2002	46 817	20 461	299 743	- 109 344	- 7 312	250 365

(en milliers d'euros)

	Capital	Primes	Réserves consolidés	Résultat de l'exercice	Ecarts de conversion	Total capitaux propres
Capitaux propres au 31 décembre 2002	46 817	20 461	299 743	- 109 344	- 7 312	250 365
Augmentation de capital						
Cession titres de l'entreprise consolidante			2 913			2 913
Affectation du résultat 2002			- 109 344	109 344		-
Dividendes versés				-		-
Résultat consolidé au 30 juin 2003				1 241		1 241
Variation des écarts de conversion					-4 680	-4 680
Autres mouvements			102			102
Capitaux propres au 30 juin 2003	46 817	20 461	193 414	1 241	-11 992	249 941


ALTRAN
TECHNOLOGIES

3 - ANNEXES DES COMPTES CONSOLIDÉS

Principes comptables

Les comptes consolidés sont établis en conformité avec les principes et normes comptables françaises et notamment avec le règlement n° 99-02 du Comité de la Réglementation Comptable homologuée le 22 juin 1999 ainsi qu'avec les recommandations du Conseil National de la Comptabilité relatives aux comptes intermédiaires.

Les méthodes comptables adoptées pour les comptes consolidés au 30 juin 2003 sont identiques à celles utilisées dans les comptes annuels au 31 décembre 2002. Elles sont détaillées dans " les principes comptables et méthodes d'évaluation " inclus dans le rapport annuel 2002.

Dans un souci de comparabilité, il est à noter que les corrections d'erreurs sur les comptes de l'exercice 2001 telles que figurant dans les comptes annuels consolidés 2002, n'ont pas eu d'incidence significative sur les comptes au 30 juin 2002.

Evénements survenus au cours du premier semestre 2003

a) Cession des titres d'autocontrôle

Les 114 000 titres d'autocontrôle détenus par le Groupe Altran et portés en diminution des capitaux propres consolidés en 2002 pour un montant de 9 040 milliers d'euros ont été cédés en mars 2003. La moins value nette d'impôts dégagée lors de cette opération a été imputée sur les capitaux propres conformément aux recommandations du CRC 99-02. L'impact net sur les réserves s'est élevé à 2 913 milliers d'euros.

b) Evolution du périmètre de consolidation

Les sociétés suivantes sont entrées dans le périmètre de consolidation au premier semestre 2003 et ont été consolidées selon la méthode de l'intégration globale à compter de leur date effective d'entrée dans le groupe :

- ALTRAN TECH IRELAND ....à raison de ....94,63 % des titres
- ALTRAN AUSTRIA ....à raison de ....95 % des titres
- ALTRAN TECH AUSTRIA ....à raison de .... 95 % des titres
- ALTRAN NETHERLAND ....à raison de ....95 % des titres
- CQ CONSULTING Gmbh ....à raison de ....99.55 % des titres
- CHS ESPANA ....à raison de ....100 % des titres
- BERATA PARIS ....à raison de ....100 % des titres
- GMTS ....à raison de ....100 % des titres

Ces entrées de périmètre relatives essentiellement à des créations de sociétés n'ont pas eu d'impacts significatifs dans le bilan présenté au 30 juin 2003.

N'ayant pu disposer de l'ensemble des informations du groupe Aktiva acquis en mars 2003 et essentiellement sans activité à ce jour, celui-ci n'a pas été consolidé au 30 juin 2003.

Une correction de pourcentage d'intérêts à hauteur de 5 % a été apportée à la société ALTRAN INTERNATIONAL qui est détenue par le groupe à hauteur de 95 %. L'incidence de cette correction sur le résultat groupe de la période s'élève à -1 685 milliers d'euros.

La décomposition de l'impact par année est la suivante :

(en milliers d'euros)

Année	1997	1998	1999	2000	2001	2002	Total
Impact	-110	-82	-607	-595	-626	335	-1 685



La société Altran International BV avait été créée en 1997 et détenue, dès l'origine, à 95% par Altran Technologies SA, les 5% restant étant détenus par une personne physique ancien dirigeant du groupe, Monsieur Frédéric Bonan. Altran Technologies a financé sa filiale au travers de compte courant d'associés afin de réaliser un certain nombre d'acquisitions à l'international et d'assurer les besoins de trésorerie liés à l'exploitation de ces sociétés. Ainsi Altran International BV est la société mère des holding pays recouvrant :

- les Pays-Bas
- la Belgique (sauf Altran Europe)
- le Luxembourg
- l'Autriche
- l'Irlande
- le Portugal
- le Brésil
- les Etats-Unis
- l'Asie

Par ailleurs Altran International BV est la société détentrice de la marque Arthur D.Little.

Le compte courant d'associé d'Altran Technologies auprès d'Altran International BV s'élevait à 161,1 millions d'euros au 31 décembre 2002 et à 170,8 millions d'euros au 30 juin 2003.

Ecarts d'acquisition et amortissements

(en milliers d'euros)

	Valeur en début d'exercice	*Augmentation de l'exercice*	*Diminution de l'exercice*	*Sorties de l'exercice*	*Ecart de conversion*	*Autres mouvements*	*Valeur en fin d'exercice*
Ecarts d'acquisition bruts	654 741	910	-9 967		-3 531	- 586	641 567
Amortissements	68 660	9 085			-13	- 10	77 722
Amortissements exceptionnels	76 418	2 141					78 559
Ecarts d'acquisition nets	509 663	- 10 316	-9 967	0	- 3 518	- 576	485 286

L'augmentation des écarts d'acquisition correspond aux compléments de prix à payer pour les sociétés clôturant leurs comptes au 30 juin 2003.

La diminution de l'exercice correspond à des réajustements d'estimations de compléments de prix relatifs à l'exercice 2002, versés sur le premier semestre 2003.

La charge d'amortissement des écarts d'acquisition s'est élevée à 11,2 millions d'euros en 2003. Elle comprend un amortissement exceptionnel de 2,2 millions d'euros portant sur une filiale anglaise dont l'écart d'acquisition a été amorti en totalité.

Les compléments de prix éventuels qui seraient dus au titre de l'année 2003 seront déterminés sur la base des comptes annuels arrêtés au 31 décembre 2003. Le cas échéant, les engagements correspondants seront inscrits en dettes sur immobilisations à cette date.


ALTRAN
TECHNOLOGIES

Dettes sur immobilisations

Les dettes sur immobilisations incluent principalement les dettes sur titres pour un total de 42 727 milliers d'euros dont 18 334 milliers d'euros relatifs à DTS.

Elles comprennent 41 817 milliers d'euros de compléments de prix et de parties fixes restant à payer au titre de l'exercice 2002 et 910 milliers d'euros de compléments de prix au titre du premier semestre 2003.

Information sectorielle au 30 juin 2003

La répartition du chiffre d'affaires par zone géographique, correspondant au mode d'organisation interne du groupe, s'analyse ainsi (en milliers d'euros) :

(en milliers d'euros)	1er semestre 2003		2002	
	Chiffre d'affaires	% du Chiffre d'affaires	Chiffre d'affaires	% du Chiffre d'affaires
France	331 274	48.1%	660 073	48.0 %
Italie	61 987	9,00%	123 157	9.0 %
Espagne	60 002	8.7%	118 400	8.6 %
Allemagne	56 330	8.2%	105 708	7.7 %
Grande Bretagne	47 152	6.9%	86 028	6.2 %
Suisse	26 504	3.9%	55 039	4.0 %
Benelux	46 485	6.8%	98 622	7.2 %
Etats Unis d'Amérique	18 816	2.7%	39 495	2.9 %
Suède	12 569	1.8%	21 488	1.7 %
Autriche	6 067	0.9%	8 787	0.6 %
Brésil	5 376	0.8%	24 263	1.8 %
Portugal	8 194	1,20%	15 035	1,10%
Autres	7 286	1,10%	16 767	1,20%
Total	688 042	100,00%	1 372 862	100,00%

Informations sur les litiges significatifs

Aucune évolution majeure n'est à signaler à ce jour concernant les litiges mentionnés dans le rapport annuel 2002.

A la suite de la révocation de leurs mandats respectifs, deux anciens dirigeants d'une filiale du groupe (Altiam), acquise au cours de l'année 2002 ont assigné en 2003 la société Altran Technologies devant le tribunal de commerce et lui réclame une somme de 13,8 millions d'euros à titre de dommages intérêts. Cette demande est fondée sur la perte de chance de percevoir l'earn-out sur la période restant à courir. Altran Technologies a pour sa part assigné ces deux anciens dirigeants devant le tribunal de commerce pour dol lors de la cession des actions de la filiale et sollicite la restitution du prix payé et le paiement de dommages intérêts. Les demandes formulées par Altran s'élève en l'état à 6 millions d'euros. Ce litige intervenu postérieurement à l'arrêté des comptes 2002, a fait l'objet d'une provision dans les comptes au 30 juin 2003.

Le montant total des provisions destinées à couvrir l'ensemble des litiges du groupe s'élève au 30 juin 2003 à 3,4 millions d'euros.

Evénements significatifs postérieurs au 30 juin 2003

Aucun événement significatif n'est survenu postérieurement au 30 juin 2003.

A ce jour, le Groupe est toujours en négociation avec les banques sur les conditions dans lesquelles elles pourraient ne pas exercer leur clause d'exigibilité anticipée sur les crédits à moyen terme.

Engagements hors bilan

Les cautions, avals et garanties donnés ont diminué de 15 millions d'euros. Cette variation est due à des annulations de garantie sur découverts bancaires.

	Total	Paiement due par période		
		à moins d'un an	*De un à cinq ans*	*A plus de cinq ans*
Caution/ Aval Garantie données à des tiers [1]	36 669 025	25 294 122	6 753 644	4 621 259
Dettes garanties par des sûretés réelles	795 860	382 695	413 165	
Effets escomptés non échus	391 622	391 622		
Engagements de crédit bail	682 185	363 489	318 696	
	38 538 692	**26 431 928**	**7 485 505**	**4 621 259**
[1] dont garanties données aux clients	4 707 151		4 617 000	90 151

Evolutions récentes

Altran est en train de finaliser l'examen des diverses solutions de refinancement permettant de faire face à l'échéance du remboursement de son obligation convertible au 1er janvier 2005 et d'assurer son financement à moyen terme. Dans cette attente, les trois banques prêteuses ont maintenu leurs lignes de crédit en place jusqu'au 31 décembre 2003.

Le groupe annonce d'ores et déjà que le chiffre d'affaires pour le troisième trimestre devrait s'établir entre 310 et 320 millions d'euros. La réduction des effectifs au 3ème trimestre devrait être de l'ordre de 400 personnes. Le chiffre d'affaires du 3ème trimestre sera publié au plus tard le 15 novemvre 2003.


ALTRAN
TECHNOLOGIES

VIII - Rapports des Commissaires aux Comptes


ALTRAN
TECHNOLOGIES

Exercice clos le 31 décembre 2002

En exécution de la mission qui nous a été confiée par votre assemblée générale, nous vous présentons notre rapport relatif à l'exercice clos le 31 décembre 2002, sur :

- le contrôle des comptes annuels de la Société Altran Technologies, tels qu'ils sont joints au présent rapport,
- les vérifications spécifiques et les informations prévues par la loi.

Les comptes annuels ont été arrêtés par le conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

I - Opinion sur les comptes annuels

Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.
Nous certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.
Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur les points suivants exposés dans :

- le paragraphe "règles et méthodes comptables", mentionnant la première application du règlement 2000-06 du comité de réglementation comptable relatif aux passifs.
- la note de l'annexe concernant les lignes de crédit à moyen terme (p.85) relative aux clauses d'exigibilité bancaires ("covenants") qui sont en cours de renégociation.

II - Vérifications et informations spécifiques

Nous avons également procédé, conformément aux normes professionnelles applicables en France, aux vérifications spécifiques prévues par la loi.
Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du conseil d'administration et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels.
En application de la loi, nous nous sommes assurés que les diverses informations relatives aux prises de participation et de contrôle et à l'identité des détenteurs du capital vous ont été communiquées dans le rapport de gestion.

Fait à Paris, le 12 juin 2003

Les Commissaires aux Comptes :
CONCORDE EUROPEENNE AUDIT-FRANCE
Gérard Bienaimé

ERNST & YOUNG Audit
Philippe Hontarrède


ALTRAN
TECHNOLOGIES

Exercice clos le 31 décembre 2002

En notre qualité de commissaires aux comptes de votre Société, nous devons vous présenter un rapport sur les conventions réglementées dont nous avons été avisés. Il n'entre pas dans notre mission de rechercher l'existence éventuelle de telles conventions.

Nous vous informons qu'il ne nous a été donné avis d'aucune convention visée à l'article L. 225-38 du Code de commerce.

Fait à Paris, le 12 juin 2003

Les Commissaires aux Comptes :
CONCORDE EUROPEENNE AUDIT-FRANCE
Gérard Bienaimé

ERNST & YOUNG Audit
Philippe Hontarrède



Exercice clos le 31 décembre 2002

En exécution de la mission qui nous a été confiée par votre assemblée générale, nous avons procédé au contrôle des comptes consolidés de la Société Altran Technologies relatifs à l'exercice clos le 31 décembre 2002, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par le conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en oeuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur les points suivants exposés dans :

- la note sur les principes comptables et méthodes d'évaluations (p.77) relative à un changement de présentation et à la première application du règlement 2000-06 du comité de réglementation comptable relatif aux passifs.
- la note de l'annexe relative aux corrections d'erreurs relevées sur les comptes de l'exercice clos au 31 décembre 2001 (p.79).
- la note concernant les lignes de crédit à moyen terme (p.85) relative aux clauses d'exigibilité bancaires ("covenants") qui sont en cours de renégociation.

Par ailleurs, nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations relatives au groupe, données dans le rapport de gestion.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Fait à Paris, le 12 juin 2003

Les Commissaires aux Comptes :
CONCORDE EUROPEENNE AUDIT-FRANCE
Gérard Bienaimé

ERNST & YOUNG Audit
Philippe Hontarrède


ALTRAN
TECHNOLOGIES

Rapport sur l'examen limité des comptes consolidés semestriels

(Articles L. 232-7 du Code de commerce et 297-1 du décret du 23 mars 1967)

En notre qualité de commissaires aux comptes et en application de l'article L. 232-7 du Code de commerce, nous avons procédé à :

- l'examen limité du tableau d'activité et de résultats consolidé présenté sous la forme de comptes intermédiaires consolidés de la société Altran Technologies, relatifs à la période du 1er janvier au 30 juin 2003, tels qu'ils sont joints au présent rapport ;

- la vérification des informations données dans le rapport semestriel.

Ces comptes intermédiaires consolidés ont été établis sous la responsabilité du Conseil d'Administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes intermédiaires consolidés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause, au regard des règles et principes comptables français, la régularité et la sincérité des comptes intermédiaires consolidés et l'image fidèle qu'ils donnent du patrimoine, de la situation financière ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Sans remettre en cause la conclusion exprimée ci-dessus, nous attirons votre attention sur la note 7 de l'annexe (p128), qui indique que le Groupe est en négociation avec les banques sur les conditions dans lesquelles elles pourraient ne pas exercer leur clause d'exigibilité anticipée sur les crédits à moyen terme.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes intermédiaires consolidés sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes intermédiaires consolidés.

Fait à Paris, le 29 octobre 2003

Les Commissaires aux Comptes :
CONCORDE EUROPEENNE AUDIT-FRANCE
Gérard Bienaimé

ERNST & YOUNG Audit
Philippe Hontarrède

En notre qualité de commissaires aux comptes de la société Altran Technologies et en application du règlement COB n°98-01, nous avons procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations portant sur la situation financière et les comptes historiques données dans le présent document de référence.

Ce document de référence a été établi sous la responsabilité de M. Alexis Kniazeff, Président-Directeur Général. Il nous appartient d'émettre un avis sur la sincérité des informations qu'il contient portant sur la situation financière et les comptes.

Nos diligences ont consisté, conformément aux normes professionnelles applicables en France, à apprécier la sincérité des informations portant sur la situation financière et les comptes, à vérifier leur concordance avec les comptes ayant fait l'objet d'un rapport. Elles ont également consisté à lire les autres informations contenues dans le document de référence, afin d'identifier le cas échéant les incohérences significatives avec les informations portant sur la situation financière et les comptes, et de signaler les informations manifestement erronées que nous aurions relevées sur la base de notre connaissance générale de la société acquise dans le cadre de notre mission. S'agissant de données prévisionnelles relatives aux compléments de prix futurs résultant d'un processus d'élaboration structuré, cette lecture a pris en compte les hypothèses retenues par les dirigeants et leur traduction chiffrée.

Les comptes annuels et les comptes consolidés pour les exercices clos les 31 décembre 2000, 2001 et 2002 arrêtés par le Conseil d'Administration, ont fait l'objet d'un audit par nos soins, selon les normes professionnelles applicables en France. Les comptes consolidés semestriels au 30 juin 2003, arrêtés par le Conseil d'Administration, ont fait l'objet d'un examen limité par nos soins, selon les normes professionnelles applicables en France. Les comptes clos les 31 décembre 2000 et 2001 ont été certifiés sans réserve ni observation. Les comptes clos le 31 décembre 2002 ont été certifiés sans réserve, avec les observations suivantes:

Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur les points suivants exposés dans :

- la note sur les principes comptables et méthodes d'évaluation relative à un changement de présentation et à la première application du règlement 2000-06 du comité de réglementation comptable relatif aux passifs;
- la note de l'annexe relative aux corrections d'erreurs relevées sur les comptes de l'exercice clos au 31 décembre 2001;
- la note concernant les lignes de crédit à moyen terme relative aux clauses d'exigibilité bancaires ("covenants") qui sont en cours de renégociation.

Les comptes clos le 30 juin 2003 ont été attestés sans réserve, avec l'observation suivante :

Sans remettre en cause la conclusion exprimée ci-dessus, nous attirons votre attention sur la note 7 de l'annexe (p. 128), qui indique que le Groupe est en négociation avec les banques sur les conditions dans lesquelles elles pourraient ne pas exercer leur clause d'exigibilité anticipée sur les crédits à moyen terme.

Sans remettre en cause l'observation ci-dessus, nous attirons votre attention sur la note "Evolutions récentes" de l'annexe au 30 juin 2003 qui expose l'état d'avancement du refinancement envisagé afin de faire face à l'échéance du remboursement de l'obligation convertible au 1er janvier 2005 et assurer le financement du groupe à moyen terme, ainsi que les accords intervenus avec les banques concernant les crédits à moyen terme.

Sur la base de ces diligences, nous n'avons pas d'observation à formuler sur la sincérité des informations portant sur la situation financière et les comptes, présentées dans ce document de référence.

Fait à Paris, le 31 octobre 2003

Les Commissaires aux Comptes :

CONCORDE EUROPEENNE AUDIT-FRANCE
Gérard Bienaimé

ERNST & YOUNG Audit
Philippe Hontarrède


ALTRAN
TECHNOLOGIES

IX - Tableau de concordance

Afin de faciliter la lecture du rapport annuel déposé comme document de référence, nous vous prions de trouver, ci-dessous, un sommaire renvoyant aux principale informations exigées dans le cadre du règlement 98-01 de la Commission des Opérations de Bourse.

RUBRIQUES	PAGES
Attestations des responsables	
Attestation des responsables du document de référence	4
Attestation des contrôleurs légaux des comptes	130 à 134
Politique d'information	4
Renseignement de Caractère Général	
Emetteur	
Réglementation applicable	8
Capital	
Particularités	8 à 11
Capital autorisé non émis	11, 12
Capital Potentiel	12
Tableau d'évolution du capital sur 5 ans	13
Marché des titres	
Tableau d'évolution des cours et volumes sur 18 mois	14, 15, 16
Dividendes	16
Capital et droits de vote	
Répartition actuelle du capital	13
Evolution de l'actionnariat	13
Pacte d'actionnaires	13
Activité du groupe	
Organisation du groupe	17 à 20
Chiffre clés du groupe	34
Informations sectorielles	33 et 43
Marché et positionnement concurrentiel de l'émetteur	17, 18
Politique d'investissement	28,29
Analyse des risque du groupe	
Facteur de risque	
Risque de marché	23 à 26
Risque particulier liés à l'activité	27
Risque juridiques	25, 26
Risques environnement	25
Assurances	27
Patrimoine, situation financière et résultats	
Comptes consolidés et annexes	68 à 96
Engagements hors-bilan	89 et 95
Honoraires des commissaires aux comptes et des membres de leurs réseaux	93
Information financière pro-forma	80
Compte sociaux et annexes	97 à 113
Gouvernement d'entreprise	
Composition et fonctionnement des organes d'administration	19
Composition et fonctionnement des comités	19, 20
Dirigeants mandataires sociaux	21
Dix premiers salariés (options conditions et levées)	21
Conventions réglementées	131
Evolution récente	115 à 128
Perspectives	118, 119


ALTRAN
TECHNOLOGIES


ALTRAN
TECHNOLOGIES

ALTRAN TECHNOLOGIES
Société Anonyme au capital de 46.817.065,50 Euros

Siège social :
58, boulevard Gouvion Saint-Cyr
75017 PARIS
702 012 956 RCS PARIS